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As filed with the Securities and Exchange Commission on August 23, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARTER HOLDINGS, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Massachusetts	424330	13-3912933
(State or other jurisdiction of Incorporation or Organization)	(North American Industry Classification System Number)	(I.R.S. Employer Identification No.)

The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
Telephone: (404) 745-2700
Facsimile: (404) 892-0968
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Michael D. Casey
Senior Vice President and Chief Financial Officer
The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
Telephone: (404) 745-2700
Facsimile: (404) 892-0968
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Joel F. Freedman, Esq.	Robert E. Buckholz, Jr., Esq.
Ropes & Gray	Sullivan & Cromwell
One International Place	125 Broad Street
Boston, Massachusetts 02110	New York, New York 10004
Telephone: (617) 951-7000	Telephone: (212) 558-4000
Facsimile: (617) 951-7050	Facsimile: (212) 558-3588

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE

COMMON STOCK, PAR VALUE $0.01 PER SHARE	$100,000,000.00	$9,200.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes shares subject to the underwriters' over-allotment option.

        The registrant plans to re-incorporate in Delaware and change its name to Carter's, Inc. before circulating the prospectus included in this filing.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

Subject to Completion. Dated August 23, 2002.

Shares

Common Stock

        This is an initial public offering of common stock of Carter Holdings, Inc.

        Carter's is offering                of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional              shares. Carter's will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $                     and $                    . Carter's intends to list the common stock on the New York Stock Exchange under the symbol "CRI."

        See "Risk Factors" on page 9 to read more about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Carter's	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional              shares from Carter's and the selling stockholders at the initial price to public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                , 2002.

Goldman, Sachs & Co.
Banc of America Securities LLC
Credit Suisse First Boston
Morgan Stanley

Prospectus dated                  , 2002.

[Pictures of children wearing body suits, blanket sleepers and other products that we market; pictures of our products presented on in-store fixtures; and pictures of the interior of one of our retail stores.]

PROSPECTUS SUMMARY

        This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus. In particular, you should read the section entitled "Risk Factors" and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Carter Holdings, Inc.'s fiscal year ends on the Saturday in December or January nearest the last day of December. The terms "Carter's," "we," "our" and "us" refer to Carter Holdings, Inc. and its consolidated subsidiaries unless the context suggests otherwise. References to "baby" in this prospectus mean newborns through approximately age one, or up to size 9 months, and references to "young children" in this prospectus mean children from approximately age one to six, or children's clothing sizes 12 months to 7.

Our Business

        We are the largest branded marketer of baby apparel and a leading marketer of young children's apparel in the United States. Over our 137 years of operation, Carter's has become one of the most highly recognized and most trusted brand names in the growing children's apparel industry. We sell our products under the Carter's and Tykes brand names in more than 8,200 department, national chain, specialty and discount stores, representing over 420 accounts, as well as through our 155 retail stores, which are primarily located in outlet centers. We focus on providing high-quality products at prices that represent an attractive value to consumers. We believe our strong value proposition appeals to a broad demographic, and our multi-channel distribution strategy allows us to reach consumers where they shop. Since 1992, when the current management team joined Carter's, we have increased net sales from $227 million to $519 million. In the past five years, we have increased net sales at a compounded annual growth rate of 10% (more than twice the annual growth rate of the market for baby and young children's apparel) and operating income has grown at a compounded annual rate of 22%. In addition, through 2001, our Carter's stores have achieved five consecutive years of annual comparable store sales growth.

        We focus on marketing high-volume, essential apparel for babies and young children. Our core products include bodysuits, pajamas, blanket sleepers, gowns, bibs, towels, washcloths and receiving blankets. Our top ten core products accounted for approximately 60% of our net sales in 2001. These core products are consumer staples and are insulated from changes in fashion trends. Whether they are shopping for their own children or purchasing gifts, consumers provide consistent demand for our products as they replace clothing outgrown by young children. In 2001, we shipped over 90 million units of Carter's products to our customers, up approximately 15% from 2000.

        In the department, national chain, outlet and specialty store distribution channels, we are the leading provider of layette and sleepwear for babies and young children. Layette is comprised of a complete range of apparel and related products for newborns. Our aggregate market shares in fiscal 2001 in our channels, excluding the discount store channel, were approximately 29% for layette and 36% for sleepwear for babies and young children, which represent greater than two times the market shares of the next largest brands. Our share of the playclothes market for babies and young children grew from 2.5% in 2000 to 5.2% in 2001. Our top wholesale customers are leading children's retailers in the U.S.: Kohl's, Kids "R" Us/Babies "R" Us, JCPenney, Sears, Federated, May Company and Mervyn's. In the fourth quarter of 2000, we entered the discount store channel by launching the Tykes brand in all Target stores nationwide. In 2001, our first full year in Target, we generated $20.4 million of net sales. In addition, we extend the reach of the Carter's and Tykes brands in our channels through licensing arrangements with 19 marketers of related baby and young children's products.

Our Competitive Strengths

        We attribute our market leadership and our significant opportunities for continued growth and increased profitability to the following competitive strengths:

  •
  Superior Brand Strength. During our 137 years of providing quality children's apparel, we have successfully established the Carter's brand as a trusted and well recognized name among consumers. Ninety-five percent of mothers and grandmothers surveyed know the Carter's name, and over 85% have purchased a Carter's product. We have leading market shares in our wholesale channels, where we command more dedicated floor space in baby departments than other brands.

  •
  High-Volume, Core Product Strategy. We develop and market high-volume, essential apparel products that consumers purchase frequently. The majority of our styles continue from year to year with variations only to color, fabric or creative applications. Given our products' low fashion risk and high turnover, over 90% of babywear sales to our wholesale customers in 2001 were of products that we automatically replenish. We believe this increases our productivity and creates a more stable revenue base.

  •
  Multiple Distribution Channels with Broad Customer Reach. Our multi-channel distribution strategy allows us to reach consumers with varying demographic and socio-economic traits. In addition to our historic wholesale strength and retail store presence, we entered the discount store channel by launching the Tykes brand in all Target stores in the fourth quarter of 2000.

  •
  Operational Expertise. We believe that our skill at servicing our customers with on-time deliveries of high-quality products and our replenishment capabilities have been key drivers in building market share at our wholesale customer accounts and have been important factors in our entry into the discount store channel. As a result of improvements in our logistics over the past several years, we have increased our speed to market with new products while reducing overall inventory levels. In addition, our global sourcing initiatives have enabled us to improve product quality while reducing costs.

  •
  Strong Management Team With a Proven Track Record. We have a strong and experienced management team, with our five senior executives averaging more than 20 years of experience in the textile and apparel industries. Since joining Carter's in 1992, our management team has been responsible for increasing net sales at a compounded annual growth rate of approximately 10%. In recent years, we have expanded the management team to include expertise in outlet and mass channel retailing, global sourcing and logistics. After this offering, management will continue to own approximately    % of the equity of our company.

Our Growth Strategy

        We intend to continue increasing sales and enhancing our profitability by capitalizing on our competitive strengths through the following growth strategies:

  •
  Increase Brand Leadership in Existing Distribution Channels. We intend to strengthen our market position by continuing to drive the growth of our core products through further fabric improvement, new packaging and merchandising strategies, additional investment in point-of-sale fixturing and development of creative license arrangements. Our goal is to continually improve the value proposition of our products for our consumers.

  •
  Leverage Carter's Brand in Large, Fragmented Playclothes Market. As the leading brand in layette and sleepwear for babies and young children, we have a significant opportunity to expand our market share in the highly fragmented $11 billion playclothes market for babies and young children. We intend to build brand leadership in our core playclothes products such as t-shirts, leggings, shorts, casual pants and jumpsuits.

  •
  Expand Presence in Discount Store Channel. Forty-one percent of sales in the $17 billion U.S. apparel market for babies and young children are generated through discount stores nationwide. Given the size and growth of the discount store channel and our success with Target, we expect to explore opportunities to further expand the presence of our brands in this market segment.

  •
  Extend Reach and Increase Productivity of Retail Stores. We intend to add eight to ten stores per year. All of our retail stores were profitable in 2001. Generally, new stores are profitable within the first year of operation and produce a payback of initial investment within one year after opening. We further intend to increase our store productivity by focusing on the merchandising of our core products, improving logistics and identifying superior site locations.

  •
  Continue Expansion of Global Sourcing. Our full-package global sourcing accounts for approximately 51% of our total product mix. Full-package sourcing means entirely outsourcing the manufacturing and packaging of products from third parties. Significant cost reduction and margin improvement are possible as we continue to expand our global sourcing capabilities.

  •
  Improve Operating Efficiencies. We are reducing the complexity of our product development process and have made investments in demand forecasting and supply chain technology to improve the process and enable quicker inventory turns. We believe that our continued focus on shortening the product development cycle will enable us to further improve operating efficiencies.

General

        In August 2001, investment funds affiliated with Berkshire Partners LLC purchased control of our company from Investcorp S.A., which had been our controlling stockholder since acquiring us in 1996. Our management team has remained in place since 1992 and has provided continuity to our business through both of these acquisitions. Berkshire Partners is a Boston-based private investment firm that invests in businesses that offer strong growth prospects and are supported by high-quality management teams. Since 1984, Berkshire Partners' funds have invested in over 70 operating companies in a wide variety of industries, including industrial and consumer products manufacturing, retail and related services, business services, communications and transportation. Berkshire Partners currently manages approximately $3.5 billion of capital through six private equity partnerships.

        We are incorporated in The Commonwealth of Massachusetts. Prior to the distribution of this prospectus and the offering of our common stock, we expect to have re-incorporated in the State of Delaware through a merger with a newly formed Delaware corporation to be named Carter's, Inc. All references to our charter documents and by-laws in this prospectus assume that this re-incorporation has taken place. Our principal executive offices are located at The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309. Our telephone number is (404) 745-2700. Our internet address is www.carters.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained in or accessible through our website to be part of this prospectus.

Risk Factors

        We face risks operating our business that you should consider before investing in our company. For a discussion of some of these risks, you should read the section entitled "Risk Factors" beginning on page 9 of this prospectus.

Trademarks

        Our trademarks, some of which are federally registered pursuant to applicable intellectual property laws, include: Carter's®, Carter's Starters™, Celebrating Childhood™, Celebrating Imagination™, Child of Mine™, Dreamakers™, Jiffon™, Just One Year™ and Nevabind™.

This Offering

Common stock offered by us	shares(1)
Common stock offered by selling stockholders	shares(2)
Total common stock offered	shares(1)(2)
Common stock outstanding after this offering	shares(1)(3)
Use of proceeds
We intend to contribute a portion of the net proceeds from the sale of the common stock offered by us to our operating subsidiary, The William Carter Company, which will use those proceeds to redeem some of its outstanding senior subordinated notes and repay indebtedness under its senior credit facility. We will also pay Berkshire Partners $3.7 million from the net proceeds to terminate our future obligations under our management agreement with them. We intend to use any remaining net proceeds for general corporate purposes, such as funding working capital. We will not receive any proceeds from the sale of shares by the selling stockholders.
Proposed NYSE symbol	CRI
Risk factors	See "Risk Factors" beginning on page 9 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

(1)
Does not include            shares of common stock that may be sold by us if the underwriters choose to exercise their over-allotment option in full.

(2)
Does not include            shares of common stock that may be sold by the selling stockholders if the underwriters choose to exercise their over-allotment option in full.

(3)
Does not include 986,049 shares of common stock reserved for issuance under our 2001 Equity Incentive Plan, under which options to purchase 866,858 shares of common stock are outstanding as of the date of this prospectus.

Summary Historical and Pro Forma Consolidated Financial Data

        The summary historical consolidated financial data as of the end of and for each of the fiscal years 1999 and 2000 and the period from August 15, 2001 through December 29, 2001 and the summary historical consolidated financial data for the period from December 31, 2000 through August 14, 2001 were derived from our audited consolidated financial statements. The audited consolidated financial statements as of the end of and for fiscal year 2000 and the period from August 15, 2001 through December 29, 2001 and the audited consolidated financial statements for the period from December 31, 2000 through August 14, 2001 are included elsewhere in this prospectus. The summary historical consolidated financial data for each of the six-month periods ended June 30, 2001 and June 29, 2002 and as of June 29, 2002 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2001 were derived from our unaudited condensed consolidated financial statements. The pro forma operating data for the fiscal year 2001 were derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. As a result of adjustments made in connection with our acquisition by Berkshire Partners LLC, its affiliates and associated investors in August 2001, which we refer to as the "Acquisition," the results of operations for the period from August 15, 2001 through December 29, 2001 and for the six months ended June 29, 2002 (the "Successor" periods) are not comparable to prior periods (the "Predecessor" periods). This data is qualified in its entirety by the more detailed information appearing in our consolidated historical financial statements and related notes, our unaudited pro forma condensed consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	(dollars in thousands, except per share data)
				Successor
	Predecessor
				Period from August 15, 2001 through December 29, 2001(a)	Pro Forma for the Acquisition
	Fiscal Years		Period from December 31, 2000 through August 14, 2001			Six-month periods ended
	1999	2000			Fiscal Year 2001(a)	June 30, 2001	June 29, 2002(a)
						(Predecessor)	(Successor)
OPERATING DATA:
Wholesale sales	$223,612	$248,095	$155,639	$127,689	$283,328	$119,868	$135,228
Retail sales	183,312	215,280	127,088	108,091	235,179	97,370	108,462

Net sales	406,924	463,375	282,727	235,780	518,507	217,238	243,690
Cost of goods sold	271,844	293,340	182,863	149,352	327,349	140,996	150,069

Gross profit	135,080	170,035	99,864	86,428	191,158	76,242	93,621
Selling, general and administrative expenses	117,334	135,322	88,895	57,987	147,991	68,517	78,913
Acquisition-related non-recurring charges(b)	—	—	11,289	—	—	—	—
Writedown of long-lived assets(c)	7,124	—	3,156	—	3,156	3,156	—
Non-recurring charges—plant closure costs(d)	—	—	1,116	(268)	848	1,116	—
Royalty income	(4,233)	(5,808)	(4,993)	(2,624)	(7,617)	(3,477)	(3,775)

Operating income	14,855	40,521	401	31,333	46,780	6,930	18,483
Interest income	—	(303)	(73)	(207)	(280)	(68)	(167)
Interest expense	20,437	18,982	11,803	11,307	30,722	9,252	14,137

(Loss) income before income taxes, extraordinary item and cumulative effect of change in accounting principle	(5,582)	21,842	(11,329)	20,233	16,338	(2,254)	4,513
(Benefit from) provision for income taxes	(1,782)	8,835	(1,981)	7,395	6,113	(902)	1,738

(Loss) income before extraordinary item and cumulative effect of change in accounting principle	(3,800)	13,007	(9,348)	12,838	$10,225	(1,352)	2,775

Extraordinary item, net of tax benefit of $4,876(e)	—	—	7,649	—		—	—
Cumulative effect of change in accounting principle for revenue recognition, net of income tax benefit of $217(f)	—	354	—	—		—	—

Net (loss) income	$(3,800)	$12,653	$(16,997)	$12,838		$(1,352)	$2,775

Pro forma amounts assuming accounting change for revenue recognition is applied retroactively	$(3,384)	$13,007	$(16,997)	$12,838		$(1,352)	$2,775

EARNINGS PER SHARE DATA:
Basic net income per common share				$2.30			$0.50
Diluted net income per common share				$2.18			$0.46
Basic weighted average number of common shares outstanding				5,583,034			5,596,122
Diluted weighted average number of common shares outstanding				5,889,826			5,995,057
OTHER OPERATING DATA:
Gross margin	33.2%	36.7%	35.3%	36.7%	36.9%	35.1%	38.4%
EBITDA before non-recurring charges and writedown of long-lived assets(h)	$38,834	$58,041	$28,207	$37,983	$70,721	$20,627	$27,048
Depreciation and amortization	16,855	17,520	12,245	6,918	19,937	9,425	8,565
Capital expenditures	12,726	17,179	9,480	9,556	19,036	6,128	5,552
BALANCE SHEET DATA (end of period):
Working capital(g)	$83,471	$87,862		$111,148		$85,523	$117,945
Property, plant and equipment, net	51,776	54,441		46,503		48,565	45,879
Total assets	314,944	327,545		604,162		339,321	605,565
Total debt, including current maturities	162,300	161,400		298,742		176,700	297,870
Stockholders' equity	56,953	69,596		158,338		68,244	162,254

CASH FLOW DATA:
Net cash provided by (used in) operating activities	$36,458	$24,197	$168	$31,113	$(14,845)	$(632)
Net cash used in investing activities	(12,362)	(19,217)	(9,266)	(247,459)	(6,083)	(5,054)
Net cash (used in) provided by financing activities	(24,667)	(4,698)	5,925	240,514	20,339	(852)
PRO FORMA PRESENTATION ASSUMING SFAS NO. 142 WAS IN EFFECT FOR ALL PERIODS:
Pro forma (loss) income before income taxes, extraordinary item and cumulative effect of change in accounting principle for revenue recognition	$(2,272)	$25,081	$(9,270)		$(620)
Pro forma (benefit from) provision for income taxes	(782)	9,835	(1,384)		(427)
Pro forma (loss) income before extraordinary item and cumulative effect of change in accounting principle for revenue recognition	(1,490)	15,246	(7,886)		(193)
Pro forma net (loss) income	(1,490)	14,892	(15,535)		(193)

  (a)
  As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001. In addition, we entered into new financing arrangements and changed our capital structure in connection with the Acquisition. At the time of the Acquisition, we adopted the provisions of Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which affect the amortization of goodwill and other intangibles. Accordingly, the results of operations for the Successor periods from August 15, 2001 through December 29, 2001 and the six-month period ended June 29, 2002 are not comparable to prior periods.

  (b)
  The Acquisition-related non-recurring charges for the Predecessor period from December 31, 2000 through August 14, 2001 include $4.5 million in management bonuses and $6.8 million in other seller expenses.

  (c)
  The writedown for the 1999 fiscal year represents the $6.9 million writedown in the carrying value of our textile facility assets, for which the operations were closed in December 1999, and a $0.2 million loss on property, plant and equipment related to the closures of three domestic sewing facilities. The $3.2 million writedown of long-lived assets for the Predecessor period from December 31, 2000 through August 14, 2001 and the Predecessor six-month period ended June 30, 2001 relates to the closure of two domestic manufacturing facilities closed in the periods.

  (d)
  The $1.1 million plant closure non-recurring charge for the Predecessor period from December 31, 2000 through August 14, 2001 and the Predecessor six-month period ended June 30, 2001 relates to closure costs associated with the two domestic manufacturing facilities closed in the periods.

  (e)
  The extraordinary item for the Predecessor period December 31, 2000 through August 14, 2001 reflects the write-off of debt issuance costs of approximately $2.9 million, net of a tax benefit of approximately $1.8 million, and a debt prepayment penalty of approximately $4.7 million, net of a tax benefit of approximately $3.1 million.

  (f)
  In fiscal 2000, we recorded the cumulative effect of a change in accounting principle in order to comply with guidance provided by the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements."

  (g)
  Represents total current assets less total current liabilities.

  (h)
  As defined for presentation in the summary historical and pro forma consolidated financial data table, EBITDA represents earnings before interest, income tax expense, depreciation and amortization and also excludes the items referred to in notes (b), (c), (d) and (e) above. Included in EBITDA for the Successor period from August 15, 2001 through December 29, 2001, is a $4.5 million charge related to the amortization of the step-up in the inventory valuation as of the Acquisition. Included in EBITDA for the Predecessor period from December 31, 2000 through August 14, 2001, are $1.3 million of costs incurred in connection with activities leading up to the Acquisition. EBITDA, as defined above, is presented because we believe it is helpful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. It is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as an indicator of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. See the "Consolidated Statements of Cash Flows" included in our financial statements.

RISK FACTORS

        You should carefully consider the risk factors set forth below and all other information contained in this prospectus before making an investment decision regarding our common stock. The risks described below are not the only risks we face. Additional risks and uncertainties that we have not yet identified or that we currently consider to be immaterial may also materially and adversely affect our business, financial condition and results of operations. You could lose part or all of your investment.

Risks Relating to Our Business

The loss of one or more of our key customers could result in a material loss of revenues.

        In 2001, we derived approximately 40% of our total net sales from our top eight customers. We expect that these customers will continue to represent a significant portion of our sales in the future. A significant decrease in business from one or more of these customers could have a material adverse effect on our revenue and results of operations.

Retail trends could result in increased downward pressure on our prices.

        With the growing trend toward retail trade consolidation, we increasingly depend upon a reduced number of key retailers whose bargaining strength is growing. We may be negatively affected by changes in the policies of our retail trade customers, such as inventory de-stocking, limitations on access to shelf space, scan-based trading and other conditions. Further consolidations in the retail industry could result in price and other competition that could damage our business.

Our dependence on foreign supply sources may result in disruptions to our operations in the event of political instability or foreign regulations.

        We currently source substantially all of our sewing, embroidery and cutting and a substantial portion of our fabric production through our offshore facilities and other offshore production arrangements. We expect to source more of our fabric production offshore over time. We may be adversely affected by:

    •
    political instability resulting in the disruption of trade from foreign countries in which our manufacturing facilities are located; and

    •
    the imposition of new regulations relating to imports, duties, taxes and other charges on imports.

        These and other events beyond our control could interrupt production in offshore facilities or delay receipt of the products in the United States, which may have a material adverse effect on our financial condition and results of operations.

Our business and reputation may be adversely affected if our brand is associated with negative publicity.

        While our staff and third party compliance auditors periodically visit and monitor the operations of our vendors, independent manufacturers and licensees, we do not control these vendors and independent manufacturers or their labor practices. The violation of our guidelines or labor or other laws by these vendors or independent manufacturers could interrupt or otherwise disrupt our sourcing or damage our brand image. As a result, negative publicity regarding our company, brand or products, including licensed products, could adversely affect our reputation and sales.

The loss of one or more of our major suppliers for raw materials may interrupt our supplies.

        Of the fabrics we source in the United States, we purchase a majority from a few vendors of each material. The loss of one or more of these suppliers could interrupt our supply, which could have an adverse effect on our sales and increase our costs.

We operate in a highly competitive market and our business will suffer if we are unable to compete effectively.

        The baby and young children's apparel markets are highly competitive. Both branded and private label manufacturers compete in the baby and young children's apparel markets. Our primary branded competitors include GAP, Gerber, Oshkosh B'Gosh and Disney-licensed products in playclothes and sleepwear. Some retailers, including several that are our customers, have significant private label product offerings in playclothes that compete with us. Because of the highly fragmented nature of the industry, we also compete with many small manufacturers and retailers. Some of our competitors have greater financial resources and larger customer bases than we have and are less financially leveraged than we are. As a result, these competitors may be able to:

    •
    adapt to changes in customer requirements more quickly;

    •
    take advantage of acquisition and other opportunities more readily; and

    •
    devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can.

The loss of key members of our senior management team could adversely affect our business.

        Our success depends largely on the efforts and abilities of our current senior management team. Their experience and industry contacts significantly benefit us. If we were to lose the benefit of their experience and contacts, our business could be adversely affected.

Our substantial leverage could adversely affect our financial condition.

        On June 29, 2002, after giving effect to this offering and our intended use of proceeds specified in this prospectus, we had total debt of approximately $     million (consisting of $                        million of senior subordinated notes of our operating subsidiary and $                        million of secured borrowings under the senior credit facility of our operating subsidiary, which we have guaranteed) and common stockholders' equity of approximately $                        million. In addition, we and our subsidiaries are permitted to incur substantial additional indebtedness in the future.

        Our substantial indebtedness could have important consequences to you. For example, it could:

    •
    increase our vulnerability to general adverse economic and industry conditions;

    •
    limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

    •
    require us to dedicate a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, thereby reducing the availability of that cash flow to fund working capital, capital expenditures or other general corporate purposes, or to carry out other aspects of our business plan;

    •
    limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

    •
    place us at a competitive disadvantage compared to our competitors that have less debt.

        In addition, the senior credit facility contains financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

The current and future economic downturns may adversely affect our sales.

        A downturn in the economy may affect consumer purchases of discretionary items, which could adversely affect our sales. Our success depends on the sustained demand for our products and consumer confidence. Consumer purchases of discretionary items, such as many of our products, tend to decline during recessionary periods when disposable income is lower. These downturns have been characterized by diminished product demand and subsequent accelerated erosion of average selling prices. A general slowdown in the economies in which we sell our products or even an uncertain economic outlook could adversely affect consumer spending on our products and, in turn, our sales and results of operations. Since the third quarter of 2000, the U.S. economy has shown signs of a downturn. If this general economic slowdown continues, it may adversely impact our future business and operating results.

Governmental regulations and environmental risks applicable to our business may require us to take actions which limit our business and increase our costs.

        Our business is subject to federal, state, provincial, local and foreign laws and regulations, including regulations with respect to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although we believe we are in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations. Complying with existing or future laws or regulations may materially limit our business and increase our costs.

Seasonal fluctuations in the children's apparel market may have an adverse impact on our business.

        We experience seasonal fluctuations in our sales and profitability, with generally lower sales and gross profit in the first and second quarters of our fiscal year. We believe that the seasonality of sales and profitability is a factor that affects the baby and young children's apparel industry generally and is primarily due to retailers' emphasis on price reductions in the first quarter, promotional retailers' and manufacturers' emphasis on closeouts of the prior year's product lines and "back-to-school" and holiday shopping patterns. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.

Risks Relating to Investment in Our Common Stock

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

        The potential for sales of substantial amounts of our common stock in the public market after this offering may adversely affect the market price of the common stock. After this offering is concluded, our current stockholders will have            shares of common stock outstanding, or            shares if the underwriters exercise their over-allotment option in full, which will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. We have granted Berkshire Partners the right to require us to register their shares of our common stock. These shares, and the shares held by our other stockholders, are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the consent of the underwriters.

        In addition to outstanding shares eligible for sale, 866,858 shares of our common stock are issuable under currently outstanding stock options granted to several executive officers, directors, employees and consultants under our 2001 Equity Incentive Plan.

We are controlled by Berkshire Partners, whose interests may differ from your interests as a stockholder.

        Berkshire Partners and its affiliates will own    % of our outstanding common stock after this offering, and    % if the underwriters exercise their over-allotment option in full. As a result, they will control our business, policies and affairs and will be able to elect our entire board of directors, determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and sales of substantially all of our assets. They will also be able to prevent or cause a change in control of our company and an amendment to our certificate of incorporation and by-laws. We cannot assure you that the interests of Berkshire Partners will be consistent with your interests as a stockholder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus. These forward-looking statements are subject to risks and uncertainties and include statements regarding our financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among other things:

  •
  the success of our wholesale customers;

  •
  changes in retail trends and consumer preferences;

  •
  our dependence on foreign supply sources;

  •
  our ability to maintain our reputation;

  •
  our dependence on our major vendors of raw materials;

  •
  our ability to compete;

  •
  our ability to retain or replace our executives and other key employees;

  •
  our substantial leverage;

  •
  downturns in general economic conditions;

  •
  governmental and environmental regulations; and

  •
  our ability to grow and improve operating efficiencies.

        These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

        Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors" in this prospectus.

INDUSTRY AND OTHER DATA

        All references to demographic data in this prospectus are based upon industry publications, census information and our data. In this prospectus, we rely on and refer to information regarding the baby and young children's apparel market from the 2001 NPD Group, Inc. purchase data. Information regarding brand recognition and market perception is taken from Carter's Infant and Children's Wear Brand: Awareness & Attitudes, a study by Fitzgerald & Co. that we commissioned, dated April 2001. Although we believe this information is reliable, we have not independently verified and cannot guarantee the accuracy or completeness of the information. All references in this prospectus to the numbers of stores and accounts are as of June 29, 2002, unless we otherwise indicate.

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of            shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million or approximately $         million if the underwriters exercise their over-allotment option in full. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        Our operating subsidiary's senior credit facility, which we guarantee, currently requires us to use 50% of our proceeds from this offering to repay a portion of the indebtedness under the senior credit facility. We intend to contribute a portion of the net proceeds from this offering to our operating subsidiary, for use as follows:

  •
  approximately $                                million to redeem approximately $                                million in principal amount of the outstanding senior subordinated notes at a redemption price of 110.875% of the principal amount, plus accrued and unpaid interest to the redemption date, and

  •
  approximately $                                million to repay approximately $                                million of indebtedness under the senior credit facility pursuant to its terms.

        We will also pay Berkshire Partners $3.7 million from the net proceeds to terminate our future obligations under our management agreement with them. We intend to use any remaining net proceeds for general corporate purposes, such as funding working capital. Our operating subsidiary issued the senior subordinated notes and entered into the senior credit facility in connection with financing the transactions in which Berkshire Partners acquired us. The $175.0 million senior subordinated notes of our operating subsidiary bear interest at 10.875% and mature on August 15, 2011. The senior credit facility includes a $125.0 million term loan and a $60.0 million revolving credit facility. Amounts outstanding under the term loan are due on September 30, 2008 and accrue interest, at our option, at a rate per annum equal to either:

  •
  a base rate equal to the greater of the Fleet National Bank prime lending rate and the Federal Funds Effective Rate plus 1/2 of 1%; or

  •
  a rate related to the Eurodollar rate,

in each case, plus an applicable interest margin. The applicable interest margin for the term loan was initially 3.50% for Eurodollar rate loans and 2.50% for base rate loans.

DIVIDEND POLICY

        We do not anticipate paying cash dividends on our common stock in the foreseeable future but intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements and such other factors as our board of directors deems relevant. Provisions in the indenture governing our operating subsidiary's senior subordinated notes restrict its ability to pay us dividends. Provisions in the senior credit facility restrict both our ability and the ability of our operating subsidiary to pay dividends.

CAPITALIZATION

        The following table presents our consolidated capitalization as of June 29, 2002 on a historical basis and as adjusted to give pro forma effect to this offering. This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of June 29, 2002
	Historical	As Adjusted
	(dollars in thousands)
Debt:
Senior credit facility:
Revolving credit facility(1)	$—	$
Term loan	124,063
Senior subordinated notes	173,807

Total debt	297,870

Stockholders' equity:
Preferred stock, $0.01 par value; 100,000 shares authorized; none issued or outstanding	—
Common stock, voting; $0.01 par value; 8,000,000 shares authorized; 5,616,881 shares issued and outstanding, historical; 8,000,000 shares authorized, shares issued and outstanding, as adjusted(2)	56
Additional paid-in capital	146,585
Retained earnings	15,613		15,613

Total stockholders' equity	162,254

Total capitalization	$460,124	$

(1)
As of June 29, 2002, we had outstanding letters of credit of $10.4 million.

(2)
Does not include 986,049 shares reserved for issuance under our 2001 Equity Incentive Plan, under which options to purchase 866,858 shares of common stock are outstanding as of the date of this prospectus with a weighted average exercise price of $17.21 per share, of which options to purchase 444,496 shares are currently exercisable.

DILUTION

        The net tangible book deficit of our common stock as of June 29, 2002 was $220.0 million, or $39.17 per share. Net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, and then divided by the total number of shares of common stock outstanding.

        Dilution in net tangible book value per share represents the difference between the amount paid per share by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $            per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 29, 2002 would have been $       million or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Pro forma net tangible book value per share after this offering	$
Net tangible book deficit per share as of June 29, 2002		39.17

Increase in net tangible book value per share to existing stockholders	$

Assumed initial public offering price per share	$
Pro forma net tangible book value per share after this offering

Dilution per share to new investors	$

        The following table sets forth, as of August 23, 2002, the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us since the Acquisition, the total consideration paid to us and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $                        , the mid-point of the range of the initial public offering price set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions:

	Shares purchased(1)		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	5,207,354%		$128,205%			$24.62
New investors
Totals		100%		$100%	$

(1)
The number of shares shown as purchased by existing stockholders represents shares of our common stock purchased by Berkshire Partners and other investors from Investcorp at $24.62 per share in August 2001, shares of our common stock purchased by Berkshire Partners and other investors from us at $24.62 per share in August 2001 and shares of our common stock purchased by an executive officer and two of our directors at a price of $24.62 per share since the Acquisition. This number includes    shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the            shares being purchased by the new investors from the selling stockholders in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The selected historical consolidated financial data as of the end of and for each of the fiscal years 1997 through 2000 and the period from August 15, 2001 through December 29, 2001 and the selected historical consolidated financial data for the period from December 31, 2000 through August 14, 2001 were derived from our audited consolidated financial statements. The audited consolidated financial statements as of the end of and for fiscal year 2000 and the period from August 15, 2001 through December 29, 2001 and the audited consolidated financial statements for the period from December 31, 2000 through August 14, 2001 and for fiscal year 1999 are included elsewhere in this prospectus. The selected historical consolidated financial data for each of the six-month periods ended June 30, 2001 and June 29, 2002 and as of June 29, 2002 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of June 30, 2001 were derived from our unaudited condensed consolidated financial statements. As a result of adjustments made in connection with the Acquisition, the results of operations for the Successor periods from August 15, 2001 through December 29, 2001 and for the six months ended June 29, 2002 are not comparable to prior periods. This data is qualified in its entirety by the more detailed information appearing in our consolidated historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	(dollars in thousands, except per share data)
	Predecessor					Successor
					Period from December 31, 2000 through August 14, 2001	Period from August 15, 2001 through December 29, 2001(a)
							Six-month periods ended
	Fiscal Years
							June 30, 2001	June 29, 2002(a)
	1997	1998	1999	2000
							(Predecessor)	(Successor)
OPERATING DATA:
Wholesale sales	$215,082	$230,788	$223,612	$248,095	$155,639	$127,689	$119,868	$135,228
Retail sales	143,419	171,696	183,312	215,280	127,088	108,091	97,370	108,462

Net sales	358,501	402,484	406,924	463,375	282,727	235,780	217,238	243,690
Cost of goods sold	227,332	256,482	271,844	293,340	182,863	149,352	140,996	150,069

Gross profit	131,169	146,002	135,080	170,035	99,864	86,428	76,242	93,621
Selling, general and administrative expenses	109,868	121,090	117,334	135,322	88,895	57,987	68,517	78,913
Acquisition-related non-recurring charges(b)	—	—	—	—	11,289	—	—	—
Writedown of long-lived assets(c)	—	—	7,124	—	3,156	—	3,156	—
Non-recurring charges—plant closure costs(d)	—	—	—	—	1,116	(268)	1,116	—
Royalty income	(1,790)	(2,510)	(4,233)	(5,808)	(4,993)	(2,624)	(3,477)	(3,775)

Operating income	23,091	27,422	14,855	40,521	401	31,333	6,930	18,483
Interest income	—	—	—	(303)	(73)	(207)	(68)	(167)
Interest expense	20,246	21,215	20,437	18,982	11,803	11,307	9,252	14,137

Income (loss) before income taxes, extraordinary item and cumulative effect of change in accounting principle	2,845	6,207	(5,582)	21,842	(11,329)	20,233	(2,254)	4,513
Provision for (benefit from) income taxes	1,391	2,697	(1,782)	8,835	(1,981)	7,395	(902)	1,738

Income (loss) before extraordinary item and cumulative effect of change in accounting principle	1,454	3,510	(3,800)	13,007	(9,348)	12,838	(1,352)	2,775
Extraordinary item, net of tax benefit of $4,876(e)	—	—	—	—	7,649	—	—	—
Cumulative effect of change in accounting principle for revenue recognition, net of tax benefit of $217(f)	—	—	—	354	—	—	—	—

Net income (loss)	$1,454	$3,510	$(3,800)	$12,653	$(16,997)	$12,838	$(1,352)	$2,775

Pro forma amounts assuming accounting change for revenue recognition is applied retroactively	$1,426	$3,348	$(3,384)	$13,007	$(16,997)	$12,838	$(1,352)	$2,775

EARNINGS PER SHARE DATA:
Basic net income per common share						$2.30		$0.50
Diluted net income per common share						$2.18		$0.46
Basic weighted average number of common shares outstanding						5,583,034		5,596,122
Diluted weighted average number of common shares outstanding						5,889,826		5,995,057

	(dollars in thousands, except per share data)
	Predecessor					Successor
					Period from December 31, 2000 through August 14, 2001	Period from August 15, 2001 through December 29, 2001(a)
							Six-month periods ended
	Fiscal Years
							June 30, 2001	June 29, 2002(a)
	1997	1998	1999	2000
OTHER OPERATING DATA:
Gross margin	36.6%	36.3%	33.2%	36.7%	35.3%	36.7%	35.1%	38.4%
EBITDA before non-recurring charges and writedown of long-lived assets(h)	$36,926	$43,021	$38,834	$58,041	$28,207	$37,983	$20,627	$27,048
Depreciation and amortization	13,835	15,599	16,855	17,520	12,245	6,918	9,425	8,565
Capital expenditures	14,013	17,991	12,726	17,179	9,480	9,556	6,128	5,552
BALANCE SHEET DATA (end of period):
Working capital(g)	$88,273	$100,524	$83,471	$87,862		$111,148	$85,523	$117,945
Property, plant and equipment, net	53,011	59,674	51,776	54,441		46,503	48,565	45,879
Total assets	334,565	351,295	314,944	327,545		604,162	339,321	605,565
Total debt, including current maturities	177,100	187,600	162,300	161,400		298,742	176,700	297,870
Stockholders' equity	57,920	61,200	56,953	69,596		158,338	68,244	162,254
CASH FLOW DATA:
Net cash provided by (used in) operating activities activities	$1,642	$7,064	$36,458	$24,197	$168	$31,113	$(14,845)	$(632)
Net cash used in investing activities	(13,965)	(17,960)	(12,362)	(19,217)	(9,266)	(247,459)	(6,083)	(5,054)
Net cash provided by (used in) financing activities	14,621	10,623	(24,667)	(4,698)	5,925	240,514	20,339	(852)
PRO FORMA PRESENTATION ASSUMING SFAS NO. 142 WAS IN EFFECT FOR ALL PERIODS:
Pro forma income (loss) before income taxes, extraordinary item and cumulative effect of change in accounting principle for revenue recognition	$6,307	$9,517	$(2,272)	$25,081	$(9,270)		$(620)
Pro forma provision for (benefit from) income taxes	2,391	3,697	(782)	9,835	(1,384)		(427)
Pro forma income (loss) before extraordinary item and cumulative effect of change in accounting principle for revenue recognition	3,916	5,820	(1,490)	15,246	(7,886)		(193)
Pro forma net income (loss)	3.916	5,820	(1,490)	14,892	(15,535)		(193)

(a)
As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001. In addition, we entered into new financing arrangements and changed our capital structure in connection with the Acquisition. At the time of the Acquisition, we also adopted the provisions of SFAS 141 and SFAS 142, which affect the amortization of goodwill and other intangibles. Accordingly, the results of operations for the Successor periods from August 15, 2001 through December 29, 2001 and the six months ended June 29, 2002 are not comparable to prior periods.

(b)
The Acquisition-related non-recurring charges for the Predecessor period from December 31, 2000 through August 14, 2001 include $4.5 million in management bonuses and $6.8 million in other seller expenses.

(c)
The writedown for the 1999 fiscal year represents the $6.9 million writedown in the carrying value of our textile facility assets, for which the operations were closed in December 1999, and a $0.2 million loss on property, plant and equipment related to the closures of three domestic sewing facilities. The $3.2 million writedown of long-lived assets for the Predecessor period from December 31, 2000 through August 14, 2001 and the Predecessor six-month period ended June 30, 2001 relates to the closure of two domestic manufacturing facilities in the periods.

(d)
The $1.1 million plant closure non-recurring charge for the Predecessor period from December 31, 2000 through August 14, 2001 and the Predecessor six-month period ended June 30, 2001 relates to closure costs associated with the two domestic manufacturing facilities closed in the periods.

(e)
The extraordinary item for the Predecessor period December 31, 2000 through August 14, 2001 reflects the write-off of debt issuance costs of approximately $2.9 million, net of a tax benefit of approximately $1.8 million, and a debt prepayment penalty of approximately $4.7 million, net of a tax benefit of approximately $3.1 million.

(f)
In fiscal 2000, we recorded the cumulative effect of a change in accounting principle in order to comply with guidance provided by the SEC SAB No. 101, "Revenue Recognition in Financial Statements."

(g)
Represents total current assets less total current liabilities.

(h)
As defined for presentation in the selected historical consolidated financial data table, EBITDA represents earnings before interest, income tax expense, depreciation and amortization and also excludes the items referred to in notes (b), (c), (d) and (e) above. Included in EBITDA for the Successor period from August 15, 2001 through December 29, 2001, is a $4.5 million charge related to the amortization of the step-up in the inventory valuation as of the Acquisition. Included in EBITDA for the Predecessor period from December 31, 2000 through August 14, 2001, are $1.3 million of costs incurred in connection with activities leading up to the Acquisition. EBITDA, as defined above, is presented because we believe it is helpful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. It is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as an indicator of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. See the "Consolidated Statements of Cash Flows" included in our financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial information is derived from our audited consolidated financial statements for the fiscal year ended December 29, 2001 and our unaudited condensed consolidated financial statements for the six-month period ended June 29, 2002, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information has been prepared to give effect to the following transactions as though each had occurred at December 31, 2000:

  •
  this offering, including;

  •
  our redemption of existing indebtedness; and

  •
  the payment of related expenses.

  •
  the Acquisition of us by Berkshire Partners with sources of funds, including, among others:

  •
  the new senior credit facility, including a revolving credit facility with initial borrowings of $24.0 million and a term loan facility of $125.0 million; and

  •
  $173.7 million in gross proceeds from our operating subsidiary's senior subordinated notes.

  •
  and uses of funds for the Acquisition, including the payment of fees and expenses and:

  •
  the repayment of $12.9 million owed under our then existing revolving credit facility, plus accrued interest;

  •
  the repayment of $38.7 million of the term loan portion of our then existing senior credit facility, plus accrued interest;

  •
  the redemption of $120.0 million of our then existing senior subordinated notes, plus accrued interest and prepayment premiums; and

  •
  the debt issuance costs of $13.4 million.

        The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and are not necessarily indicative of the financial position or results of operations that would have occurred had the Acquisition and this offering been consummated as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our future condition or operating results. The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements and accompanying notes, and other financial information, appearing elsewhere in this prospectus.

        The Acquisition was accounted for, and is presented in the pro forma financial information that follows, under the purchase method of accounting prescribed in SFAS 141, with the estimated useful lives of intangibles determined in accordance with SFAS 142. The purchase price for the Acquisition, including the related fees and expenses, has been allocated to the tangible and identifiable intangible assets and liabilities of the acquired business based upon our estimates of their fair value, with the remainder allocated to goodwill. In accordance with the provisions of SFAS 142, no amortization of indefinite lived intangibles and goodwill will be recorded. We adopted these pronouncements effective as of the consummation of the Acquisition.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Fiscal Year Ended December 29, 2001
(dollars in thousands, except per share data)

	For the Predecessor period from December 31, 2000 through August 14, 2001	For the Successor period from August 15, 2001 through December 29, 2001	Acquisition Adjustments(a)		Offering Adjustments	Pro Forma for the Fiscal Year 2001
Net sales	$282,727	$235,780	$—
Gross profit	99,864	86,428	335	(b)
			4,531	(c)
Selling, general and administrative expenses	88,895	57,987	3,167	(d)
			(2,058)	(e)
Acquisition-related non-recurring charges	11,289	—	(11,289)	(f)
Writedown of long-lived assets	3,156	—	—
Plant closure non-recurring charges	1,116	(268)	—
Royalty income	(4,993)	(2,624)	—

Operating income	401	31,333	15,046
Interest expense, net	11,730	11,100	7,612	(g)

(Loss) income before income taxes and extraordinary item	(11,329)	20,233	7,434
(Benefit from) provision for income taxes	(1,981)	7,395	699	(h)

(Loss) income before extraordinary item	$(9,348)	$12,838	$6,735

Basic net income per common share before extraordinary item		$2.30
Diluted net income per common share before extraordinary item		$2.18
Basic weighted average shares outstanding		5,583,034
Diluted weighted average shares outstanding		5,889,826

See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six-Month Period Ended June 29, 2002
(dollars in thousands, except per share data)

	Historical	Offering Adjustments	Pro Forma
Net sales	$243,690
Gross profit	93,621
Selling, general and administrative expenses	78,913
Royalty income	(3,775)

Operating income	18,483
Interest expense, net	13,970

Income before income taxes	4,513
Provision for income taxes	1,738

Net income	$2,775

Basic net income per common share	$0.50
Diluted net income per common share	$0.46
Basic weighted average shares outstanding	5,596,122
Diluted weighted average shares outstanding	5,995,057

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations (dollars in thousands):

        (a)  The pro forma adjustments directly attributable to the Acquisition primarily include adjustments to interest expense related to the financing, reversal of Acquisition-related non-recurring charges, changes in depreciation of property, plant and equipment and amortization of certain intangible assets relating to the allocation of the purchase price and the related tax effects.

        (b)  Reflects the decrease in depreciation expense resulting from decreased basis of property, plant and equipment, primarily buildings and related leasehold improvements, having an average useful life of 15 years. The decrease in basis of $7,676 is based upon an independent valuation and reflects, in part, the decision to exit certain facilities.

        (c)  Reflects reversal of $4,531 non-recurring charge related to the fair value step-up in inventory that would be consumed in cost of goods sold over approximately four months.

        (d)  Reflects amortization expense of licensing agreements totaling $15,000, the value of which were established at the time of the Acquisition and based upon an independent valuation. The estimated useful life is three years, which represents the average remaining term of the licensing agreements.

        (e)  Reflects the reversal of goodwill amortization and amortization of tradename having an indefinite life in accordance with the provisions of SFAS 142.

Pro Forma Fiscal Year 2001
Amortization reversal:
Goodwill	$484
Tradename	1,574

$2,058

        (f)    Reflects the reversal of Acquisition-related non-recurring charges, consisting of $4,525 of management bonuses and $6,764 in other seller expenses.

        (g)  Reflects net increase in interest expense resulting from the Acquisition, as follows:

Pro Forma Fiscal Year 2001
Elimination of historical interest expense on previous revolving and senior credit facilities and old senior subordinated notes	$(10,219)
Interest resulting from working capital requirements on revolving credit facility, at an interest rate of 6.59%	341
Interest resulting from $125,000 term loan portion of senior credit facility, at an interest rate of 7.09%	5,539
Interest resulting from $173,693 of outstanding senior subordinated notes at an effective interest rate of 11%	11,941
Elimination of amortization of deferred debt issuance costs	(1,010)
Amortization of $13,427 in debt issuance costs on the new senior credit facility and senior subordinated notes	1,020

$7,612

        The revolving credit facility and the term loan portion of the senior credit facility of our operating subsidiary, which we have guaranteed, are variable interest rate credit facilities. Borrowings under the term loan are due and payable in quarterly installments beginning December 31, 2001 at a maximum interest margin of 3.50% for Eurodollar rate loans and 2.50% for base rate loans. The applicable interest margin for the revolving credit facility is initially 3.00% for Eurodollar rate loans and 2.00% for base rate loans. Applicable interest margins for both the term loan facility and the revolving credit facility are adjusted based on the achievement of certain performance targets. The effect on interest expense of a 1/8 percent variance in the interest rate for the fiscal year ended December 29, 2001 is $62.

        (h)  Reflects tax effects of the above entries.

Offering Adjustments:

        (i)    The pro forma adjustments directly attributable to this offering primarily include adjustments to interest expense and the writedown of debt issuance costs.

        (j)    Reflect net decrease in interest expense resulting from this offering.

        (k)  Reflects the tax effect of the above entries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this prospectus. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" beginning on page 9 of this prospectus. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements included in this prospectus after we file this prospectus.

Overview

        We are the largest branded marketer of baby apparel and a leading marketer of young children's apparel. We sell our products to over 420 department, national chain, specialty and discount store customers, which together accounted for 55% of our net sales during fiscal 2001. We also sell our products through our retail stores, which accounted for 45% of our net sales during fiscal 2001.

        Our consolidated net sales increased from $358.5 million in 1997 to $518.5 million in 2001. This represents a compound annual growth rate of 9.7%. During this period, wholesale net sales have increased at a compound annual growth rate of 7.1%, from $215.1 million to $283.3 million, and retail net sales increased at a compound annual growth rate of 13.2%, from $143.4 million to $235.2 million. We believe the increase in wholesale net sales resulted primarily from the success of product introductions and the strength of the Carter's brand in the market place relative to our branded and private label competitors. The increase in retail net sales resulted from new store openings and net sales increases at comparable stores, which are stores open more than 12 months.

        Our growth in recent years has been driven by strong product performance made possible through our global sourcing strategy. We have invested in people and systems required to source our products from third-party manufacturers throughout the world, primarily in the Far East. Since launching our global sourcing initiative, we have experienced significant improvement in product quality, lower product costs and improvement in product margins. Our global sourcing capabilities have also provided us with the opportunity to more competitively price our products and increase market share. Our expanded sourcing capabilities have also enabled us to enter the discount store channel in December 2000 with a successful launch of the Tykes brand at all Target stores.

        In connection with the Acquisition, our operating subsidiary issued $175.0 million of senior subordinated notes and entered into an agreement for a new senior credit facility, including $125.0 million of new term loan borrowings and capacity to borrow up to $60.0 million under a revolving credit facility. In addition, Berkshire Partners and the other buyers invested capital of $145.5 million into our company, including an $18.3 million rollover of equity by our management. The Acquisition was accounted for as a purchase.

        As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values as of August 15, 2001. The seven and one-half month period prior to the Acquisition includes Acquisition-related non-recurring charges, principally sellers' expenses, such as management bonuses and professional fees, and an extraordinary charge for debt prepayment penalties and the write-off of deferred debt issuance costs on debt retired as a result of the

Acquisition and refinancing. The Predecessor periods include amortization expense on our tradename and goodwill. The Successor periods reflect increased interest expense, the amortization of licensing agreements and cessation of amortization on our tradename and goodwill due to the adoption of SFAS 141 and SFAS 142. Accordingly, the results of operations for the Predecessor and Successor periods are not comparable.

        For discussion purposes only, our 2001 results discussed below represent the mathematical addition of the historical results for the Predecessor period from December 31, 2000 through August 14, 2001 and the Successor period from August 15, 2001 through December 29, 2001. While this approach is not consistent with generally accepted accounting principles, due to the new basis of accounting established at the Acquisition date, management believes it is the most practical way to comment on the results of operations.

Results Of Operations

        The following table sets forth, for the periods indicated, (i) selected statement of operations data expressed as a percentage of net sales and (ii) the number of retail stores open at the end of each period:

As a Percentage of Net Sales

	Fiscal Years			Six-month periods ended
	1999	2000	2001	June 30, 2001	June 29, 2002
				(Predecessor)	(Successor)
Statements of Operations:
Wholesale sales	55.0%	53.5%	54.6%	55.2%	55.5%
Retail sales	45.0	46.5	45.4	44.8	44.5

Net sales	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	66.8	63.3	64.1	64.9	61.6

Gross profit	33.2	36.7	35.9	35.1	38.4
Selling, general and administrative expenses	28.8	29.2	28.3	31.5	32.4
Non-recurring charges	1.7	—	3.0	2.0	—
Royalty income	(1.0)	(1.2)	(1.5)	(1.6)	(1.6)

Operating income	3.7	8.7	6.1	3.2	7.6
Interest expense, net	5.1	4.0	4.4	4.2	5.7

(Loss) income before income taxes, extraordinary item and cumulative effect of change in accounting principle	(1.4)	4.7	1.7	(1.0)	1.9
(Benefit from) provision for income taxes	(0.5)	1.9	1.0	(0.4)	0.8

(Loss) income before extraordinary item and cumulative effect of change in accounting principle	(0.9)%	2.8%	0.7%	(0.6)%	1.1%

Number of retail stores at end of period	146	147	151	149	155

Six-month period ended June 29, 2002 compared to six-month period ended June 30, 2001

        Net Sales.    Consolidated net sales for the first half of 2002 were $243.7 million, an increase of $26.5 million, or 12.2%, as compared with $217.2 million for the first half of 2001. Improvements in the quality of fabrics, garment construction, embroideries and prints made possible through our global sourcing capabilities contributed to our strong product performance and growth in each of our channels of distribution for the first half of 2002 over 2001.

        Total wholesale sales, excluding discount store channel and off-price sales, increased in the first half of 2002 by $13.7 million, or 13.2%, to $117.6 million from $103.8 million in the same period in 2001. This revenue growth was driven by our baby and playclothes product lines.

        Discount store channel sales increased 6.0% for the first half of 2002 from the first half of 2001. We attribute this increase to strong product performance as well as floor space gained through the opening of additional Target stores.

        Our retail store sales increased $11.1 million, or 11.4%, in the first half of 2002 to $108.5 million from $97.4 million in the first half of 2001. This increase is attributed to growth of all of our major product lines. Strong product performance drove our comparable store sales growth of 8.3% in the first half of 2002. During the first half of 2002, we have added four new stores for a total of 155 operating as of June 29, 2002. We plan to open eight and close four stores during the remainder of 2002.

        Gross Profit.    Gross profit increased $17.4 million, or 22.8%, to $93.6 million in the first half of 2002 compared to $76.2 million in the first half of 2001. Gross profit, as a percentage of net sales, in the first half of 2002 increased to 38.4% from 35.1% compared to 2001. We attribute the increase to the expansion of our global sourcing capabilities, which has enabled us to source better products at lower costs.

        Selling, General and Administrative Expenses.    In the first half of 2002, selling, general and administrative expenses increased $10.4 million, or 15.2%, to $78.9 million from $68.5 million in the first half of 2001. As a percentage of net sales, these expenses increased to 32.4% in the first half of 2002 from 31.5% in the first half of 2001. The increase for the first half of 2002 is due primarily to fees related to strategic consulting arrangements.

        Non-Recurring Charges / Writedown Of Long-Lived Assets.    In the first quarter of 2001, we recognized a non-recurring charge of approximately $582,000 for certain closure costs and involuntary termination benefits related to our sewing facility in Harlingen, Texas. Additionally, we recorded a non-cash charge of approximately $742,000 for the writedown of the asset value to its estimated net realizable value. In the second quarter of fiscal 2001, we closed our fabric printing operations located in Barnesville, Georgia and recognized a non-recurring charge of approximately $534,000 related to certain closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $2.4 million for the writedown of the related asset value to its estimated net realizable value.

        Royalty Income.    We license the use of the Carter's and Tykes names to certain licensees. During the first half of 2002, royalty income was approximately $3.8 million compared to approximately $3.5 million during the first half of 2001. We attribute our royalty earnings to our strong brand image and consumer awareness.

        Operating Income.    Operating income for the first half of 2002 increased $11.6 million to $18.5 million from $6.9 million in the first half of 2001. As a percentage of net sales, operating income more than doubled over the first half of 2001. The increase reflects the effect of higher levels of revenue and gross profit, in addition to the unfavorable impact of the non-recurring charges in 2001. Excluding the non-recurring charges in 2001, operating income in the first half of 2002 would have increased $7.3 million, or 65.0%, over the first half of 2001.

        Interest Expense.    Interest expense for the first half of 2002, increased $4.8 million to $14.0 million from $9.2 million in the first half of 2001. This increase is a result of the additional borrowings from the Acquisition and refinancing. At June 29, 2002, outstanding debt aggregated

$297.9 million compared to $176.7 million at June 30, 2001. We had outstanding letters of credit totaling approximately $10.4 million as of June 29, 2002 compared to approximately $4.3 million as of June 30, 2001.

        Income Taxes.    In the first half of 2002, we recorded a provision for income taxes of $1.7 million compared to a benefit of $902,000 in the first half of 2001. Our effective tax rate was approximately 38.5% during the first half of 2002 and approximately 40.0% during the first half of 2001.

        Net Income (Loss).    As a result of the factors noted above, net income for the first half of 2002 was approximately $2.8 million compared to a net loss of $1.4 million in the first half of 2001.

Fiscal year ended December 29, 2001 compared with fiscal year ended December 30, 2000

        Net Sales.    Consolidated net sales for fiscal 2001 were $518.5 million, an increase of $55.1 million, or 11.9%, compared to $463.4 million in fiscal 2000. This revenue growth was generated by strong performance across all distribution channels of our major product markets which are baby, sleepwear and playclothes. Total wholesale net sales increased $35.2 million, or 14.2%, to $283.3 million in fiscal 2001 from $248.1 million in fiscal 2000. In fiscal 2001, wholesale net sales, excluding discount store channel and off-price sales, increased $23.3 million, or 10.3%, to $250.5 million from $227.2 million in fiscal 2000. The increase in wholesale net sales during fiscal 2001 reflects the growth of baby, sleepwear and playclothes product lines of $5.3 million, or 4.6%, $7.6 million, or 8.5%, and $10.5 million, or 45.2% as compared to fiscal 2000. Strong product performance reflects improvements in fabrics, garment construction, embroideries and prints made possible through our global sourcing capabilities. In addition to operating leased sewing facilities in Central America and Mexico, we have built full-package sourcing capabilities, which has enabled us to source better products at lower costs than we believe are available domestically. We entered the discount store channel in the fourth quarter of 2000 by launching the Tykes brand, the net sales from which were $20.4 million for fiscal 2001. This contributed to the overall increase in total wholesale sales for this period. Off-price sales, which are merchandise sold at more than 25% off regular wholesale selling prices, for fiscal 2001 decreased $4.5 million to $12.4 million from $17.0 million in fiscal 2000. Off-price sales were 2.4% of total sales in fiscal 2001 compared to 3.7% in fiscal 2000.

        Retail store net sales increased $19.9 million, or 9.2%, in fiscal 2001 to $235.2 million from $215.3 million in fiscal 2000. This increase was attributed to strong growth of baby, sleepwear and playclothes product lines of $6.5 million, or 15.9%, $3.8 million, or 11.1%, and $10.5 million, or 12.5% as compared to 2000. Product performance was also the driving force behind our comparable store sales increase of 6.5% in fiscal 2001. During fiscal 2001, we opened nine stores and we closed five stores. There were 151 retail stores in operation at December 29, 2001 compared to 147 at December 30, 2000.

        Gross Profit.    In fiscal 2001, gross profit increased $16.3 million, or 9.6%, to $186.3 million compared to $170.0 million in fiscal 2000. Gross profit as a percentage of net sales in fiscal 2001 decreased to 35.9% compared to 36.7% in fiscal 2000. The decrease in gross profit as a percentage of net sales in fiscal 2001 reflects a $4.5 million charge related to the amortization of the step-up in the inventory valuation as of the Acquisition. Excluding this Acquisition adjustment, gross profit as a percentage of net sales would have been 36.8% in fiscal 2001. This improvement in gross profit as a percentage of net sales in fiscal 2001 reflects the benefit from the change in product sourcing strategies mentioned above partially offset by a higher mix of discount store channel revenues.

        Selling, General and Administrative Expenses.    In fiscal 2001, selling, general and administrative expenses increased $11.6 million, or 8.5%, to $146.9 million from $135.3 million in fiscal 2000. As a percentage of net sales, selling, general and administrative expenses decreased to 28.3% in fiscal 2001 from 29.2% in fiscal 2000. Included in selling, general and administrative expenses are $1.3 million of costs incurred in connection with activities leading up to the Acquisition. Excluding these costs, selling, general and administrative expenses as a percentage of our net sales was 28.1% in fiscal 2001. The decrease in selling, general and administrative expenses as a percentage of net sales is attributed to the benefit from continued increases in comparable retail store growth and lower distribution costs relative to net sales, partially offset by investments in brand marketing.

        Non-Recurring Charges / Writedown of Long-Lived Assets.    As described in Note 1 to the accompanying financial statements for the fiscal year ended December 29, 2001, we incurred Predecessor Acquisition-related, non-recurring charges in connection with the sale of our company including $4.5 million in management bonuses and $6.8 million in seller expenses.

        As described in Note 16 to the accompanying financial statements, we closed two of our manufacturing facilities during the Predecessor period of fiscal 2001. In the first quarter of fiscal 2001, we closed our Harlingen, Texas sewing facility and recognized a non-recurring charge of approximately $582,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $742,000 related to the writedown of the asset value to the sewing facility's estimated net realizable value. In the second quarter of fiscal 2001, we closed our fabric printing operations located in Barnesville, Georgia and recognized a non-recurring charge of approximately $534,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $2.4 million related to the writedown of the asset value to the printing facility's estimated net realizable value. During the Successor period, we recorded $268,000 in reductions to the estimates of closure and termination costs.

        Royalty Income.    Royalty income was $7.6 million and $5.8 million in fiscal years 2001 and 2000. We attribute the increase in royalty income to the extension of our brands through new licensing arrangements and an increase in average royalty rates.

        Operating Income.    Operating income for fiscal 2001 decreased $8.8 million, or 21.7%, to $31.7 million compared to $40.5 million in fiscal 2000. Operating income as a percentage of net sales decreased to 6.1% in fiscal 2001 from 8.7% in fiscal 2000. The decrease primarily reflects the effects of the Predecessor non-recurring Acquisition-related charges, plant closure costs and other costs incurred in connection with the Acquisition.

        Interest Expense.    Interest expense for fiscal 2001 increased $4.1 million, or 21.7%, to $23.1 million from $19.0 million in fiscal 2000. Average daily revolver borrowings in fiscal 2001 were $5.9 million compared to $5.0 million in fiscal 2000. We attribute these increases primarily to additional borrowings resulting from the Acquisition and refinancing. Prior to the Acquisition, interest expense for the Predecessor period from December 31, 2000 through August 14, 2001 was approximately $11.8 million, an amount comparable to the similar period in 2000. At December 29, 2001, outstanding debt aggregated $298.7 million compared to $161.4 million at December 30, 2000. Included in the outstanding debt at December 29, 2001 of $298.7 million was $125.0 million which bore interest at a variable rate, so that an increase of 1% in the applicable rate would increase our annual interest cost by $1,250,000. At December 29, 2001, we had no borrowings under our $60.0 million revolving credit facility. We had outstanding letters of credit totaling $6.5 million as of December 29, 2001.

        Income Taxes.    Our effective tax rate was 36.5% for the Successor period from August 15, 2001 through December 29, 2001; 17.5% for the Predecessor period from December 31, 2000 through August 14, 2001; and 40.4% for fiscal 2000. The 17.5% benefit against our pretax loss for the Predecessor period is primarily a result of goodwill amortization and certain seller's expenses incurred in connection with the Acquisition that are not deductible for tax purposes. We expect our future effective tax rate to approximate that of the Successor period.

        Extraordinary Item.    As described in Note 1 to the accompanying financial statements, in connection with the Acquisition and refinancing, we incurred an extraordinary loss of $7.6 million (net of tax) during the Predecessor period from December 31, 2000 through August 14, 2001 due to the write-off of deferred debt issuance costs and debt prepayment penalties.

        Net Income (Loss).    Our fiscal 2001 pre-tax income was $8.9 million, as compared to $21.8 million in fiscal 2000. As noted above, fiscal 2001 includes a $4.5 million charge related to amortization of the step-up in the inventory valuation as of the Acquisition, $1.3 million of costs incurred in connection with activities leading up to the Acquisition, $11.3 million of Acquisition-related non-recurring charges and $4.0 million of non-recurring plant closure and asset impairment charges. Excluding these items, our fiscal 2001 pre-tax income would have been $30.0 million. As noted above, our fiscal 2001 net loss was $4.2 million and included an Acquisition-related extraordinary charge of $7.6 million, net of tax. Excluding these non-recurring and Acquisition-related charges, our 2001 net income would have been approximately $19.3 million, as compared to net income of $12.7 million in fiscal 2000.

Fiscal year ended December 30, 2000 compared with fiscal year ended January 1, 2000

        Net Sales.    Net sales for fiscal 2000 increased 13.9% to $463.4 million from $406.9 million in fiscal 1999. This increase includes a 10.9% increase in wholesale net sales and a 17.4% increase in retail net sales. Net sales from each of our major product markets, which are baby, sleepwear and playclothes, increased $15.6 million, or 10.2%, $20.0 million, or 18.3%, and $10.6 million, or 10.8%, from fiscal 1999 to fiscal 2000. Our total wholesale net sales for fiscal 2000 increased to $248.1 million from $223.6 million in fiscal 1999. Excluding off-price and Tykes sales, wholesale net sales increased $25.9 million, or 12.9%, to $227.2 million in fiscal 2000 from $201.3 million in fiscal 1999. The increase in wholesale net sales reflects the growth of baby and sleepwear product lines of $14.9 million, or 14.8%, and $16.3 million, or 22.6%, as compared to fiscal 1999. Our success with these lines resulted from improvements made through our global sourcing strategy and our focus on product innovation through creative prints and embroideries. Included in fiscal 2000 wholesale net sales was $4.0 million in net sales of Tykes products sold in an initial launch in the discount store channel. Wholesale net sales in fiscal 2000 included a lower mix of off-price net sales (merchandise promoted at more than 25% off regular wholesale selling prices) to the secondary market. Off-price net sales as a percentage of consolidated sales in fiscal 2000 were 3.7% compared to 5.5% in fiscal 1999. This decrease in off-price sales reflects the benefit achieved from improved product development and inventory management disciplines.

        Our retail net sales for fiscal 2000 increased to $215.3 million from $183.3 million in fiscal 1999. We attribute this increase to the strong performance of our playclothes product line. Product performance was also the driving force behind the comparable store sales increase in retail store net sales of 14.3% in fiscal 2000. In fiscal 2000, we opened seven stores and closed six stores. We had 147 stores in operation at December 30, 2000 compared to 146 in operation at January 1, 2000.

        Gross Profit.    Our gross profit for fiscal 2000 increased 25.9% to $170.0 million from $135.1 million in fiscal 1999. Gross profit as a percentage of net sales in fiscal 2000 increased to 36.7% from 33.2% in fiscal 1999. We attribute the improvement in gross profit to a higher mix of retail revenues, a lower mix of off-price sales and the benefit from cost reduction achieved through increased levels of global sourcing. In fiscal 1999, we curtailed production and ultimately closed our textile facility, which had produced substantially all of our fabrics. Gross profit in fiscal 1999 was negatively impacted by costs associated with this closure and the closure of three of our sewing facilities in the United States.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses for fiscal 2000 increased 15.3% to $135.3 million from $117.3 million in fiscal 1999. Selling, general and administrative expenses as a percentage of our net sales were 29.2% in fiscal 2000 compared to 28.8% in fiscal 1999. The increase in selling, general and administrative expenses includes the variable costs required to support higher revenue levels, investments in brand marketing and retail partnerships and provisions for incentive compensation.

        Royalty Income.    Royalty income was $5.8 million and $4.2 million in fiscal years 2000 and 1999. We attribute the increase in royalty income to the extension of our brands through new licensing arrangements and an increase in average royalty rates.

        Operating Income.    Operating income for fiscal 2000 increased to $40.5 million from $14.9 million in fiscal 1999. Operating income as a percentage of net sales increased to 8.7% in fiscal 2000 from 3.7% in fiscal 1999. This increase reflects the net effect of changes in gross profit and selling, general and administrative expenses as described above.

        Interest Expense.    Our interest expense for fiscal 2000 decreased to $19.0 million from $20.4 million in fiscal 1999. This decrease reflects our lower interest expense on lower average borrowings under our revolving credit facility. Average daily revolver borrowings in fiscal 2000 decreased to $5.0 million from $25.3 million in fiscal 1999. Lower average borrowings were due primarily to lower average gross inventory levels, which resulted from improved inventory management disciplines. In fiscal 2000, we earned approximately $303,000 in interest income from overnight investments. At December 30, 2000, our outstanding debt aggregated $161.4 million, of which $41.4 million bore interest at a variable rate, so that an increase of 1% in the applicable rate would increase our annual interest cost by $414,000. At December 30, 2000, we had no borrowings under our $65.0 million revolving credit facility. We had outstanding letters of credit totaling $6.0 million as of December 30, 2000.

        Income Taxes.    Our 2000 effective tax rate of 40.4% was more than the prior year's effective tax rate of 31.9% due to the effect of permanent tax differences, primarily goodwill amortization. In 1999, these permanent differences reduced the tax benefit related to the pre-tax operating loss.

        Net Income (Loss).    Primarily as a result of the factors described above, we reported net income of $12.7 million in fiscal 2000 compared to a net loss of $3.8 million in fiscal 1999.

Liquidity and Capital Resources

        Our primary cash needs are working capital, capital expenditures and debt service. Historically, we have financed these needs primarily through internally generated cash flow, and funds borrowed under a senior credit facility. Our primary source of liquidity will continue to be cash flow from operations and borrowings under our credit facilities, and we expect that these sources will fund our ongoing requirements for debt service and capital expenditures. These sources of liquidity may be impacted by the continued demand for our products and our ability to meet debt covenants under our senior credit facility.

        Net inventories at June 29, 2002 were $98.1 million compared to $110.7 million at June 30, 2001. The reduction in inventory levels compared to second quarter of fiscal 2001 reflects the favorable impact of our demand planning and product sourcing strategies. Due to the seasonal nature of our operations, inventories at June 29, 2002 are not comparable to inventories at December 29, 2001.

        Net accounts receivable at June 29, 2002 were $40.1 million compared to $36.6 million at June 30, 2001. The increase in net accounts receivable compared to June 30, 2001 is due to the increase in net sales. Due to the seasonal nature of our operations, the net accounts receivable balance at June 29, 2002 is not comparable to the net accounts receivable balance at December 29, 2001.

        Net cash used in operating activities for the first half of 2002 was $632,000, compared to $14.8 million for the first half of 2001. The decrease in net cash used in operating activities is primarily attributable to managing the growth and quality of inventories and the increase in net income. Net cash provided by operating activities during fiscal 2001 was approximately $31.3 million and $24.2 million for fiscal 2000. We believe this increase was primarily caused by net changes in inventory balances offset by the payments of Acquisition-related expenses. Inventory levels decreased to $89.1 million at December 29, 2001 from $92.4 million at fiscal year end 2000. Net cash provided by our operating activities in fiscal year 1999 was $36.5 million. The decrease in net cash flow provided by operating activities in fiscal 2000 from fiscal 1999 is due to investments in inventory required to support higher revenue levels.

        We have invested $5.6 million in capital expenditures during the first half of 2002 compared to $6.1 million during the first half of 2001. We plan to invest a total of approximately $20.0 million in capital expenditures in 2002. Major investments include retail store openings and remodeling and fixturing programs for wholesale customers. We invested $19.0 million, $17.2 million and $12.7 million in capital expenditures during fiscal years 2001, 2000 and 1999.

        Concurrent with the Acquisition, we repaid all of our outstanding $51.6 million of borrowings under our old senior credit facility and redeemed all $120.0 million principal amount of our outstanding senior subordinated notes. Our operating subsidiary issued $175.0 million of 10.875% senior subordinated notes for $173.7 million in proceeds and entered into a new senior credit facility with term loan and revolving loan facilities. The term loan facility provides for a term loan in the principal amount of $125.0 million. The revolving credit facility provides revolving loans in an aggregate amount of up to $60.0 million. Upon consummation of the Acquisition, we increased our level of indebtedness by borrowing the full amount available under the term loan facility and $24.0 million under the revolving credit facility. At June 29, 2002, we had approximately $297.9 million of debt outstanding, consisting of $173.8 million of senior subordinated notes, $124.1 million in term loan borrowings and no revolver borrowings under the senior credit facility, exclusive of approximately $10.4 million of outstanding letters of credit. At June 29, 2002, our available cash of $21.0 million was invested in money market mutual funds at a tax-exempt interest rate of 1.12%, compared to a borrowing amount of $18.0 million under the revolving portion of our previous senior credit facility at June 30, 2001. At June 29, 2002, we had approximately $49.6 million of financing available under our revolving loan facility. At December 29, 2001, we had approximately $298.7 million of debt outstanding, consisting of $173.7 million of Notes, $125.0 million in term loan borrowings and no revolver borrowings under the senior credit facility, exclusive of approximately $6.5 million of outstanding letters of credit. The borrowings under the revolving credit facility will be available to fund our working capital requirements, capital expenditures and other general corporate purposes.

        Principal borrowings under the term loan are due and payable in twenty-four quarterly installments of approximately $312,500 beginning December 31, 2001 through September 30, 2007 and four quarterly payments of approximately $29.4 million from December 31, 2007 through September 30, 2008. Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. The outstanding balance of the revolving credit facility, if any, is payable in full on August 15, 2006, and interest is payable quarterly, or more frequently in the event that we have chosen a Eurodollar rate option. No principal payments are required on the senior subordinated notes prior to their scheduled maturity in August 2011. Interest is payable semi-annually on the senior subordinated notes in February and August of each year, which commenced on February 15, 2002, in the amount of approximately $9.5 million for each payment.

        In connection with the Acquisition, we entered into a management agreement with Berkshire Partners. Under this agreement, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million for four years commencing on the first anniversary of the Acquisition. To date, we have paid Berkshire Partners $206,250 under this agreement. In connection with this offering, we and Berkshire Partners have agreed to terminate our future obligations under this agreement. We have agreed to pay Berkshire Partners $1.1 million representing the accrued but unpaid portion of its fees and an additional $3.7 million to terminate the remaining obligation.

        The following table summarizes the maturity or expiration dates of financial obligations and commitments for the following fiscal years ($000):

	2002	2003	2004	2005	2006	Thereafter	Total
Long-term debt	$1,250	$1,563	$1,250	$1,250	$937	$293,750	$300,000
Capital lease obligations	501	—	—	—	—	—	501
Operating leases	16,311	13,614	11,275	8,808	5,166	14,939	70,113

Total financial obligations	18,062	15,177	12,525	10,058	6,103	308,689	370,614
Letters of credit	6,506	—	—	—	—	—	6,506

Total financial obligations and commitments	$24,568	$15,177	$12,525	$10,058	$6,103	$308,689	$377,120

        Based on our current level of operations and anticipated cost savings and operating improvements, we believe that cash generated from operations and available cash, together with amounts available under the revolving credit portion of our senior credit facility, will be adequate to meet our debt service requirements, capital expenditures and working capital needs for the foreseeable future, although no assurance can be given in this regard. We may, however, need to refinance all or a portion of the principal amount of the senior subordinated notes on or prior to maturity.

        The senior credit facility and the indenture governing our operating subsidiary's senior subordinated notes contain covenants, requirements and restrictions on actions by us and our subsidiaries that, among other things, restrict the payment of dividends. Our operating subsidiary's senior credit facility currently requires us to use 50% of our proceeds from this offering to repay a portion of the indebtedness under the senior credit facility. Simultaneously with or before the closing of this offering, we intend to seek the consent of our senior lenders to allow us to repay the senior subordinated notes of our operating subsidiary.

Impact of the Acquisition

        As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001, the Acquisition date. We also increased our aggregate borrowings in connection with our new financing arrangements. Accordingly, our depreciation expense is lower and our amortization and interest expenses are higher in periods following the Acquisition. We allocated a significant portion of the purchase price to our tradename. As an asset with an indefinite life, we will not amortize this asset unless and until we determine it has a definite life, but it is subject to an annual impairment review. We have allocated the excess of the total purchase price over the value of our net assets at the consummation of the Acquisition to goodwill, which is also subject to an annual impairment review.

        In connection with the Acquisition, we reevaluated the requirements for some of our manufacturing operations, which we had previously planned to maintain to support our long-term revenue growth plans. After a thorough assessment of alternative sourcing opportunities, we decided to exit these manufacturing operations. We made this decision in connection with our new ownership in advance of the Acquisition. Accordingly, we have closed one offshore and two domestic manufacturing facilities at the end of fiscal 2001. In addition to lowering inventory levels, we expect our sourcing strategy to further streamline operations by allowing us to take advantage of sources of supply nearer to our current offshore locations, as well as to expand the use of lower cost third-party full-packaging suppliers. Also in connection with the Acquisition and new ownership, we have decided to abandon an initiative to open a new line of retail stores. This has led us to dismiss some of our employees and to terminate a major consulting contract. The allocation of the Acquisition purchase price includes approximately $2.9 million in exit costs associated with these decisions.

Effects of Inflation

        We are affected by inflation and changing prices primarily through the purchase of raw materials, increased operating costs and expenses and higher interest rates. The effects of inflation and changing prices on our net sales, revenues and operations have not been material in recent years.

Seasonality

        We experience seasonal fluctuations in our sales and profitability, with generally lower sales and gross profit in the first and second quarters of our fiscal year. Over the past five years, approximately 58% of our consolidated net sales was generated in the second half of our fiscal year. We believe that the seasonality of sales and profitability is a factor that affects the baby and young children's apparel industry generally and is primarily due to retailers' emphasis on price reductions in the first quarter, promotional retailers' and manufacturers' emphasis on closeouts of the prior year's product lines and "back-to-school" and holiday shopping patterns. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to the Consolidated Financial Statements, included elsewhere in this prospectus, includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of the more significant accounting policies and methods we use.

          Revenue recognition:    We recognize wholesale revenue after shipment of products to customers, when title passes and when all risks and rewards of ownership have transferred. As discussed in Note 2 to the Consolidated Financial Statements, in certain cases, this does not occur until the goods reach the specified customer. We consider revenue realized or realizable and earned when the product has been shipped, the sales price is fixed or determinable and collectibility is reasonably assured. In the normal course of business, we grant certain accommodations and allowances to our wholesale customers. Such amounts are reflected as reductions of net sales. Retail store revenues are recognized at the point of sale. We reduce revenue for customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required.

          Inventory:    We write down our inventory for estimated excess and obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional write-downs may be required.

          Goodwill and tradename:    As of December 29, 2001 and June 29, 2002, we have recorded approximately $360 million in goodwill and tradename assets. The fair value of the Carter's tradename was estimated at the Acquisition date to be approximately $220 million using a discounted cash flow analysis which examined the hypothetical cost savings that accrue as a result of our ownership of the tradename. The cash flows, which incorporated both historical and projected financial performance, were discounted using a discount rate of ten percent. The tradename was determined to have an indefinite life. The carrying value of these assets is subject to annual impairment reviews based on the estimated fair values of the underlying businesses. These estimated fair values are based on estimates of the future cash flows of the businesses. Factors affecting these future cash flows include the continued market acceptance of our offered products and the development of new products. Impairment reviews may also be triggered by any significant events or changes in circumstances.

Recent Accounting Pronouncements

        In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133—An Amendment of FASB Statement No. 133." Provisions of SFAS 133 were effective as of the beginning of fiscal 2001. SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either assets or liabilities measured at fair value. SFAS 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. SFAS 133 did not have a material impact on our financial position or results of operations at the beginning of fiscal 2001 or as of December 29, 2001 or June 29, 2002 and the periods then ended.

        In July 2001, the FASB issued SFAS 141 and SFAS 142. SFAS 141 supercedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations." The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

        SFAS 142 supercedes APB No. 17, "Intangible Assets." SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001 and must be adopted at the beginning of a fiscal year. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of this statement.

        Prior to the Acquisition, our tradename and goodwill arising from the 1996 acquisition of our company by Investcorp S.A. were being amortized on a straight-line basis over estimated lives of 40 years. Amortization of our tradename and goodwill amounted to approximately $3.2 million on an annual basis. However, in connection with the Acquisition, we adopted the provisions of SFAS 141 and applied the required provisions of SFAS 142. Accordingly, our tradename and goodwill have now been deemed to have indefinite lives and are no longer being amortized in the Successor period. Our licensing agreements, however, have been recognized in the allocation of the Acquisition purchase price and are being amortized over the average three-year life of such agreements, as it has been determined that these agreements have finite lives. Amortization expense for the first six months of fiscal 2002 was $2.5 million and is expected to be $5.0 million for fiscal 2002, $5.0 million for fiscal 2003 and $3.1 million for 2004.

        We adopted the remaining provisions of SFAS 142 effective December 30, 2001 (fiscal 2002). In accordance with SFAS 142, we are required to measure our goodwill for impairment on at least an annual basis by comparing the fair value of our reporting units, as defined by this statement, to their respective carrying value. As required, we have identified our reporting units and have completed the initial impairment analysis of our goodwill and found that there was no impairment. In accordance with SFAS 142, we have performed our initial assessment of the carrying value of our tradename and found that there was no impairment. In addition to the annual tests, our goodwill and tradename will be tested for impairment if events or changes in circumstances indicate that either of these assets might be impaired. Below is the calculation of reported net (loss) income adjusted for the effect of goodwill and tradename amortization expense, net of taxes ($000):

	Predecessor			Successor	Predecessor	Successor
			For the period from December 31, 2000 through August 14, 2001	For the period from August 15, 2001 through December 29, 2001
	For the years ended
					For the six-month period ended June 30, 2001	For the six-month period ended June 29, 2002
	January 1, 2000	December 30, 2000
Reported net (loss) income:	$(3,800)	$12,653	$(16,997)	$12,838	$(1,352)	$2,775
Addback:
Amortization expense of goodwill	810	739	484	—	384	—
Amortization expense of tradename, net of tax benefit of $1,000, $1,000, $597 and $475	1,500	1,500	978	—	775	—

Pro forma net (loss) income	$(1,490)	$14,892	$(15,535)	$12,838	$(193)	$2,775

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred. The statement also requires recording the contra asset to the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset. We would be required to adopt the provisions of SFAS 143 in fiscal 2003. However, we do not expect SFAS 143 to have an impact on our financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or classified as held for sale. We adopted SFAS 144 as of the beginning of fiscal 2002 and it did not have a material impact on our financial position or results of operations for the first half of fiscal 2002.

        In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09 ("EITF 01-09"), "Accounting for Consideration Given by a Vendor to a Customer/Reseller," which addresses the accounting for consideration given by a vendor to a customer including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF including EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," and EITF Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF 01-09 outlines the presumption that consideration given by a vendor to a customer, a reseller or a customer of a reseller is to be treated as a reduction of revenue. Treatment of such payments as an expense would only be appropriate if two conditions are met: (1) the vendor receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale such that the vendor could have entered into an exchange transaction with a party other than the purchaser of its products in order to receive that benefit and (2) the vendor can reasonably estimate the fair value of that benefit. We have historically accounted for accommodations and cooperative advertising allowances made to wholesale customers as selling expenses at the point at which we enter into such commitments. Adoption of EITF 01-09 guidance requires us to reclassify certain expenses from selling, general and administrative expenses to a reduction of sales. These reclassifications have taken place as of the beginning of fiscal 2002 and all periods in this prospectus have now been reclassified for comparative purposes. The effect of these reclassifications as it relates to customer accommodations decreased net sales by approximately $5,873,000 in the Successor period from August 15, 2001 through December 29, 2001, approximately $1,625,000 in the Predecessor period from December 31, 2000 through August 14, 2001, $3,690,000 in the Predecessor year ended December 30, 2000 and $2,993,000 in the Predecessor year ended January 1, 2000. The effect of these reclassifications as it relates to cooperative advertising reclassifications amounted to approximately $2,605,000 in the Successor period from August 15, 2001 through December 29, 2001, approximately $3,382,000 in the Predecessor period from December 31, 2000 through August 14, 2001, $4,309,000 in the Predecessor year ended December 30, 2000 and $4,679,000 in the Predecessor year ended January 1, 2000. These reclassifications do not impact net income (loss).

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion 30 will now be used to classify those gains and losses. The provisions of SFAS 145, as related to the recission of FASB Statement No. 4, will be effective for fiscal 2003. We are currently evaluating the impact of this statement to determine whether we need to reclassify a $7.6 million extraordinary item that we recorded in connection with the Acquisition. However, this reclassification will not impact our reported net loss.

Quantitative and Qualitative Disclosure About Market Risk

        In the operation of our business, we have market risk exposures to global sourcing, raw material prices and interest rates. Each of these risks and our strategies to manage the exposure are discussed below.

        We currently source substantially all of our production from our offshore operations and third-party manufacturers located in foreign countries. As a result, we may be adversely affected by political instability resulting in the disruption of trade from foreign countries, the imposition of new regulations relating to imports, duties, taxes and other charges on imports and any significant decreases in the value of the dollar against foreign currencies and restrictions on the transfer of funds. These and other factors could interrupt production in offshore facilities, delay receipt of the products into the United States or affect our operating income. Our future performance may be subject to such factors, which are beyond our control, and there can be no assurance that such factors would not have a material adverse effect on our financial condition and results of operations. We carefully select our sourcing agents, and in an effort to mitigate the possible disruption in product flow, we place production in various countries we believe to be of lower risk.

        Additionally, we enter into various purchase order commitments with full package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation. Historically, such cancellations and related termination charges have not had a material impact on our business.

        The principal raw materials we use are finished fabrics and trim materials. Prices for these materials are affected by changes in market demand and there can be no assurance that prices for these and other raw materials will not increase in the near future. These materials are available from more than one supplier, which enables us to negotiate pricing.

        Our operating results are subject to risk from interest rate fluctuations on debt, which carries variable interest rates. At June 29, 2002, outstanding debt aggregated $297.9 million, of which $124.1 million bore interest at a variable rate, so that an increase of 1% in the applicable rate would increase our annual interest cost by $1,241,000 and could have an adverse effect on our net income and cash flow. Pursuant to the provisions of the senior credit facility, we purchased an interest rate cap as an economic hedge against approximately $31.3 million of variable rate debt. The cap rate is 7.0% and the arrangement expires on December 7, 2004.

BUSINESS

General

        We are the largest branded marketer of baby apparel and a leading marketer of young children's apparel in the United States. Over our 137 years of operation, Carter's has become one of the most highly recognized and most trusted brand names in the growing children's apparel industry. We sell our products under the Carter's and Tykes brand names in more than 8,200 department, national chain, specialty and discount stores, representing over 420 accounts, as well as through our 155 retail stores, which are primarily located in outlet centers. We focus on providing high-quality products at prices that represent an attractive value to consumers. We believe our strong value proposition appeals to a broad demographic, and our multi-channel distribution strategy allows us to reach consumers where they shop.

Our Market

        The market for baby and young children's apparel in the United States was $17 billion in 2001 and has grown, on average, 4% annually over the past five years. This market is highly fragmented with no single brand's revenue representing more than 8% of the entire market in 2001.

        In the United States in 2001 (the most current data available supplied by National Center for Health Statistics), approximately 4 million births were reported and demographers project a progressive increase in births over the next 20 years that will surpass the original baby boom. Favorable demographic trends further support continued strength in the market for baby and young children's products. Highlights of these trends include:

  •
  parents are having children later in life and have more disposable income when children are born;

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  40% of all births are first children, leading to higher initial spending; and

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  grandparents are a large and growing market and more affluent than previous generations.

Our Competitive Strengths

        We attribute our market leadership and our significant opportunities for continued growth and increased profitability to the following competitive strengths:

Superior Brand Strength

        The Carter's brand carries a high level of positive brand awareness as a result of more than 137 years of providing quality baby and young children's apparel at an attractive value. In a 2001 survey conducted by Fitzgerald & Co., 95% of mothers and grandmothers surveyed reported they knew the Carter's name and over 85% have purchased Carter's products. The survey also indicated that these consumers trusted the Carter's brand.

        Since 1999, we have grown our market share in the department, national chain, outlet and specialty store distribution channels. In our channels, excluding the discount store channel, we have increased our aggregate share of the layette market from 20% to 29% and our aggregate share of the baby and young children's sleepwear market from 32% to 36%. Our market share in the layette and baby and young children's sleepwear markets is more than double that of our nearest competitors. Even with this leading market share, we have continued to grow our market share faster than our nearest competitors. We also have a significant presence in the much larger and highly fragmented baby and young children's playclothes market. We believe our brand strength and leading market positions make us an integral component of our wholesale customers' baby and young children's departments.

        The strength of our brands has also allowed us to implement a licensing program for the use of the Carter's and Tykes brands on products for babies and young children. In fiscal 2001, our licensees generated wholesale net sales of $110.4 million of licensed products on which we earned $7.6 million of royalty income.

High-Volume, Core Products Strategy

        We develop and market high-volume, essential apparel products that consumers purchase frequently, such as bodysuits, pajamas and blanket sleepers. Whether they are shopping for their own children or purchasing gifts, consumers provide consistent demand for our products as they replace clothing outgrown by young children. Our products are designed with simple and cost-effective construction and are distinguished through creative application. A high percentage of our styles continue from year to year with variations only to color, fabric or creative applications. In 2001, approximately $187 million, or 36%, of our net sales was from the baby segment, and because our products have low fashion risk and high turnover, over 90% of babywear sales to our wholesale customers were of products that were automatically replenished. In 2001, we sold approximately 12.9 million bodysuits, approximately 10.5 million sleep & play outfits and approximately 7.9 million blanket sleepers, accounting for our top three core product offerings. In 2001, we shipped over 90 million units of Carter's products to our customers, up approximately 15% from 2000. We believe our focus on core, replenishable products reduces the complexity of our inventory, increases our productivity and creates a more stable revenue base.

        Shown below are our top ten core products, which represented approximately 60% of our net sales in 2001.

Multiple Distribution Channels With Broad Customer Reach

        Our multi-channel distribution strategy allows us to reach consumers with varying demographic and socio-economic traits. Our wholesale customers range from high-end department stores to national discounters and accounted for 55% of our sales in 2001. We have long-standing, strategic relationships with our wholesale customers, which we believe are based on the consumer traffic and sales we generate for them and the high service level we provide. We command more dedicated floor space in their baby departments than any other brand. This enables us to maintain superior, consistent brand presentation and greater control of our product mix, resulting in higher profitability and productivity for both us and our wholesale customers. Many department and specialty stores have focused on promoting leading brands while reducing their number of suppliers. We believe that this focus and the consolidation of the apparel industry will continue to favor strong brands such as Carter's. We also operate 155 Carter's stores throughout the U.S. in quality outlet and strip centers, which extends our consumer reach and enhances brand awareness. Our retail stores offer convenience and value for consumers shopping outside the traditional mall setting. Through fiscal 2001, we have achieved five consecutive years of annual comparable store sales growth. In the fourth quarter of 2000, we entered the discount store channel by launching the Tykes brand in all Target stores.

Operational Expertise

        We believe that our skill at servicing our customers with on-time deliveries of high-quality products and our replenishment capabilities have been key drivers in building market share at our wholesale customer accounts. We believe this operational excellence distinguishes us from our competitors and has been an important factor in our entry into the discount store channel. As a result of recent improvements in our logistics, we have increased our speed to market with new products while reducing overall inventory levels.

        Our growth in recent years has been driven by strong product performance made possible through our global sourcing capabilities. We have invested in people and systems required to source our products from third-party manufacturers throughout the world, primarily in the Far East. Since launching our global sourcing initiative, we have experienced significant increases in product quality, lower product costs and improvement in product margins, enabling us to more competitively price our products, accelerate revenue growth, increase market share and enter the discount store channel.

Strong Management Team With a Proven Track Record

        We have a strong and experienced management team. Four of our top executives, including Mr. Rowan, joined us following successful careers running the Bassett-Walker, Lee Jeans and Jansport divisions of the VF Corporation. Our five senior executives average more than 20 years of experience in the textile and apparel industries. We believe that our management team has significant experience in developing brands; has demonstrated experience in disciplined financial planning and analysis; has a strong reputation with customers and the trade and financial communities; and possesses diverse skills that incorporate brand marketing, operations management, product merchandising and global sourcing.

        Since joining Carter's in 1992, our management team has been responsible for increasing net sales at a compounded annual growth rate of approximately 10%. During the same period, we have improved our operating results from a loss of $2.4 million in 1992 to a profit of $31.7 million in 2001. In addition, over the past decade our management team has successfully delivered on our strategic initiatives, including:

  •
  strengthening and expanding the Carter's brand in our core products;

  •
  transitioning from a domestic manufacturer to product marketer with global sourcing capabilities;

  •
  improving our baby and young children's playclothes products;

  •
  entering the discount store channel; and

  •
  extending brand reach and increasing profitability through licensing our brands.

        The management team has been expanded in recent years to include expertise in outlet and mass channel retailing, global sourcing and logistics. After this offering, management will continue to own approximately    % of the equity of our company or    % if the underwriters exercise their over-allotment option in full.

Our Growth Strategy

        We intend to increase sales and enhance our profitability by capitalizing on our competitive strengths through the following growth strategies:

Increase Brand Leadership in Existing Distribution Channels

        We intend to increase our strong market position within our distribution channels by continuing to drive the growth of our core products through further fabric improvement, new packaging and merchandising strategies, additional investment in point-of-sale fixturing and development of creative license arrangements. Our goal is to continually improve the value proposition of our products for our consumers.

        Our global sourcing initiatives enable us to obtain better fabrics for our products. We also have an opportunity to drive core product growth through the use of high-volume, multi-packaging programs as well as dedicated product wall displays. Additionally, we will continue to strengthen our on-the-floor presence through further investment in point-of-sale fixturing. We frequently freshen the look of our products by introducing new prints and embroideries designed by our in-house artists. We also benefit from licensing arrangements that permit us to use the unique, creative artwork of John Lennon and Eric Carle.

Leverage Carter's Brand in Large, Fragmented Playclothes Market

        As the leading brand in layette and sleepwear for babies and young children, we have a significant opportunity to build market share in the highly fragmented $11 billion playclothes market for babies and young children. In 2001, we had approximately $129.2 million of net sales in the playclothes market, only $34.8 million of which was generated in our wholesale channel. Our playclothes strategy is to build brand leadership in core items such as t-shirts, leggings, shorts, casual pants and jumpsuits that we believe represent a significant opportunity for growth in the future. The acceleration of our global sourcing strategy has allowed us to compete more effectively in playclothes by offering higher quality items at competitive prices. We will focus on offering our core products in playclothes that drove 56% of our playclothes revenue in 2001. These core playclothes products combined with our brand power and expanded sourcing capabilities are driving our share of the playclothes market for babies and young children, which grew from 2.5% in 2000 to 5.2% in 2001. In the wholesale channel, orders for our playclothes products for Spring 2003 are 40% higher than orders for Spring 2002.

Expand Presence in Discount Store Channel

        In the fourth quarter of 2000, we entered the discount store channel by launching the Tykes brand at all Target stores. In our first full year of operation, we shipped $20.4 million of Tykes products and earned $1.5 million in royalties from $19.9 million in net sales reported by licensees of the Tykes brand. Forty-one percent of sales in the $17 billion U.S. apparel market for babies and young children are generated through the discount store channel, which has grown two times faster than the apparel market for babies and young children as a whole. Given the size and growth of this market segment, we expect to explore opportunities to expand the presence of our brands in the discount store channel.

Extend Reach and Increase Productivity of Retail Stores

        We intend to continue to grow our retail store business by extending the reach of our brands with store openings and by improving store productivity. We currently operate 155 retail stores, primarily located in quality outlet centers. Through fiscal 2001, we have achieved five consecutive years of annual comparable store sales growth and believe we have opportunities to further grow our core product categories. For fiscal 2001, our comparable store sales in this channel increased more than 6%, and every store open for at least twelve months was profitable. We intend to add eight to ten stores per year. Generally, new stores are profitable within the first year of operation and produce a payback of initial investment within one year after opening. We further intend to increase our store productivity by focusing on the merchandising of our core products, improving logistics and identifying superior site locations.

Continue Expansion of Global Sourcing

        We have achieved significant margin improvement while maintaining our high-quality standards with our transition from domestic manufacturing to full package global sourcing. Through our full package sourcing strategy, our products are manufactured by third-party contractors located throughout the world. Our full-package global sourcing is approximately 51% of our total product mix, and we believe significant cost reduction and margin improvement are possible as we increase this percentage.

Improve Operating Efficiencies

        We have committed substantial effort to improving our product development process through cross-functional collaboration, improving demand forecasting and reducing inventories. Between 1999 and 2001, we reduced the average number of style and color combinations by approximately 28% while increasing consolidated revenue by 12.9%. Our inventory turnover increased from two times per year in 1996 to over three times per year in 2001, and our average working capital as a percentage of revenue decreased from 26.8% to 18.7% over the same period. We are currently in the process of reducing our product development cycle by implementing initiatives to shorten each stage of the development calendar. We believe that such efforts, combined with the continued expansion of our global sourcing capabilities, will enable us to further improve operating efficiencies.

Products and Markets

Cross-Functional Product Teams

        We design, manufacture, source and market a broad array of baby and young children's apparel. We have three cross-functional product teams focused on baby, sleepwear and playclothes. These teams are skilled in identifying and developing high-volume, core products. Each team follows a disciplined approach to fabric use, color rationalization and productivity and is supported by a dedicated art department, state-of-the-art design systems and a fully integrated product development and sourcing group. We also license our brand names to other companies to create a complete collection of coordinating products, such as bedding, strollers, underwear, shoes, room décor and toys.

        This disciplined approach to product design is meant to reduce risk and large seasonal fluctuations while shortening the development cycle. We have a validation process for testing and introducing products. Artwork, color and product silhouettes are tested with consumers, key wholesale accounts and an internal creative steering committee. We also apply quantitative measurements such as pre-season bookings, tests of new products prior to launch in retail stores, weekly over-the-counter selling results and daily re-order rates on baby products.

Baby

        We are the leading brand in layette and baby sleepwear. In fiscal 2001, we generated $187.1 million in net sales of these products representing 36.1% of total net sales. In fiscal 2001, in the department, national chain, outlet and specialty store distribution channels, our aggregate market shares were approximately 29% for layette and 36% for sleepwear for babies and young children, which represent greater than two times the market share of the next largest brands. We sell a complete range of layette products for newborns, primarily made of cotton. Our layette products include bodysuits, undershirts, towels, washcloths, receiving blankets, layette gowns, bibs, caps and booties. We attribute our leading market position to our brand strength, distinctive print designs, unique embroideries, reputation for quality and ability to manage our dedicated floor space. We tier our products through marketing programs targeted toward three consumer groups: gift-givers, experienced mothers and first-time mothers. Just One Year and Limited Editions are complete nursery programs designed for first-time mothers and gift-givers. Carter's Starters, the largest component of our layette business, provides the experienced mother with the essentials in value-focused multi-packs.

Sleepwear

        Our sleepwear products include pajamas, cotton long underwear and blanket sleepers in sizes 12 months to 7. In fiscal 2001, we generated $146.8 million in net sales of these products, or 28.3% of total net sales. We are the leading supplier of sleepwear for babies and young children within the department, national chain, outlet and specialty store distribution channels in the United States. As in layette, we try to differentiate our sleepwear products from the competition by offering high-volume, core products with creative artwork in consumer-tested prints and embroideries. In addition, we believe our sleepwear product line features more functional, higher quality products than those of our competitors.

Playclothes

        Our playclothes products include knit and woven cotton apparel for everyday use. In fiscal 2001, we generated $129.1 million in net sales of these products, or 24.9% of total net sales. The market for baby and young children's playclothes in fiscal 2001 was five times the size of the layette and sleepwear markets combined. The young children's playclothes market is highly fragmented, with no single branded competitor having more than an 8% share of the market in 2001. We continue to focus on strengthening playclothes products by developing a base of high-volume, core products that utilize original print designs and innovative artistic applications. We believe this product focus, in addition to our high brand name awareness, strong wholesale customer relationships and expanded global sourcing capabilities, is increasing our playclothes sales.

Other Products

        The remainder of our product offering includes bedding, outerwear, shoes, socks, diaper bags, gift sets, toys, room décor and hair accessories. In fiscal 2001, we generated $55.5 million in sales of these other products in our retail stores.

Licensed Products

        We extend our consumer reach by licensing our brands to 19 marketers of related products. These licensing partners develop and sell products through our multiple distribution channels while leveraging our brand strength, customer relationships and artwork. Our license agreements require strict adherence to our quality and compliance standards and to a multi-step product approval process. We are very involved with each of our license partners in developing the products and ensuring they fit within our vision of high-quality products at reasonable prices. Our licensed product categories provide our customers and consumers with a range of Carter's and Tykes products that complement our core baby and young children's apparel. In fiscal 2001, our licensees, who are listed below, generated wholesale net sales of $110.4 million on which we earned $7.6 million in royalty income:

Licensee	Product(s)
Baby Boom	Diaper Bags and Room Décor
C.R. Gibson	Baby Books, Stationery and Photo Albums
Goldbug	Hosiery and Soft Shoes
K&R	Swimwear
Kids II	Developmental Toys and Bouncers
Kolcraft	Hard Goods
J Lamb	Mattress Pads
Nolan Glove	Hats and Gloves
Pico	Underwear
Prestige Toy	Plush Toys
Rashti & Rashti	Gift Sets
Riegel	Bedding
Riviera	Hairwear and Sunglasses
The Rug Market	Rugs
Samara	Outerwear
Suite 100 Group	Children's Apparel
Vida Shoes	Shoes
Yardley	Toiletries
York	Wallpaper and Borders

        Since 1998, we have entered into three agreements as part of our Limited Editions program, which utilizes partnerships with outside artists and concepts to further distinguish our brand and establish a higher price tier. In each case, we have an exclusive license agreement with an artist and we arrange licenses for the art and concepts between the artists and our licensee partners. In 1998, we entered into an agreement for the rights to John Lennon's Real Love artwork. In 1999, we entered into an agreement with Emu Namae, a Japanese artist, and plan to end our use of his art by the end of 2002. In 2002, we entered into an agreement with Eric Carle, a leading children's book author and illustrator, for a Spring 2003 product launch, which begins shipping in November 2002.

Multiple Distribution Channels

        We have expanded our consumer reach through both our wholesale accounts and our retail stores. We sell our products to some of the top retailers in the country and through our own retail and strip center stores. In fiscal 2001, sales through the wholesale channel, including discount store channel net sales, accounted for 55% of our total sales, while sales through our retail stores accounted for 45% of total sales. In 2001, no single wholesale customer accounted for more than 10% of our consolidated net sales.

Wholesale

        Our top wholesale customers are leading children's retailers in the U.S.: Kohl's, Kid's "R" Us/Babies "R" Us, JCPenney, Sears, Federated, May Company and Mervyn's. We sell our products in the United States through a network of approximately 30 sales professionals. Our sales professionals work with their department or specialty store account to establish annual plans for our layette and baby apparel products within the Carter's line which we refer to as core basics. Once we establish an annual plan with an account, we place the account on our semi-monthly automatic reorder plan for core basics. Automatic reorder allows us to plan our sourcing requirements and benefits both us and our wholesale customers by maximizing our customers' in-stock positions, thereby improving sales and profitability. Our sleepwear and playclothes products are planned and ordered seasonally as we introduce new products.

        We also differentiate our products through fixturing and advertising with wholesale customers. We believe that our partnership and frequent meetings between our executives and senior representatives from our key wholesale customers help maintain strong account relationships and further strengthen our brand's image in the marketplace.

Retail

        We currently operate 155 Carter's stores in 39 states, of which 148 are in outlet centers and seven are in strip centers. These stores carry a complete assortment of first-quality baby and young children's apparel, accessories and gift items. Our stores average approximately 5,000 square feet per location and are distinguished by an easy, consumer-friendly shopping environment. We believe our consistent and well-defined pricing strategy coupled with a broad assortment of basic products has made our stores a destination location within many outlet centers.

        We have established a disciplined real estate selection process whereby we fully assess all new locations based on demographic factors, retail adjacencies and population density. We believe that we are located in many of the best outlet centers in the United States and that we are successfully adding high-volume strip center locations to our portfolio.

Discount Store

        In the fourth quarter of 2000, we entered the discount store channel by launching the Tykes brand in all Target stores nationwide. We believe this represents a tremendous opportunity, as the U.S. discount store channel has grown at 10% annually over the past five years, and Target has grown sales at 18% over the same period. The Tykes product line includes layette, sleepwear and baby playclothes along with a range of licensed products, such as hosiery, bedding, toys and room décor products. With an average store presentation of 26 linear feet along with our in-store signage program, our position in the Target stores is establishing a strong brand presence. In fiscal 2001, we generated $20.4 million in baby and young children apparel sales of the Tykes brand to Target. Licensees of the Tykes brand generated an additional $19.9 million in licensed product sales to Target, from which we earned $1.5 million in royalty income.

Product Sourcing

        We continue to expand our global supply chain capabilities. In connection with our global sourcing initiatives we have closed our domestic manufacturing operations, including textile, printing, cutting, embroidery and sewing facilities. We also closed one offshore sewing facility. Fabric we previously produced is currently purchased from third-party manufacturers. In the United States, we currently operate three distribution centers. We operate two sewing facilities in Costa Rica and two sewing facilities in Mexico. We also source our products through contractual arrangements throughout the world.

        We believe that our sourcing arrangements are sufficient to meet our current and planned operating requirements and that significant additional opportunities exist to further optimize our supply chain such as reducing product costs, cycle times and inventories. We will attempt to realize these reductions through investments in advanced information systems, the expansion of global sourcing relationships, reductions in stock-keeping units and product complexity and our continued focus on core product offerings.

Competition

        The baby and young children's apparel markets are highly competitive. Competition generally is based upon product quality, brand name recognition, price, selection, service and convenience. Both branded and private label manufacturers compete in the baby and young children's apparel markets. Our primary branded competitors include GAP, Gerber, Oshkosh B'Gosh and Disney-licensed products in playclothes and sleepwear. Some retailers, including several that are our customers, have significant private label product offerings in playclothes that compete with us. Because of the highly fragmented nature of the industry, we also compete with many small manufacturers and retailers. We believe, however, that our combination of brand strength, size and operational expertise position us well against these competitors.

Environmental Matters

        We are subject to various federal, state and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties and costs. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

Trademarks, Copyrights and Licenses

        We own many trademarks and tradenames, including Carter's®, Carter's Starters™, Celebrating Childhood™, Celebrating Imagination™, Child of Mine™, Dreamakers™, Jiffon™, Just One Year™ and Nevabind™ as well as copyrights, many of which are registered in the United States and in 60 foreign countries. Under an agreement with The Little Tikes Company, we have licensed the right to use and sublicense the Tykes trademark for use on our products sold at Target stores. Our rights to use this trademark on our clothing products on a royalty-free basis will expire on December 31, 2003, and our rights to use this trademark on toys and other products will expire on December 31, 2003. After 2003, we may continue to sell clothing products, and during 2002 and 2003, we may continue to sell toys and other products using the Tykes brand, although these sales are subject to an agreement with The Little Tikes Company, which requires us to pay royalties to them.

        We license the Carter's and Tykes names along with many of our trademarks and tradenames to third-party manufacturers to produce and distribute children's apparel and related products such as diaper bags, lamps, socks, strollers, hair accessories, outerwear, underwear, bedding, plush toys and shoes. We license the rights to John Lennon's Real Love artwork collection, the artwork of Emu Namae and the artwork of Eric Carle under agreements which expire December 31, 2003, December 1, 2002 and December 31, 2005. We have the right to exercise renewal options for the John Lennon and Eric Carle artwork if we reach minimum sales targets.

Employees

        As of June 29, 2002, we had 5,631 employees, 1,755 of whom were employed on a full-time basis in our domestic operations, 991 of which were employed on a part-time basis in our domestic operations and 2,885 of which were employed on a full-time basis in our offshore operations. None of our employees is unionized. We have had no labor-related work stoppages and believe that our labor relations are good.

Properties

        We operate 155 leased retail stores located primarily in outlet centers across the United States, having an average size of approximately 5,000 square feet. Generally, our leases have an average term of approximately five years with additional five-year renewal options. We own three distribution facilities, two in Georgia and one in Pennsylvania. We also own two idle manufacturing facilities as well as an office building in Georgia. We lease office space in four buildings, two in Georgia, one in Connecticut and one in New York. In February 2001, we entered into a ten-year lease agreement for a new corporate office in Atlanta, Georgia. We also lease two sewing facilities in Costa Rica and two in Mexico.

Legal Proceedings

        From time to time, we have been involved in various legal proceedings. We believe that all such litigation is routine in nature and incidental to the conduct of our business, and we believe that no such litigation will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Frederick J. Rowan, II	62	Chairman of the Board of Directors, President and Chief Executive Officer
Joseph Pacifico	53	President-Marketing and Director
Charles E. Whetzel, Jr.	52	Executive Vice President-Global Sourcing
David A. Brown	45	Executive Vice President-Operations and Director
Michael D. Casey	42	Senior Vice President and Chief Financial Officer
Bradley M. Bloom	49	Director
Ross M. Jones	37	Director
David Pulver	61	Director
Paul Fulton	67	Director

        Frederick J. Rowan, II joined us in 1992 as President and Chief Executive Officer and became Chairman of our Board of Directors in October 1996. Prior to joining us, Mr. Rowan was Group Vice President of VF Corporation, a multi-division apparel company and, among other positions, served as President and Chief Executive Officer of both The HD Lee Company Inc. and Bassett-Walker, Inc., divisions of VF Corporation. Mr. Rowan, who has been involved in the textile and apparel industries for 37 years, has been in senior executive positions for nearly 25 of those years. Mr. Rowan began his career at the DuPont Corporation and later joined Aileen, Inc., a manufacturer of women's apparel, where he subsequently became President and Chief Operating Officer.

        Joseph Pacifico joined us in 1992 as Executive Vice President-Sales and Marketing and was named President-Marketing in 1997. Mr. Pacifico became a director in 2001 upon the consummation of the Acquisition. Mr. Pacifico began his career with VF Corporation in 1981 as a sales representative for The HD Lee Company Inc. and was promoted to the position of Vice President of Marketing in 1989, a position he held until 1992.

        Charles E. Whetzel, Jr. joined us in 1992 as Executive Vice President-Operations and was named Executive Vice President-Manufacturing in 1997. In 2000, Mr. Whetzel's title became Executive Vice President-Global Sourcing consistent with our focus on global sourcing capabilities. Mr. Whetzel began his career at Aileen, Inc. in 1971 in the Quality function and was later promoted to Vice President of Apparel. Following Aileen, Inc., Mr. Whetzel held positions of increased responsibility with Mast Industries, Inc., Health-Tex, Inc. and Wellmade Industries Inc. In 1988, Mr. Whetzel joined Bassett-Walker, Inc. and was later promoted to Vice President of Manufacturing for The HD Lee Company Inc.

        David A. Brown joined us in 1992 as Senior Vice President-Business Planning and Administration and became a director in October 1996. In 1997, Mr. Brown was named Executive Vice President-Operations. Prior to 1992, Mr. Brown held various positions at VF Corporation including Vice President-Human Resources for both The HD Lee Company Inc. and Bassett-Walker, Inc. Mr. Brown also held personnel focused positions with Blue Bell, Inc. and Milliken & Company earlier in his career.

        Michael D. Casey joined us in 1993 as Vice President-Finance and was named Senior Vice President-Finance in 1997. In 1998, Mr. Casey was named Senior Vice President and Chief Financial Officer. Prior to joining us, Mr. Casey was a Senior Manager with Price Waterhouse LLP.

        Bradley M. Bloom became a director in August 2001. Mr. Bloom is a Managing Director of Berkshire Partners LLC, which he co-founded in 1986. He has been a director of several of Berkshire Partners' retailing companies including Gordon Brothers Group, Sterling, Inc., America's Best Contacts and Eyeglasses, L.P. and Miami Cruiseline Services Holdings I B.V.

        Ross M. Jones became a director in August 2001. Mr. Jones is a Managing Director of Berkshire Partners LLC, which he joined in 1993. He has been a director of several of Berkshire Partners' retailing, manufacturing and business services companies including AVW- TELAV Inc., Sterling Collision Centers, Inc. and Thomas Built Buses, Inc.

        David Pulver became a director in January 2002. Mr. Pulver has been a private investor for approximately 20 years and is the President of Cornerstone Capital, Inc. and a current board member of Hearst-Argyle Television, Inc. and was a board member of Costco Wholesale Corp. Mr. Pulver was a founder of The Children's Place, Inc. and served as its Chairman and Co-Chief Executive Officer until 1982.

        Paul Fulton became a director in May 2002. Mr. Fulton retired as President of Sara Lee Corp. in 1993, after spending 34 years with the company. He is currently non-Executive Chairman of the Board of Bassett Furniture Industries, Incorporated and is a current board member of Bank of America Corporation, Sonoco Products Company and Lowe's Companies Inc.

Board Composition

        Our board of directors currently consists of seven directors. Each of the directors was elected to the board of directors pursuant to the terms of an agreement among stockholders that will terminate upon the closing of this offering. Prior to this offering, the board of directors will be divided into three classes, each of the members of which will serve for a three-year term. Mr. Jones and Mr. Pulver will serve in the class with a term expiring in 2003, Mr. Bloom and Mr. Brown will serve in the class with a term expiring in 2004, and Mr. Rowan, Mr. Fulton and Mr. Pacifico will serve in the class with a term expiring in 2005. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Committees of the Board of Directors

        Our board of directors has an audit committee and a compensation committee. The board of directors may also establish other committees to assist in the discharge of its responsibilities.

        The audit committee makes recommendations to the board of directors regarding the independent accountants to be nominated for election by the stockholders and reviews the independence of such accountants, approves the scope of the annual audit activities of the independent accountants, approves the audit fee payable to the independent accountants and reviews such audit results with the independent accountants. The audit committee is currently comprised of David Pulver, Chairman, and Ross M. Jones. PricewaterhouseCoopers LLP presently serve as our independent accountants.

        The compensation committee provides a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer's recommendations on compensation of all of our officers and on adopting and changing major compensation policies and practices, and it reports its recommendations to the board of directors for approval and authorization. The compensation committee also administers our stock plans. The compensation committee is currently comprised of Paul Fulton, Chairman, Bradley M. Bloom and Ross M. Jones.

Officers

        Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his earlier resignation or removal.

Compensation Committee, Interlocks and Insider Participation

        Mr. Jones, Mr. Bloom and Mr. Fulton serve on our compensation committee. Mr. Jones and Mr. Bloom also held the office of vice president of our company but resigned prior to this offering, and we did not compensate them for their services as vice presidents. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

        The following table sets forth all cash compensation earned in fiscal years 2001, 2000 and 1999 by our Chief Executive Officer and each of the other four most highly compensated executive officers who we refer to collectively as the "named executive officers." The current compensation arrangement for each of these officers is described in "—Employment Arrangements."

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Incentive Compensation	Other Annual Compensation(a)	Securities Underlying Options(b)	All Other Compensation(c)
Frederick J. Rowan, II Chairman of the Board of Directors, President and Chief Executive Officer	2001 2000 1999	$650,000 600,000 595,833	$812,500 1,080,000 —	$682,546 1,144,477 442,290	149,959 — —	$2,375,000 — —
Joseph Pacifico President-Marketing and Director	2001 2000 1999	$420,000 390,000 387,500	$341,250 456,300 —	$257,318 251,707 197,399	48,711 — —	$325,000 — —
Charles E. Whetzel, Jr. Executive Vice President-Global Sourcing	2001 2000 1999	$285,000 262,500 260,417	$231,563 307,100 —	$146,454 140,809 110,238	48,711 — —	$325,000 — —
David A. Brown Executive Vice President-Operations and Director	2001 2000 1999	$285,000 262,500 260,417	$231,563 307,100 —	$118,538 166,166 75,372	48,711 — —	$325,000 — —
Michael D. Casey Senior Vice President and Chief Financial Officer	2001 2000 1999	$250,000 210,000 208,333	$203,125 245,700 —	$116,278 100,097 115,471	48,711 — —	$1,175,000 — —

(a)
Other annual compensation includes supplemental retirement plan benefits, automobile allowances and medical cost reimbursement. In fiscal 2000, other annual compensation for Mr. Rowan included relocation assistance. In fiscal 1999, other annual compensation for Mr. Casey included relocation assistance.
(b)
The share numbers reflect the 10-for-1 stock split, which occurred immediately after the consummation of the Acquisition.
(c)
All other compensation includes Acquisition-related management bonuses.

Option Grants in Last Year

        The following table shows information for fiscal 2001 regarding options to purchase our common stock granted to our named executive officers.

	Individual Grants					Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term
Name	Number of Securities Underlying Option Granted(a)		Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	5% ($)	10% ($)
Frederick J. Rowan, II	149,959	(b)	30.12%	$24.62	November 15, 2011	$2,321,873.04	$5,884,082.15
Joseph Pacifico	48,711	(c)	9.78%	$24.62	November 15, 2011	$754,211.20	$1,911,319.26
Charles E. Whetzel, Jr.	48,711	(c)	9.78%	$24.62	November 15, 2011	$754,211.20	$1,911,319.26
David A. Brown	48,711	(c)	9.78%	$24.62	November 15, 2011	$754,211.20	$1,911,319.26
Michael D. Casey	48,711	(c)	9.78%	$24.62	November 15, 2011	$754,211.20	$1,911,319.26

(a)
The share numbers reflect the 10-for-1 stock split, which occurred immediately after the consummation of the Acquisition.

(b)
75,054 of Mr. Rowan's options will vest at the rate of 20% per year on each anniversary of August 15, 2001 as long as Mr. Rowan is still employed by us. The remaining 74,905 of Mr. Rowan's options will vest on the eighth anniversary of August 15, 2001 as long as Mr. Rowan is still employed by us, but these options may vest earlier in the event that we reach defined performance objectives.

(c)
18,764 of each of Messrs. Pacifico, Whetzel, Brown and Casey's options will vest at the rate of 20% per year on each anniversary of August 15, 2001 as long as such executive is still employed by us. The remaining 29,947 of each executive's options will vest on the eighth anniversary of August 15, 2001 as long as he is still employed by us, but these options may vest earlier in the event that we reach defined performance objectives.

Option Exercises in Last Year and Year-End Option Values

        The following table sets forth the number of shares of our common stock subject to options and the value of such options held by each of our named executive officers on the last day of our fiscal year 2001. This table assumes a per share price on that date of $24.62, which was the price per share paid in the Acquisition.

			Number of Securities Underlying Unexercised Options At Fiscal Year End (#)(b)
					Value of Unexercised In-The-Money Options At Fiscal Year End ($)
Name	Shares Acquired On Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Frederick J. Rowan, II	—	—	251,954	149,959	$4,691,388	—
Joseph Pacifico	78,730(a)	$1,466,195	—	48,711	—	—
Charles E. Whetzel, Jr.	78,730(a)	$1,466,195	—	48,711	—	—
David A. Brown	78,730(a)	$1,466,195	—	48,711	—	—
Michael D. Casey	40,000(a)	$744,920	—	48,711	—	—

(a)
Represents payments made to option holders in consideration for cancellation of existing options in connection with the Acquisition.

(b)
The share numbers in this table reflect the 10-for-1 stock split, which occurred immediately following the consummation of the Acquisition.

Employment Arrangements

        Frederick J. Rowan, II, Chairman of our Board of Directors, President and Chief Executive Officer, entered into a restated employment agreement with us in August 2001. Mr. Rowan's employment agreement is for a three-year term, which extends automatically for successive one-year terms, subject to termination upon notice. Pursuant to this agreement, Mr. Rowan is entitled to receive:

  •
  a base salary, currently $683,000 for fiscal year 2002, subject to annual cost of living adjustments and any increases approved by our Board of Directors;

  •
  annual cash bonuses based upon a bonus plan to be determined each year by the Board of Directors in conjunction with our achievement of targeted performance levels as defined in the plan; and

  •
  specified fringe benefits, including a retirement trust.

        If we terminate Mr. Rowan's employment without cause, he will continue to receive his then-current salary and we will maintain fringe benefits on his behalf for three years following his termination. Mr. Rowan will also receive specified bonuses. Mr. Rowan has agreed not to compete with us for the two-year period following the end of his employment with us, unless he is terminated without cause, in which case the duration of such period is one year.

        Joseph Pacifico, Charles E. Whetzel, Jr., David A. Brown and Michael D. Casey each entered into a restated employment agreement with us in August 2001. The employment agreement of each of these executives is for a two-year term, which automatically extends annually for successive one-year terms, subject to termination upon notice. Pursuant to such agreements, Messrs. Pacifico, Whetzel, Brown and Casey are entitled to receive:

  •
  a base salary, currently $441,000, $314,000, $314,000 and $299,000 for fiscal year 2002, subject to annual cost of living adjustments and any increases approved by our Board of Directors;

  •
  annual cash bonuses based upon a bonus plan to be determined each year by the Board of Directors in conjunction with our achievement of targeted performance levels as defined in the plan; and

  •
  specified fringe benefits, including a retirement trust.

        If we terminate any of these executives' employment without cause as defined, he will continue to receive his then-current salary for two years following termination, and we will maintain fringe benefits on his behalf until the earlier of the end of the two-year period following termination or his 65th birthday. Each of these executives will also receive his specified bonuses. Each of these executives has agreed not to compete with us for a one-year period following the end of his employment with us, unless we terminate him without cause as defined, in which case the duration of such period is six months.

2001 Equity Incentive Plan

        We have adopted an equity incentive plan to provide incentives to our employees, directors and consultants by granting them awards tied to our common stock. The plan provides for the grant of options to purchase up to 986,049 shares of our common stock. Outstanding options vest and become exercisable based on time or performance measurements. As of the date of this prospectus, we have granted options to purchase 866,858 shares of our common stock of which options to purchase 444,496 shares are exercisable.

Director Compensation

        David Pulver and Paul Fulton each receive annual compensation of approximately $30,000 for serving as a director. We pay no additional remuneration to our employees or to executives of Berkshire Partners for serving as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In 1996, in connection with the closing of Investcorp S.A.'s acquisition of our company, we entered into an agreement for management advisory and consulting services under which we paid Investcorp $1.35 million, $1.35 million and $900,000 in fiscal years 1999, 2000 and 2001. This agreement was terminated upon the consummation of the Acquisition.

        In January 2000, we issued a loan to Mr. Rowan in the amount of $4.3 million, the proceeds of which were used by Mr. Rowan to repay a previous loan from us in the amount of $1.5 million. In connection with the Acquisition, we amended the terms of this loan. As amended, the $4.3 million loan will be payable in annual installments of $600,000 commencing on March 31, 2003, and thereafter on each anniversary thereof until such principal amount and all accrued and unpaid interest thereon has been repaid. The loan is collateralized by Mr. Rowan's stock in our company. The loan bears interest at the average rate we would pay under the revolving portion of our senior credit facility. The loan is prepayable with proceeds of any disposition of Mr. Rowan's stock in our company. The full amount of the loan will also become payable, at our option, upon the closing of this offering. We do not currently plan to exercise this option to accelerate Mr. Rowan's loan, however, we may determine to accelerate the loan at the discretion of our board of directors.

        In connection with the Acquisition, we entered into a management agreement with Berkshire Partners. Under this agreement, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million for four years commencing on the first anniversary of the Acquisition. To date, we have paid Berkshire Partners $206,250 under this agreement. In connection with this offering, we and Berkshire Partners have agreed to terminate our future obligations under this agreement. We have agreed to pay Berkshire Partners $1.1 million, representing the accrued but unpaid portion of its fees, and an additional $3.7 million to terminate the remaining obligation.

        In connection with the Acquisition, we entered into a stockholders agreement with each of our stockholders that provides for restrictions and rights related to the transfer, sale or purchase of our stock and agreements related to the voting of shares of our stock, including the nomination of the nominees of Berkshire Partners to serve on our board of directors. These restrictions and rights will terminate upon consummation of this offering. The stockholders agreement also provides Berkshire Partners the right to require us to file a registration statement covering the public offering of this common stock at any time more than six months after this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

        We have a single class of capital stock outstanding. The following table sets forth, as of August 23, 2002, the number and percentage of shares of our common stock beneficially owned by (i) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each named executive officer, (iv) all our directors and executive officers as a group and (v) each other stockholder selling shares in this offering. Unless otherwise indicated in a footnote, each person possesses sole voting and investment power with respect to the shares indicated as beneficially owned by such person. As used in the table, beneficial ownership has the meaning set forth in Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934. Unless indicated otherwise, the address for each individual listed below is: The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Name of Beneficial Owner			Shares to be Sold
	Shares	Percent		Shares	Percent
Berkshire Fund V, Limited Partnership(1)	5,082,616	90.2%				%
Frederick J. Rowan, II(2)	298,598	5.0%		298,598%
Joseph Pacifico(3)	95,028	1.7%		95,028%
Charles E. Whetzel, Jr.(3)	95,028	1.7%		95,028%
David A. Brown(3)	95,028	1.7%		95,028%
Michael D. Casey(3)	35,531	*		35,531	*
Bradley M. Bloom(4)	—	—		—	—
Ross M. Jones(4)	—	—		—	—
David Pulver(5)	20,309	*		20,309	*
Paul Fulton(6)	20,309	*		20,309	*
All directors and executive officers as a group(7)	659,831	11.1%		659,831%
Other Selling Stockholders
Squam Lake Investors V, L.P.	50,928	*			*
Sunapee Securities, Inc.	8,529	*			*
Waban Investors I, L.P.	1,462	*			*
RGIP, LLC	20,306	*			*

*
Indicates less than 1% of our common stock.

(1)
Includes, prior to this offering, 3,233,290 shares of common stock held by Berkshire Fund V, Limited Partnership; 1,525,997 shares of common stock held by Berkshire Fund V Coinvestment Fund, Limited Partnership; and 323,329 shares of common stock held by Berkshire Investors LLC. Fifth Berkshire Associates LLC is the general partner of each of Berkshire Fund V, Limited Partnership and Berkshire Fund V Coinvestment Fund, Limited Partnership and has voting and investment power for each partnership. Fifth Berkshire Associates LLC and Berkshire Investors LLC have the same managing members including Messrs. Bloom and Jones. The address of each of these entities is c/o Berkshire Partners, One Boston Place, Suite 3300, Boston, Massachusetts 02108.

(2)
Includes 281,946 shares subject to exercisable options.

(3)
Includes 9,742 shares subject to exercisable options.

(4)
Messrs. Bloom and Jones are Managing Directors of Berkshire Partners LLC. By virtue of their positions as managing members of each of Berkshire Investors LLC and Fifth Berkshire

  Associates LLC, the general partner of Berkshire Fund V, Limited Partnership and Berkshire Fund V Coinvestment Fund, Limited Partnership, Messrs. Bloom and Jones may be deemed to possess beneficial ownership of 5,082,616 shares of common stock beneficially owned by these entities, which represents 90.2% of our outstanding common stock. However, neither Mr. Bloom nor Mr. Jones, acting alone, has voting or investment power with respect to the shares beneficially owned by these entities.

(5)
Mr. Pulver is the sole stockholder of Cornerstone Capital, Inc., which is the record holder of the shares set forth next to Mr. Pulver's name above. The address for Cornerstone Capital, Inc. is 16 Cobblefield Drive, Mendham, NJ 07945.

(6)
Mr. Fulton's address is c/o Bassett Furniture Industries, Inc., 380 Knollwood St., Suite 610, Winston-Salem, NC 27103.

(7)
Includes 320,915 shares subject to exercisable options.

DESCRIPTION OF OUR INDEBTEDNESS

Senior Credit Facility

        General.    In connection with the Acquisition, our operating subsidiary entered into a senior credit facility with Goldman Sachs Credit Partners L.P., as the lead arranger, Fleet National Bank, as the administrative agent, and other lenders. The senior credit facility provides for aggregate borrowings by us of $185.0 million. As of June 29, 2002, after giving effect to this offering and our intended use of proceeds, there was approximately $     million (excluding amounts under outstanding letters of credit) of outstanding indebtedness under the senior credit facility and approximately $     million of unused commitment under the revolving portion of the senior credit facility for working capital and other corporate purposes. The senior credit facility includes:

    •
    a $125.0 million term loan and

    •
    a $60.0 million revolving credit facility.

        Interest Rates.    Amounts outstanding under the senior credit facility accrue interest, at our option, at a rate per annum equal to either: (1) the base rate, as defined in the senior credit facility, or (2) an adjusted Eurodollar rate, as defined in the senior credit facility, in each case plus an applicable interest margin. The applicable interest margin for the term loan was initially 3.50% for Eurodollar rate loans and 2.50% for base rate loans. The applicable interest margin for the revolving credit facility was initially 3% for Eurodollar rate loans and 2% for base rate loans. Since March 31, 2002, the applicable interest margins for the term loan and the revolving credit facility has been subject to quarterly reduction based on our achievement of performance targets. The interest rate otherwise payable under the senior credit facility will increase by 2% per annum during the continuance of a payment default.

        Maturity.    Principal borrowings under the term loan are due and payable in quarterly installments. The quarterly payments due before December 2007 are nominal amounts. The final balance will be due in September 2008. The revolving credit facility is available until August 2006.

        Mandatory and Optional Prepayments.    We are required to prepay the facilities under the senior credit facility in an amount equal to:

    •
    100% of the net cash proceeds from asset sales by us, subject to certain baskets and reinvestment provisions;

    •
    100% of the net cash insurance proceeds for any property or asset losses suffered by us, subject to certain baskets and reinvestment provisions;

    •
    50% of the net cash proceeds from our issuance of equity, excluding, among other things, proceeds from any issuance of equity that arise in connection with employee stock plans or are invested in connection with a permitted acquisition; and

    •
    75% or 50% of excess cash flow, depending on the applicable leverage ratio, as both terms are defined in the senior credit facility.

        The lenders will apply such prepayments first to the term loan and, second, to reduce permanently the revolving credit commitments. Subject to certain conditions, we may make optional prepayments of loans without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

        Security and Guarantees.    The senior credit facility is secured by a first priority security interest in substantially all of our personal property and some of our real property and a pledge of all the issued and outstanding stock issued by our operating subsidiary and its domestic subsidiaries, as well as 65% of the issued and outstanding stock of our foreign subsidiaries. We and all of our present and future domestic subsidiaries guarantee all of our operating subsidiary's obligations under the senior credit facility.

        Covenants.    The senior credit facility contains covenants which, subject to certain baskets, limit:

    •
    the incurrence of additional indebtedness;

    •
    mergers, acquisitions and sales of assets;

    •
    the incurrence of liens or other encumbrances, guarantees or pledges;

    •
    the payment of dividends and repurchases of common stock;

    •
    prepayments of equity and subordinated debt instruments, including the senior subordinated notes;

    •
    investments; and

    •
    certain transactions with affiliates.

        The senior credit facility requires our operating subsidiaries to meet financial tests, including:

    •
    maximum leverage;

    •
    minimum interest coverage;

    •
    maximum capital expenditures; and

    •
    minimum fixed charge coverage.

        Events of Default.    The senior credit facility contains customary events of default, including:

    •
    payment defaults;

    •
    breaches of representations and warranties;

    •
    covenant defaults;

    •
    cross-defaults to certain other debt;

    •
    events of bankruptcy and insolvency;

    •
    judgment defaults;

    •
    invalidity of any guarantee or impairment of any security interests supporting the senior credit facility; and

    •
    a change in our control, as defined in the senior credit facility.

        Fees and Expenses.    We paid and have future obligations to pay the administrative agent for the lenders an agent's fee in an amount agreed upon by us and the administrative agent. We paid and have future obligations to pay the lenders a letter of credit fee equal to the applicable interest margin for Eurodollar rate loans under the revolving credit facility. We also paid and have future obligations to pay each issuing bank of any letter of credit a fronting fee in an amount agreed upon by us and the issuing bank.

        Waiver and Modification.    The terms of the senior credit facility may be waived or modified upon approval by us and the required percentage of the lenders and without consent of the note holders.

Senior Subordinated Notes

        General.    In connection with the Acquisition, our operating subsidiary issued $175.0 million in principal amount of 10.875% Senior Subordinated Notes due 2011. The interest payment dates on the notes are February 15 and August 15 of each year. The notes mature on August 15, 2011.

        Guarantors.    The notes are guaranteed by some of the current and future subsidiaries of our operating subsidiary. If payments cannot be made on the notes when they are due, the guarantors must make them instead. These guarantees are unconditional, joint and several.

        Ranking.    The notes and the subsidiary guarantees are senior subordinated debt. They rank behind all of the current and future senior indebtedness of our operating subsidiary and the guarantors, and they rank equally with all of the future senior subordinated indebtedness of our operating subsidiary and the guarantors.

        Optional Redemption.    We can redeem the notes, in whole or in part, at any time beginning August 15, 2006 at specified redemption prices. Prior to August 15, 2004, we can redeem up to 35% of the amount of the notes with the proceeds of an equity offering of our operating subsidiary at a redemption price of 110.875% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

        Offer to Repurchase.    If our operating subsidiary sells assets under specified circumstances or experiences some specific kinds of changes of control, we must offer to repurchase the notes at specified repurchase prices.

        Covenants.    The indenture governing the notes restricts our operating subsidiary's ability and the ability of some of our other subsidiaries to:

    •
    borrow money;

    •
    pay dividends on stock or repurchase stock;

    •
    make investments;

    •
    distribute proceeds from asset sales;

    •
    sell certain assets or merge with or into other companies;

    •
    engage in certain transactions with affiliates; and

    •
    incur liens.

        Events of Default.    The indenture contains customary events of default, including:

    •
    payment defaults;

    •
    covenant defaults;

    •
    cross-defaults to certain other debt;

    •
    judgment defaults; and

    •
    events of bankruptcy and insolvency.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, the total amount of our authorized capital stock will consist of            shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of August 23, 2002, we had outstanding 5,637,190 shares of common stock and no shares of preferred stock.

        Immediately after giving effect to this offering, we will have            shares of common stock (or            shares if the underwriters' over-allotment option is exercised in full). As of August 23, 2002, we had 28 stockholders of record with respect to our common stock and outstanding options to purchase 866,858 shares of our common stock, of which 444,496 were currently exercisable. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

Common Stock

        The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with this offering will be, validly issued, fully paid and nonassessable. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock, whether payable in cash, property or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

        We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol CRI.

Preferred Stock

        Our board of directors may issue preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

Registration Rights

        In connection with the Acquisition, we entered into a stockholders agreement with each of our stockholders that provides for restrictions and rights related to the transfer, sale or purchase of our stock and agreements related to the voting of shares of our stock including the nomination of the nominees of Berkshire Partners to serve on our board of directors. These restrictions and rights will terminate upon consummation of this offering. The stockholders agreement also provides Berkshire Partners the right to require us to file a registration statement covering the public offering of its common stock at any time more than six months after this offering.

Indemnification of Directors and Officers and Limitation on Liability

        Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by the Delaware General Corporation Law. This provision will not prevent our stockholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws. We also plan to obtain director and officer liability insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

        Our certificate of incorporation also requires us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to a few very limited exceptions where indemnification is not permitted by applicable law. Our certificate of incorporation also requires us to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law. These rights are not exclusive.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                          .

SHARES ELIGIBLE FOR FUTURE SALE

        The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of            shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The other remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

        The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

        No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors.

Lock-up Agreements

        We, our executive officers, directors, all of our existing stockholders and optionholders have agreed not to offer, sell, contract to sell, hedge or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co., except for the shares of common stock to be issued in connection with this offering, permitted sales of shares acquired in the open market following the completion of this offering and other limited exceptions.

2001 Equity Incentive Plan

        We intend to file a registration statement under the Securities Act covering all shares of common stock reserved for issuance under our 2001 Equity Incentive Plan. This registration statement is expected to be filed as soon as practicable after the effective date of this offering.

        As of August 23, 2002, there were options to purchase 866,858 shares outstanding under our 2001 Equity Incentive Plan. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of lock-up agreements.

UNDERWRITING

        Carter's, the selling stockholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Banc of America Securities LLC
Credit Suisse First Boston Corporation
Morgan Stanley & Co. Incorporated

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                          shares from Carter's and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares.

Paid by Carter's	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                                per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                                per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change this offering price and the other selling terms.

        Carter's, its executive officers and directors and all its existing stockholders and optionholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives and other limited exceptions.

        Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Carter's historical performance, estimates of the business potential and earnings prospects of Carter's, an assessment of Carter's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        The common stock will be listed on the New York Stock Exchange under the symbol "CRI." In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Carter's or the selling stockholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Carter's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        Carter's and the selling stockholders estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            , which amount shall be paid by Carter's.

        Carter's and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, including investment banking and commercial banking transactions, and perform services for, Carter's and its affiliates in the ordinary course of business. In addition, an affiliate of Goldman, Sachs & Co. is the lead arranger, syndication agent and a lender under Carter's senior credit facility.

VALIDITY OF COMMON STOCK

        The validity of shares of our common stock offered hereby will be passed upon for us by Ropes & Gray, Boston, Massachusetts and for the underwriters by Sullivan & Cromwell, New York, New York. Some partners of Ropes & Gray are members in RGIP, LLC, which owns 20,306 shares of our common stock and may be selling its shares in this offering. RGIP, LLC is also an investor in Berkshire Fund V, Limited Partnership.

EXPERTS

        The consolidated financial statements as of December 29, 2001 (Successor) and December 30, 2000 (Predecessor) and for the periods August 15, 2001 through December 29, 2001 (Successor) and from December 31, 2000 through August 14, 2001 (Predecessor) and for the years ended December 30, 2000 (Predecessor) and January 1, 2000 (Predecessor), included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 under the Securities Act with the Securities and Exchange Commission with respect to the issuance of our common stock. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Parts of this registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and our common stock, we refer you to the registration statement. You should be aware that statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the prospectus, these statements are qualified in their entirety by reference to the full and complete text of the related documents.

        On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected on the Securities and Exchange Commission's website at www.sec.gov.

CARTER HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:
Report of Independent Accountants	F-2
Consolidated Balance Sheets at December 29, 2001 (Successor) and December 30, 2000 (Predecessor)	F-3
Consolidated Statements of Operations for the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor) and for the fiscal years ended December 30, 2000 (Predecessor) and January 1, 2000 (Predecessor)	F-4
Consolidated Statements of Cash Flows for the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor) and for the fiscal years ended December 30, 2000 (Predecessor) and January 1, 2000 (Predecessor)	F-5
Consolidated Statements of Changes in Stockholders' Equity for the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor) and for the fiscal years ended December 30, 2000 (Predecessor) and January 1, 2000 (Predecessor)	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements:
Unaudited Condensed Consolidated Balance Sheets as of June 29, 2002 (Successor) and December 29, 2001 (Successor)	F-37
Unaudited Condensed Consolidated Statements of Operations for the six-month periods ended June 29, 2002 (Successor) and June 30, 2001 (Predecessor)	F-38
Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 29, 2002 (Successor) and June 30, 2001 (Predecessor)	F-39
Notes to Unaudited Condensed Consolidated Financial Statements	F-40

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Carter Holdings, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the consolidated financial position of Carter Holdings, Inc. and its subsidiaries (the "Company") as of December 29, 2001 ("Successor," as defined in Note 1) and December 30, 2000 ("Predecessor," as defined in Note 1), and the consolidated results of their operations and their cash flows for the period from August 15, 2001 through December 29, 2001 (Successor) and the period from December 31, 2000 through August 14, 2001 (Predecessor), and for the years ended December 30, 2000 (Predecessor) and January 1, 2000 (Predecessor), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As explained in Note 1 to the financial statements, controlling ownership of the Company was acquired in a purchase transaction as of August 15, 2001. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor based upon their estimated fair value at August 15, 2001. Accordingly, the financial statements of the Successor are not comparable to those of the Predecessor.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition in fiscal 2000.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
February 20, 2002, except for Note 18 as to which the date is August 19, 2002.

CARTER HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	Successor, at December 29, 2001	Predecessor, at December 30, 2000
ASSETS
Current assets:
Cash and cash equivalents	$24,692	$3,697
Accounts receivable, net of allowance for doubtful accounts of $1,673 in 2001 and $2,045 in 2000	35,386	33,788
Inventories, net	89,069	92,435
Prepaid expenses and other current assets	5,585	4,971
Assets held for sale	875	373
Deferred income taxes	9,371	9,184

Total current assets	164,978	144,448
Property, plant and equipment, net	46,503	54,441
Assets held for sale	600	950
Tradename, net in 2000	220,233	89,583
Cost in excess of fair value of net assets acquired, net in 2000	139,472	26,606
Licensing agreements, net	13,125	—
Deferred debt issuance costs, net	12,879	5,724
Other assets	6,372	5,793

Total assets	$604,162	$327,545

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$1,250	$5,400
Accounts payable	18,765	19,223
Other current liabilities	33,815	31,963

Total current liabilities	53,830	56,586
Long-term debt	297,492	156,000
Deferred income taxes	84,375	35,125
Other long-term liabilities	10,127	10,238

Total liabilities	445,824	257,949

Commitments and contingencies:
Stockholders' equity:
Class A Stock, nonvoting; par value $.01 per share; 775,000 shares authorized; 752,808 shares issued and outstanding in 2000; liquidation value of $.001 per share (Predecessor)	—	8
Class C Stock, nonvoting; par value $.01 per share; 500,000 shares authorized; 242,192 shares issued and outstanding in 2000; liquidation value of $.001 per share (Predecessor)	—	2
Class C Treasury Stock, 31,186 shares at cost at December 30, 2000 (Predecessor)	—	(1,870)
Class D Stock, voting; par value $.01 per share; 5,000 shares authorized, issued and outstanding in 2000 (Predecessor)	—	—
Common stock, voting; par value $.01 per share; 1,280,000 shares authorized; none issued or outstanding in 2000 (Predecessor)	—	—
Preferred stock; par value $.01 per share; 100,000 shares authorized; none issued or outstanding at December 29, 2001 (Successor)	—	—
Common stock, voting; par value $.01 per share; 8,000,000 shares authorized; 5,583,034 shares issued and outstanding at December 29, 2001 (Successor)	56	—
Additional paid-in capital	145,444	59,990
Retained earnings	12,838	11,466

Total stockholders' equity	158,338	69,596

Total liabilities and stockholders' equity	$604,162	$327,545

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	Successor	Predecessor
	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
			For the years ended
			December 30, 2000	January 1, 2000
Net sales	$235,780	$282,727	$463,375	$406,924
Cost of goods sold	149,352	182,863	293,340	271,844

Gross profit	86,428	99,864	170,035	135,080
Selling, general and administrative expenses	57,987	88,895	135,322	117,334
Acquisition-related non-recurring charges	—	11,289	—	—
Writedown of long-lived assets	—	3,156	—	7,124
Non-recurring charges-plant closure costs	(268)	1,116	—	—
Royalty income	(2,624)	(4,993)	(5,808)	(4,233)

Operating income	31,333	401	40,521	14,855
Interest income	(207)	(73)	(303)	—
Interest expense	11,307	11,803	18,982	20,437

Income (loss) before income taxes, extraordinary item and cumulative effect of change in accounting principle	20,233	(11,329)	21,842	(5,582)
Provision for (benefit from) income taxes	7,395	(1,981)	8,835	(1,782)

Income (loss) before extraordinary item and cumulative effect of change in accounting principle	12,838	(9,348)	13,007	(3,800)
Extraordinary item, net of tax benefit of $4,876	—	7,649	—	—
Cumulative effect of change in accounting principle, net of income tax benefit of $217	—	—	354	—

Net income (loss)	$12,838	$(16,997)	$12,653	$(3,800)

Basic net income per common share	$2.30
Diluted net income per common share	$2.18
Basic weighted average number of shares outstanding	5,583,034
Diluted weighted average number of shares outstanding	5,889,826
Pro forma amounts assuming the accounting change is applied retroactively:
Net income (loss)	$12,838	$(16,997)	$13,007	$(3,384)

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

		Predecessor
	Successor
			For the years ended
	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
			December 30, 2000	January 1, 2000
Cash flows from operating activities:
Net income (loss)	$12,838	$(16,997)	$12,653	$(3,800)
Extraordinary loss, net of taxes	—	7,649	—	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,918	12,245	17,520	16,855
Amortization of debt issuance costs	593	1,010	1,601	1,592
Amortization of debt discount	49	—	—	—
(Payment of) provision for Acquisition-related non-recurring charges	(11,289)	11,289	—	—
Non-recurring charges-plant closure costs	(268)	1,116	—	—
Writedown of long-lived assets	—	3,156	—	7,124
(Gain) loss on disposal of assets	(38)	—	(21)	59
Deferred tax provision (benefit)	2,911	(2,236)	248	(2,670)
Effect of changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	4,184	(5,782)	617	429
Decrease (increase) in inventories	21,150	(13,253)	(12,799)	21,772
(Increase) decrease in prepaid expenses and other assets	(3,000)	1,807	(1,129)	(1,769)
(Decrease) increase in accounts payable and other liabilities	(2,935)	164	5,507	(3,134)

Net cash provided by operating activities	31,113	168	24,197	36,458

Cash flows from investing activities:
Capital expenditures	(9,556)	(9,480)	(17,179)	(12,726)
Proceeds from sale of property, plant and equipment	218	10	252	364
Proceeds from assets held for sale	—	204	546	—
Payment of buyer's Acquisition costs	(3,885)	—	—	—
Payment to sellers for the Acquisition	(234,236)	—	—	—
Issuance of loan	—	—	(4,336)	—
Proceeds from loan	—	—	1,500	—

Net cash used in investing activities	(247,459)	(9,266)	(19,217)	(12,362)

Cash flows from financing activities:
Proceeds from Predecessor revolving line of credit	—	53,500	62,900	89,850
Payments of Predecessor revolving line of credit	(12,900)	(40,600)	(62,900)	(114,250)
Proceeds from Successor revolving line of credit	35,350	—	—	—
Payments of Successor revolving line of credit	(35,350)	—	—	—
Proceeds from Successor term loan	125,000	—	—	—
Payments of Predecessor term loan	(38,700)	(2,700)	(900)	(900)
Proceeds from issuance of Successor 10.875% Senior Subordinated Notes	173,693	—	—	—
Payment of Predecessor 10 3/8% Senior Subordinated Notes	(100,000)	—	—	—
Payment of Predecessor 12% Senior Subordinated Notes	(20,000)	—	—	—
Proceeds from issuance of Common Stock	127,220	—	—	—
Borrowings on capital leases	—	—	—	558
Payments of capital lease obligation	(328)	(642)	(925)	(458)
Repurchase of capital stock	—	(60)	(70)	(507)
Payments of Successor debt issuance costs	(13,471)	—	—	—
Other	—	(3,573)	(2,803)	1,040

Net cash provided by (used in) financing activities	240,514	5,925	(4,698)	(24,667)

Net increase (decrease) in cash and cash equivalents	24,168	(3,173)	282	(571)
Cash and cash equivalents at beginning of period	524	3,697	3,415	3,986

Cash and cash equivalents at end of period	$24,692	$524	$3,697	$3,415

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common Stock	Class A Stock	Class C Stock	Class C Treasury Stock	Class D Stock	Additional paid-in capital	Retained earnings (accumulated deficit)
Predecessor:
Balance at January 2, 1999	$—	$8	$2	$(1,413)	$—	$59,990	$2,613
Issuance of Class C Treasury Stock (1,000 shares)				60
Purchase of Class C Treasury Stock (8,450 shares)				(507)
Net loss							(3,800)

Balance at January 1, 2000	—	8	2	(1,860)	—	59,990	(1,187)
Issuance of Class C Treasury Stock (1,000 shares)				60
Purchase of Class C Treasury Stock (1,169 shares)				(70)
Net income							12,653

Balance at December 30, 2000	—	8	2	(1,870)	—	59,990	11,466
Issuance of Class C Treasury Stock (1,000 shares)				60
Purchase of Class C Treasury Stock (1,000 shares)				(60)
Net loss							(16,997)

Balance at August 14, 2001	$—	$8	$2	$(1,870)	$—	$59,990	$(5,531)

Successor:
Balance at August 15, 2001	$56	$—	$—	$—	$—	$145,444	$—
Net income							12,838

Balance at December 29, 2001	$56	$—	$—	$—	$—	$145,444	$12,838

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

        Carter Holdings, Inc. ("Holdings") is a holding company whose primary asset consists of an investment in 100% of the outstanding capital stock of The William Carter Company ("Carter's") (all together "we," "us" and "our"). On July 12, 2001, a special purpose entity formed by Berkshire Partners LLC and affiliates ("Berkshire") entered into a stock purchase agreement with Holdings and all of Holdings' stockholders to acquire substantially all of the stock of Holdings except for some equity interests held by our management (the "Acquisition"). The Acquisition was consummated on August 15, 2001. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving credit facility borrowings; $125.0 million in new term loan borrowings (both the revolver and term loan are part of a $185.0 million new senior credit facility entered into by us); $173.7 million of borrowings under a new senior subordinated loan facility (issued by Carter's in connection with an August 15, 2001 private placement); and $145.5 million of capital invested by affiliates of Berkshire and other investors, which includes rollover equity by management of $18.3 million.

        The proceeds of the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders transaction expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million) and to retire all outstanding balances on Holding's and Carter's previously outstanding long-term debt including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

        For purposes of identification and description, we are referred to as the "Predecessor" for the period prior to the Acquisition, the "Successor" for the period subsequent to the Acquisition and "we" or "us" for both periods.

        The Acquisition was accounted for as a purchase. The purchase price for the Acquisition, including related fees and expenses, has been allocated to our tangible and identifiable intangible assets and liabilities based upon their estimated fair values with the remainder allocated to goodwill.

        A summary of the total purchase price is as follows ($000):

Total purchase price	$468,193

Allocated to:
Cash and cash equivalents	$7,333
Accounts receivable, net	39,570
Inventories, net	110,219
Prepaid expenses and other current assets	3,525
Property, plant and equipment	42,569
Assets held for sale	930
Licensing agreements	15,000
Tradename	220,233
Cost in excess of fair value of net assets acquired	139,472
Deferred debt issuance costs	13,427
Other assets	5,432
Accounts payable	(18,340)
Other current liabilities	(25,313)
Closure and exit liabilities	(2,921)
Other long-term liabilities	(10,850)
Net deferred tax liabilities	(72,093)

$468,193

        As a result of the above, our initial capitalization as of the Acquisition date consisted of ($000):

Borrowings on new revolving credit facility	$24,000
Borrowings on new term loan	125,000
Borrowings under new senior subordinated notes	173,693
Common stock	56
Additional paid-in capital	145,444

Total capitalization	$468,193

        The Acquisition related non-recurring charges in the Predecessor period December 31, 2000 through August 14, 2001 reflect special compensation of $4.5 million paid to management at the closing of the Acquisition and $6.8 million for sellers' transaction costs and fees.

        The extraordinary charge in the Predecessor period December 31, 2000 through August 14, 2001 reflects the write-off of deferred debt issuance costs of approximately $2,911,000, net of a tax benefit of approximately $1,801,000, and a debt prepayment penalty of approximately $4,738,000, net of a tax benefit of approximately $3,075,000.

        Subsequent to the Acquisition, our results of operations are expected to be significantly impacted by changes in interest expense and amortization. (See below and Notes 2 and 5)

        The following unaudited pro forma operating data presents the results of operations for the fiscal years ended December 29, 2001 and December 30, 2000 as if the Acquisition had occurred on January 2, 2000, with financing obtained as described above and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on January 2, 2000, or of future results of operations ($000):

	Predecessor period from December 31, 2000 through August 14, 2001	Successor period from August 15, 2001 through December 29, 2001	Pro forma adjustments		Pro forma for the year ended December 29, 2001
Net sales	$282,727	$235,780	$—		$518,507
Gross profit	99,864	86,428	335	(a)	191,158
			4,531	(b)
Selling, general and administrative expenses	88,895	57,987	(2,058	)(c)	147,991
			3,167	(d)
Acquisition-related non-recurring charges	11,289	—	(11,289)	(e)	—
Writedown of long-lived assets	3,156	—	—		3,156
Non-recurring charges-plant closure costs	1,116	(268)	—		848
Royalty income	(4,993)	(2,624)	—		(7,617)

Operating income	401	31,333	15,046		46,780
Interest expense, net	11,730	11,100	7,612	(f)	30,442

(Loss) income before income taxes and extraordinary item	(11,329)	20,233	7,434		16,338
(Benefit from) provision for income taxes	(1,981)	7,395	699	(g)	6,113

(Loss) income before extraordinary item	(9,348)	12,838	6,735		10,225
Extraordinary item, net of tax benefit of $4,876	(7,649)	—	7,649	(h)	—

Net (loss) income	$(16,997)	$12,838	$14,384		$10,225

	Predecessor, for the year ended December 30, 2000	Pro forma adjustments		Pro forma for the year ended December 30, 2000
Net sales	$463,375	$—		$463,375
Gross profit	170,035	512	(a)	170,547
Selling, general and administrative expenses	135,322	(3,239)	(c)	137,083
		5,000	(d)
Royalty income	(5,808)	—		(5,808)

Operating income	40,521	(1,249)		39,272
Interest expense, net	18,679	11,530	(f)	30,209

Income before income taxes and cumulative effect of change in accounting principle	21,842	(12,779)		9,063
Provision for income taxes	8,835	(5,291	)(g)	3,544

Income before cumulative effect of change in accounting principle	13,007	(7,488)		5,519
Cumulative effect of change in accounting principle, net of income tax benefit of $217	354	—		354

Net income	$12,653	$(7,488)		$5,165

        Pro forma adjustments represent ($000): (a) the decrease in depreciation expense resulting from decreased basis of property, plant and equipment, primarily buildings and related leasehold improvements, having an average useful life of 15 years. The decrease in basis of $7,676 is based upon an independent valuation and reflects, in part, the decision to exit certain facilities; (b) the reversal of $4,531 non-recurring charge related to fair value step-up in inventory recorded at Acquisition and consumed in cost of goods sold during the period from August 15, 2001 through December 29, 2001; (c) the reversal of goodwill amortization and amortization of tradename having an indefinite life in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"); (d) amortization expense of licensing agreements. The licensing agreements totaling $15,000 were established at the time of the Acquisition and based upon an independent valuation. The estimated useful life is three years, which represents the average remaining term of the licensing agreements; (e) the reversal of Acquisition-related non-recurring charges, consisting of $4,525 of management bonuses and $6,764 in other seller expenses; (f) increases in interest expense resulting from the change in our debt structure; (g) income tax effects of pro forma adjustments; and (h) the reversal of an extraordinary item resulting from the write-off of deferred debt issuance costs and debt prepayment penalties.

        On October 30, 1996, Holdings was organized on behalf of affiliates of Investcorp S.A. ("Investcorp"), management and certain other investors to acquire 100% of Carter's previously outstanding common and preferred stock (the "1996 acquisition") from MBL Life Assurance Corporation, CHC Charitable Irrevocable Trust and certain management stockholders for a total financed purchased price of $226.1 million. The 1996 acquisition was also accounted for by the purchase method. Accordingly, our assets and liabilities had been adjusted at the 1996 acquisition date, to reflect the allocation of that purchase price based on estimated fair values.

NOTE 2—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        Carter's designs, manufactures, sources and markets premier branded childrenswear under the Carter's, Carter's Classics and Tykes labels. Carter's products are sourced internationally through internal production at plants located in Costa Rica and Mexico and through contractual arrangements with numerous manufacturers throughout the world. Carter's sewing operation in the Dominican Republic and their remaining domestic manufacturing operations located in the southern United States were closed in the fourth quarter of fiscal 2001. Products are manufactured for wholesale distribution to major domestic retailers and for Carter's 151 retail stores that market Carter's brand name merchandise and certain products manufactured by other companies.

RECLASSIFICATIONS:

        Certain prior year amounts have been reclassified for comparative purposes.

PRINCIPLES OF CONSOLIDATION:

        The consolidated financial statements include the accounts of Holdings and those of Carter's and Carter's wholly-owned subsidiaries. The international subsidiaries represented approximately 96%, 85% and 78% of our sewing production for fiscal years 2001, 2000 and 1999. Total net assets (primarily property, plant and equipment and inventory) at our international subsidiaries were approximately $10.2 million at December 29, 2001 and $16.0 million at December 30, 2000. All intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR:

        Our fiscal year ends on the Saturday in December or January nearest the last day of December. The accompanying consolidated financial statements reflect our financial position as of December 29, 2001 and December 30, 2000 and results of operations for the Successor period August 15, 2001 through December 29, 2001, for the Predecessor period December 31, 2000 through August 14, 2001 and for the Predecessor fiscal years ended December 30, 2000 and January 1, 2000. The fiscal 2001 Successor and Predecessor periods, collectively (fiscal 2001), as well as the Predecessor fiscal years ended December 30, 2000 (fiscal 2000) and January 1, 2000 (fiscal 1999) each contain 52 weeks.

CASH AND CASH EQUIVALENTS:

        We consider all highly liquid investments that have original maturities of three months or less to be cash equivalents. We had cash deposits, in excess of deposit insurance limits, in five banks at December 29, 2001 and four banks at December 30, 2000.

ACCOUNTS RECEIVABLE:

        Approximately 87% of our gross accounts receivable at December 29, 2001 and 75% at December 30, 2000 were from our ten largest wholesale customers, primarily major retailers. Of these customers, three have individual receivable balances in excess of 10% of gross accounts receivable (but not more than 17%) at December 29, 2001 and four had such balances at December 30, 2000. Sales to these customers represent comparable percentages to total wholesale revenues.

INVENTORIES:

        Inventories are stated at the lower of cost (first-in, first-out basis for wholesale inventories and retail method for retail inventories) or market.

PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment are stated at cost less accumulated depreciation and amortization which includes the amortization of assets recorded under capital leases. When fixed assets are sold or otherwise disposed, the accounts are relieved of the original costs of the assets and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings—15 to 26 years and machinery and equipment—3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases are amortized over the lesser of the asset life or related lease term. We capitalize the cost of our fixtures designed and purchased for use at major wholesale accounts. The cost of these fixtures is amortized over a three-year period.

GOODWILL AND OTHER INTANGIBILE ASSETS:

        Cost in excess of fair value of net assets acquired ("goodwill") represents the excess of the cost of the Acquisition (or the 1996 acquisition) over the fair value of the net assets acquired.

        In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" ("SFAS 141") and SFAS 142 "Goodwill and Other Intangible Assets." SFAS 141 supercedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations." The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

        SFAS 142 supercedes APB No. 17, "Intangible Assets." SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001 and must be adopted at the beginning of a fiscal year. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of this statement.

        Prior to the Acquisition, our tradename and goodwill arising from the 1996 acquisition were being amortized on a straight-line basis over estimated lives of 40 years. However, in connection with the Acquisition, we have adopted the provisions of SFAS 141 and have applied the required provisions of SFAS 142. Accordingly, our tradename and goodwill have now been deemed to have indefinite lives and are no longer being amortized in the Successor period. Our licensing agreements, however, have been recognized in the allocation of the Acquisition purchase price and will be amortized over the average three-year life of such agreements, as it has been determined that these agreements have finite lives.

        We adopted the remaining provisions of SFAS 142 effective December 30, 2001 (fiscal 2002). In accordance with SFAS 142, we are required to measure our goodwill for impairment on at least an annual basis by comparing the fair value of our reporting units, as defined by this statement, to their respective carrying value. We are required to identify our reporting units by the end of the first quarter of fiscal 2002 and complete the initial impairment analysis by the end of the second quarter of fiscal 2002. In accordance with SFAS 142, we are required to assess the carrying value of our tradename for impairment by the end of the first quarter of fiscal 2002. In addition to the annual tests, our goodwill and tradename will be tested for impairment if events or changes in circumstances indicate that either of these assets might be impaired.

        Prior to the implementation of SFAS 142, amortization of our tradename and goodwill amounted to approximately $3.2 million on an annual basis. Accumulated amortization of the tradename at December 30, 2000 was $10,417,000. Accumulated amortization of goodwill at December 30, 2000 was $3,478,000. Assuming SFAS 142 had been adopted on January 3, 1999, pro forma reported net (loss) income would have been a net loss of $1,490,000 for the year ended January 1, 2000 (fiscal 1999), net income of $14,892,000 for the year ended December 30, 2000 (fiscal 2000) and a net loss of $15,535,000 for the period from December 31, 2000 through August 14, 2001.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS:

        We review other long-lived assets, including property, plant and equipment and licensing agreements, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from operating activities involving the asset to the carrying value of the asset. The amount of any resulting impairment will be calculated using the present value of the same cash flows. Long-lived assets to be disposed of are valued at the lower of carrying amount or net realizable value.

DEFERRED DEBT ISSUANCE COSTS:

        Debt issuance costs are deferred and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the lives of the related debt. Amortization approximated $593,000 for the Successor period from August 15, 2001 through December 29, 2001, $1,010,000 for the Predecessor period from December 31, 2000 through

August 14, 2001, $1,601,000 for the Predecessor year ended December 30, 2000 and $1,592,000 for the Predecessor year ended January 1, 2000.

REVENUE RECOGNITION:

        Revenues consist of sales to customers, net of returns and markdowns. The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") in December 1999. SAB 101 summarizes certain SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. We adopted the provisions of SAB 101 in the fourth quarter of fiscal 2000. Accordingly, we revised our method of accounting for revenue recognition retroactive to the beginning of fiscal 2000. Previously, we had recognized revenue at the point of shipment for all wholesale customers. However, for certain shipments, although title has passed, we effectively retain the risks and rewards of ownership until the goods have reached the specified customer. Under the new accounting method, we now recognize revenue on wholesale sales at the point where both title has passed and all the risks and rewards of ownership have been transferred. Retail store revenues continue to be recognized at the point of sale, as the earnings process is then complete.

        The cumulative effect of the accounting change on prior years resulted in a charge to income of approximately $354,000 (net of income tax benefit of approximately $217,000), which is presented as a separate component of net income for fiscal 2000. The effect of the change on fiscal 2000 operating results was to decrease income before the cumulative effect of the accounting change by $160,000 (which is net of income tax benefit of $98,000).

        The pro forma amounts presented on the accompanying consolidated statements of operations for fiscal 2000 and 1999 were calculated assuming the accounting change was made retroactively to prior years.

        Under the new accounting method, fiscal 2000 includes $2.2 million of net sales that were included in the cumulative effect adjustment as of January 2, 2000, all of which would have been recognized in the first quarter of fiscal 2000.

STOCK-BASED EMPLOYEE COMPENSATION ARRANGEMENTS:

        We account for stock-based compensation under the intrinsic value method, whereby compensation expense is recorded to the extent that the fair market value of the stock at the date of a stock option grant exceeds the exercise price of the stock option. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options.

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS:

        We classify shipping and handling fees billed to customers as revenue and include the corresponding cost in cost of goods sold. Shipping and handling costs that are absorbed by us are included in selling, general and administrative expenses and amounted to approximately $6,206,000 in the Successor period from August 15, 2001 through December 29, 2001, $10,344,000 in the

Predecessor period from December 31, 2000 through August 14, 2001, $14,289,000 for the Predecessor fiscal year 2000 and $13,675,000 for the Predecessor fiscal year 1999.

ROYALTIES AND LICENSE FEES:

        We license the Carter's, Carter's Classics and Tykes names to other companies for use on baby and young children's products including bedding, outerwear, shoes, socks, room décor, toys, stationery, strollers and hair accessories and related products. These royalties are recorded as earned, based upon the sales of licensed products by our licensees.

INCOME TAXES:

        The accompanying financial statements reflect current and deferred tax provisions. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The provision for income taxes is generally the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in our deferred tax assets and liabilities and the net change during the year in any valuation allowances.

SUPPLEMENTAL CASH FLOWS INFORMATION:

        Interest paid in cash approximated $10,667,000 for the Successor period August 15, 2001 through December 29, 2001, $10,792,000 in the Predecessor period from December 31, 2000 through August 14, 2001, $17,380,000 for the Predecessor year ended December 30, 2000 and $18,802,000 for the Predecessor year ended January 1, 2000. Income taxes (refunded) paid in cash approximated ($62,000) for the Successor period August 15, 2001 through December 29, 2001, $2,272,000 for the Predecessor period from December 31, 2000 through August 14, 2001, $6,774,000 for the Predecessor year ended December 30, 2000 and $756,000 for the Predecessor year ended January 1, 2000. Equipment acquired under capital leases approximated $2,296,000 for the year ended January 1, 2000.

USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS:

        The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE:

        Basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include stock options (see Note 18).

RECENT ACCOUNTING PRONOUNCEMENTS:

        In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133—An Amendment of FASB Statement No. 133." Provisions of SFAS 133 were effective as of the beginning of fiscal 2001. SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either assets or liabilities measured at fair value. SFAS 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. SFAS 133 did not have a material impact on our financial position or our results of operations at the required adoption date or as of December 29, 2001 and the period then ended.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred. The statement also requires recording the contra asset to the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset. We would be required to adopt the provisions of SFAS 143 in fiscal 2003; however, SFAS 143 is not expected to have an impact on our financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or classified as held for sale. We will adopt the provisions of SFAS 144 as of the beginning of fiscal 2002. Such adoption is not expected to have a significant effect on our financial statements.

NOTE 3—INVENTORIES:

        Inventories consisted of the following ($000):

	Successor, at December 29, 2001	Predecessor, at December 30, 2000
Finished goods	$72,320	$70,713
Work in process	13,227	14,508
Raw materials and supplies	3,522	7,214

	$89,069	$92,435

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment consisted of the following ($000):

	Successor, at December 29, 2001	Predecessor, at December 30, 2000
Land, buildings and improvements	$16,809	$20,305
Machinery and equipment	22,744	62,677
Marketing fixtures	10,702	10,366
Equipment under capital leases	1,239	2,854

	51,494	96,202
Accumulated depreciation and amortization	(4,991)	(41,761)

	$46,503	$54,441

        Depreciation and amortization expense ($000) was $5,043 for the Successor period August 15, 2001 through December 29, 2001, $10,186 for the Predecessor period December 31, 2000 through August 14, 2001, $14,281 for the Predecessor year ended December 30, 2000 and $12,420 for the Predecessor year ended January 1, 2000.

NOTE 5—LONG-TERM DEBT:

        Long-term debt consisted of the following ($000):

	Successor, at December 29, 2001	Predecessor, at December 30, 2000
Successor senior credit facility term loan	$125,000	$—
Predecessor senior credit facility term loan	—	41,400
10 3/8% Series A Senior Subordinated Notes due 2006	—	100,000
10.875% Series B Senior Subordinated Notes due 2011, net of unamortized discount of $1,258	173,742	—
12% Series B Senior Subordinated Notes due 2008	—	20,000

	298,742	161,400
Current maturities	(1,250)	(5,400)

	$297,492	$156,000

        In connection with the Acquisition, approximately $171.6 million in Predecessor debt was retired, consisting of the previously outstanding $100.0 million of 10 3/8% Series A Senior Subordinated Notes due 2006, $20.0 million of 12% Series B Senior Subordinated Notes due 2008, $38.7 million in term loan debt outstanding under the Predecessor senior credit facility and $12.9 million of borrowings under the revolving credit portion of the Predecessor senior credit facility. Additionally, we incurred an extraordinary charge in the Predecessor period from December 31, 2000 through August 14, 2001 in the amount of approximately $7.6 million (net of tax benefit of approximately $4.9 million) related to the write-off of associated debt issuance costs and prepayment penalties. The effective interest rate on variable rate senior credit facility borrowings outstanding was 7.2% at August 14, 2001, 8.7% at December 30, 2000 and 8.7% at January 1, 2000.

NOTE 5—LONG-TERM DEBT: (Continued)

        In connection with the Acquisition, we also entered into a new senior credit facility with Goldman Sachs Credit Partners L.P., as the lead arranger, Fleet National Bank, as the administrative agent, and other lenders. The senior credit facility provides for aggregate borrowings by us of up to $185.0 million, including a $125.0 million term loan and a $60.0 million revolving credit facility. As of December 29, 2001, there was outstanding $125.0 million in term loan borrowings and no borrowings under the revolving credit facility (excluding approximately $6.5 million in outstanding letters of credit) and approximately $53.5 million of unused commitment under the senior credit facility for working capital and other purposes.

        Amounts outstanding under the senior credit facility accrue interest, at our option, at a rate per annum equal to either: (1) the base rate, as defined in the senior credit facility, or (2) an adjusted Eurodollar rate, as defined in the senior credit facility, in each case plus an applicable interest margin. The applicable interest margin for the term loan is initially 3.50% for Eurodollar rate loans and 2.50% for base rate loans. The applicable interest margin for the revolving credit facility is initially 3.00% for Eurodollar rate loans and 2.00% for base rate loans. After March 31, 2002, the applicable interest margins for the term loan and the revolving credit facility will be subject to quarterly reductions based on our achievement of certain leverage ratios. The interest rate otherwise payable under the senior credit facility will increase by 2.00% per annum during the continuance of a payment default. Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. Interest on the revolving credit facility is payable quarterly. The effective interest rate on variable rate senior credit facility borrowings outstanding at December 29, 2001 was 5.8%.

        Principal borrowings under the term loan are due and payable in twenty-four quarterly installments of approximately $312,500 beginning December 31, 2001 through September 30, 2007 and four quarterly payments of approximately $29.4 million from December 31, 2007 through September 30, 2008. The outstanding balance of the revolving credit facility is payable in full on August 15, 2006.

        We are required to prepay borrowings under the senior credit facility in specified amounts and under specified circumstances such as certain asset sales, cash insurance proceeds, cash proceeds from issuance of equity by Holding's and excess cash flows, all as defined in the senior credit facility agreement. Subject to certain conditions, we may make optional prepayments of senior credit facility loans without premium or penalty.

        The senior credit facility is collateralized by substantially all of our personal property, some of our real property and a pledge of all the issued and outstanding stock issued by our domestic subsidiaries, as well as 65% of the issued and outstanding stock of our foreign subsidiaries. All of our obligations under the senior credit facility are guaranteed by all of our present and future domestic subsidiaries.

        The senior credit facility contains certain covenants which, among other things, limit: the incurrence of additional indebtedness; mergers, acquisitions and sales of assets; the incurrence of liens or other encumbrances, guarantees or pledges; the payment of dividends and repurchases of common stock; prepayments of equity and subordinated debt instruments, including the 10.875% senior subordinated notes; investments; and certain transactions with affiliates. The senior credit facility requires us to meet financial tests, including, without limitation: maximum leverage; minimum interest coverage; maximum capital expenditures; and minimum fixed charge coverage.

        The senior credit facility contains customary events of default, including, among other things: payment defaults; breaches of representations and warranties; covenant defaults; cross-defaults to certain other debt, including the 10.875% senior subordinated notes; events of bankruptcy and insolvency; judgment defaults; invalidity of any guarantee or impairment of any collateral interests supporting the senior credit facility; and a change in our control, as defined in the senior credit facility.

        We are also required to pay a periodic administrative agent's fee, a letter of credit fee equal to the applicable interest margin for Eurodollar rate loans under the revolving credit facility and letter of credit fronting fees.

        As required under the senior credit facility, Carter's purchased for $198,000 an interest rate cap as an economic hedge against approximately $31.3 million of variable rate debt. The cap rate is 7% and terminates on December 7, 2004. The cap is recognized on the December 29, 2001 balance sheet at its fair value of approximately $188,000.

        Also, in connection with the Acquisition, Carter's issued $175.0 million of 10.875% senior subordinated notes (less a discount of $1.3 million), which were subsequently exchanged for notes in the same principal amount and with identical terms (the "Notes"). Interest on the Notes accrues at the rate of 10.875% per annum and is payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2002. Unless redeemed earlier, principal on the Notes is due in full on August 15, 2011. At any time prior to August 15, 2004, Carter's may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of 110.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings by Carter's; provided that:

  (1)
  at least 65% of the aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption (excluding the Notes held by us and our subsidiaries); and

  (2)
  the redemption occurs within 90 days of the date of the closing of such equity offering.

        Except pursuant to the preceding paragraph, the Notes are not redeemable at Carter's option prior to August 15, 2006.

        After August 15, 2006, Carter's may redeem all or part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2006	105.438%
2007	103.625%
2008	101.813%
2009 and thereafter	100.000%

        The Notes contain provisions and covenants including limitations on other indebtedness, restricted payments and distributions, sales of assets, subsidiary stock, liens and certain other transactions.

        As noted above, provisions of our debt agreements contain certain restrictions and limitations which limit our ability to make payments for stock redemptions, dividends, distributions or advances from Carter's to Holdings or from Holdings to its equity holders, except under certain specified conditions. These payments are subject to a cap of an aggregate of $2.5 million per twelve month period. Restricted net assets of Carter's at December 29, 2001 totaled approximately $155.2 million and restricted net assets of Holdings totaled approximately $155.8 million.

        The fair value of our long-term debt was approximately $13.0 million greater than the book value as of December 29, 2001 and $5.0 million lower than the book value as of December 30, 2000. The fair values were estimated based on similar issues or on current rates offered to us for debt of the same remaining maturities.

NOTE 6—CAPITAL STOCK:

        Prior to the Acquisition, we had various classes of capital stock outstanding. Features of these classes of capital stock were specified in a Certificate of Designation. Certain of our officers and employees held 119,863 shares of Class C Stock as of December 30, 2000.

        In connection with the Acquisition, all classes of our Predecessor capital stock converted into shares of a single new class of Common Stock. The total number of shares of all classes of Successor capital stock that we are authorized to issue is 8,100,000 shares, consisting of 8,000,000 shares of Common Stock, $0.01 par value per share (the "Common Stock"), and 100,000 shares of Preferred Stock, $0.01 par value per share (the "Preferred Stock").

        The shares of Preferred Stock may be issued from time to time in one or more series. The board of directors (the "directors") may determine, in whole or in part, the preferences, voting powers, qualifications and special or relative rights and privileges of any series before the issuance of any shares of that series. The directors shall determine the number of shares constituting each series of Preferred Stock and each series shall have a distinguishing designation.

        The holders of Common Stock have the exclusive right to vote for the election of directors and on all other matters requiring action by the stockholders or submitted to the stockholders for action. Each share of Common Stock entitles the holder to one vote on such matters.

        Upon any voluntary or involuntary liquidation, dissolution or winding up, the holders of the Common Stock shall be entitled to receive our net assets, after we have satisfied or made provisions for our debts and obligations for payment to the holders of shares of any class or series having preferential rights to receive distributions of such net assets.

        Our officers and employees held 419,193 shares of our Common Stock as of December 29, 2001.

NOTE 7—EMPLOYEE BENEFIT PLANS:

        We offer a comprehensive post-retirement medical plan to current and certain future retirees and their spouses until they become eligible for Medicare or a Medicare Supplement plan. We also offer life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance and our liabilities are net of these employee contributions.

        The following is a reconciliation of the Accumulated Post-Retirement Benefit Obligations ("APBO") under this plan ($000):

	Successor	Predecessor
	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Benefit Obligation (APBO) at beginning of period	$9,448	$9,878	$9,347
Service cost	35	58	140
Interest cost	251	418	672
Plan participants' contributions	353	589	768
Actuarial loss (gain)	523	(398)	598
Benefits paid	(658)	(1,097)	(1,647)

APBO at end of period	$9,952	$9,448	$9,878

        Our contribution for these post-retirement benefit obligations was $304,681 for the Successor period from August 15, 2001 through December 29, 2001, $507,801 for the Predecessor period December 31, 2000 through August 14, 2001 and $878,644 in the Predecessor fiscal year 2000.

        The funded status of the plan is reconciled to the accrued post-retirement benefit liability recognized in the accompanying consolidated balance sheets, as follows ($000):

	Successor, at December 29, 2001	Predecessor, at December 30, 2000
Funded status (unfunded APBO)	$9,952	$9,878
Unrecognized net loss from past experience different from that assumed and from changes in assumptions	(523)	(1,110)

Accrued benefit cost	$9,429	$8,768

        The discount rate used in determining the APBO as of both December 29, 2001 and December 30, 2000 was 7.0%.

        The components of post-retirement benefit expense charged to operations are as follows ($000):

		Predecessor
	Successor
			For the years ended
	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
			December 30, 2000	January 1, 2000
Service cost—benefits attributed to service during the period	$35	$58	$140	$166
Interest cost on accumulated post-retirement benefit obligation	251	418	672	639
Amortization of net actuarial loss	—	13	—	56

Total net periodic post-retirement benefit cost	$286	$489	$812	$861

        The effects on our plan of all future increases in health care costs are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on our future financial results.

        We have an obligation under an unfunded defined benefit plan covering certain former officers and their beneficiaries. At both December 29, 2001 and December 30, 2000, the present value of the estimated remaining payments under this plan was approximately $1.4 million and is included in other current and long-term liabilities.

        We also sponsor a defined contribution plan within the U.S. The plan covers employees who are at least 21 years of age and have completed three months of service, during which at least 257 hours were served. The plan provides for the option for employee contributions of between 1% and 15% of salary, of which we match up to 2.5% of the employee contribution, at a rate of 75% on the first 2% and 50% on the second 2%. Effective January 1, 2002, we have increased our match up to 4% of the employee contribution at a rate of 100% on the first 3% and 50% of the second 2%. Our expense for the defined contribution plan totaled approximately ($000): $275 for the Successor period August 15, 2001 through December 29, 2001, $594 for the Predecessor period December 31, 2000 through August 14, 2001, $1,017 for the Predecessor fiscal year ended December 30, 2000 and $997 for the Predecessor fiscal year ended January 1, 2000.

NOTE 8—MANAGEMENT STOCK INCENTIVE PLANS:

        At Acquisition, we adopted the 2001 Equity Incentive Plan (the "Plan") in order to provide incentives to our employees and directors. Awards under the plan provide the recipients with options to purchase shares of our Common Stock. There were 986,049 shares of our Common Stock made available for this plan. Three different types of option awards have been issued under the Plan—Basic options, Performance options and options retained by management that were issued before the Acquisition. Basic options vest ratably over a five year period, but immediately vest upon a change in control as defined. Up to 246,998 Basic options may be granted to certain employees under the Plan, of which 53,882 remain available for grant at December 29, 2001. The exercise price of the Basic options is $24.62 per share, which is deemed to be the fair market value of our Common Stock at the time the options were granted (fair market value is based upon the recent Acquisition as described in Note 1). Since the number of shares and the exercise price per share are known at the time of grant, the Basic options qualify for fixed plan accounting. Accordingly, no compensation expense has been recognized on the Basic options granted during 2001. These options expire in ten years. The fair value of each granted Basic option, at the date of the grant, has been estimated to be $18.84. This fair value was estimated using a minimum value method at an assumed risk free interest rate of 5.5% and with an expected term of five years. No dividends were assumed.

        Performance options will vest after eight years, but may vest earlier depending on a number of events, including a change of control (as defined) or reaching certain defined performance objectives as of December 31, 2006. Up to 394,145 Performance options may be granted to certain employees under the Plan, of which 89,308 remain available for grant at December 29, 2001. The exercise price of the Performance options is $24.62 per share, which is deemed to be the fair market value of the stock at the time the options were granted. These options are subject to fixed accounting and no compensation expense has been recognized on the Performance options granted during 2001. These options expire in ten years. The fair value of each granted Performance option, at the date of the grant, has been estimated to be $16.04. This fair value was estimated using a minimum value method at an assumed risk free interest rate of 5.5%. The expected life of the options was estimated to be eight years. No dividends were assumed.

        A summary of stock option activity under this plan (in number of shares that may be purchased) is as follows (excluding options issued under the Former Plan-see below):

	Basic options	Performance options
Outstanding, August 15, 2001	—	—
Granted	193,116	304,837
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding, December 29, 2001	193,116	304,837

Exercisable, December 29, 2001	—	—

        Prior to the Acquisition, we had an existing Management Stock Incentive Plan (the "Former Plan") in order to provide incentives to our employees and directors. Options awarded under this plan entitle recipients to purchase our Common Stock (previously Holdings Class C Stock). Shares subject to options issued under the Former Plan have been restated to reflect a 10 for 1 stock split that occurred on August 15, 2001. Options for up to 752,680 shares of Common Stock were able to be granted to certain employees under the Former Plan, of which 2,864 had not been granted at August 14, 2001 and December 30, 2000. The exercise price of all options granted under the Former Plan was $6 per share, which was deemed to be the fair market value of the stock at the time the options were granted. Accordingly, no compensation expense was recognized on the options granted. All the options granted under the Former Plan vested ratably over five years (contingent upon our meeting specific earnings targets) or would immediately vest upon certain events. All stock options granted under the Former Plan vested immediately upon the Acquisition. The Former Plan was terminated at the time of the Acquisition and all outstanding options are subsequently covered by the new Basic plan and expire on August 15, 2011. In connection with the Acquisition, 318,675 options were exercised and 431,141 remained outstanding. Additionally, after the Acquisition, 86,236 options were forfeited by management.

        The fair value of each granted option, at the date of the grant, has been estimated to be $1.90 for the options granted during fiscal 1999, $1.98 for the options granted during fiscal 1998, $2.36 for the options granted during fiscal 1997 and $2.95 for the options granted during the two-month period ended December 28, 1996. The fair value of the options granted was estimated using a minimum value method at an assumed risk free interest rate of 5.5% for options granted in 1999, 5.0% in 1998, 6.25% in 1997 and 7.0% in the two-month period ended December 28, 1996.

        A summary of stock option activity (in number of shares that may be purchased) under the Former Plan is as follows:

		Predecessor
	Successor
			For the years ended
	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
			December 30, 2000	January 1, 2000
Outstanding, beginning of period	431,141	749,816	749,816	712,552
Granted	—	—	—	57,500
Exercised	—	(318,675)	—	—
Forfeited	(86,236)	—	—	(20,236)

Outstanding, end of period	344,905	431,141	749,816	749,816

Exercisable, end of period	344,905	431,141	568,900	428,890

        If the fair value based method had been applied, estimated compensation expense would have been approximately $167,000 for the Successor period from August 15, 2001 through December 29, 2001, $477,000 for the Predecessor period from December 31, 2000 through August 14, 2001, $418,000 for the Predecessor year ended December 30, 2000 and $418,000 for the Predecessor year ended January 1, 2000, resulting in pro forma net income (loss) of approximately $12,732,000, $(17,283,000), $12,404,000 and $(4,063,000). Under the Former Plan, a portion of the fair value method compensation expense reflects the immediate vesting of the unvested options based upon the fair value of each granted option at grant date.

NOTE 9—INCOME TAXES:

        The provision for income taxes consisted of the following ($000):

		Predecessor
	Successor		For the years ended
	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	December 30, 2000	January 1, 2000
Current tax provision (benefit):
Federal	$3,575	$(213)	$6,678	$341
State	630	72	1,343	254
Foreign	279	396	566	293

Total current provision	4,484	255	8,587	888

Deferred tax provision (benefit):
Federal	2,594	(2,055)	222	(2,366)
State	317	(181)	26	(304)

Total deferred provision (benefit)	2,911	(2,236)	248	(2,670)

Total provision (benefit)	$7,395	$(1,981)	$8,835	$(1,782)

        Components of deferred tax assets and liabilities were as follows ($000):

	Successor, at December 29, 2001	Predecessor, at December 30, 2000
Deferred tax assets:
Accounts receivable allowance	$2,005	$1,840
Inventory valuation	4,445	4,314
Liability accruals	3,038	3,196
Deferred employee benefits	4,060	3,973
Other	476	542

Total deferred tax assets	$14,024	$13,865

Deferred tax liabilities:
Tradename and licensing agreements	$86,343	$33,146
Depreciation	2,092	6,018
Deferred employee benefits	593	642

Total deferred tax liabilities	$89,028	$39,806

        The difference between our effective income tax rate and the federal statutory tax rate is reconciled below:

		Predecessor
	Successor		For the years ended
	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	December 30, 2000	January 1, 2000
Statutory federal income tax rate	35.0%	34.0%	35.0%	34.0%
State income taxes, net of Federal income tax benefit	3.1	0.6	4.1	0.6
Goodwill amortization	—	(1.5)	1.2	(4.9)
Non-deductible Acquisition costs	—	(10.7)	—	—
Foreign income, net of tax	(1.9)	(3.6)	0.1	(1.0)
Other	0.3	(1.3)	—	3.2

Total	36.5%	17.5%	40.4%	31.9%

        The portion of income before income taxes attributable to foreign income was approximately $1,895,000 for the Successor period from August 15, 2001 through December 29, 2001, $(46,000) for the Predecessor period from December 31, 2000 through August 14, 2001, $1,589,000 for the Predecessor year ended December 30, 2000 and $704,000 for the Predecessor year ended January 1, 2000.

NOTE 10—LEASE COMMITMENTS:

        Rent expense ($000) under operating leases was $7,384 for the Successor period August 15, 2001 through December 29, 2001, $12,321 for the Predecessor period from December 31, 2000 through August 14, 2001, $19,232 for the Predecessor year ended December 30, 2000 and $18,108 for the Predecessor year ended January 1, 2000.

        Minimum annual rental commitments under current noncancelable operating leases as of December 29, 2001 were as follows ($000):

Fiscal Year	Buildings, primarily retail stores	Transportation equipment	Data processing equipment	Manufacturing equipment	Total noncancelable leases
2002	$15,362	$146	$504	$299	$16,311
2003	12,975	49	438	152	13,614
2004	10,867	10	305	93	11,275
2005	8,586	—	156	66	8,808
2006	5,153	—	—	13	5,166
Thereafter	14,939	—	—	—	14,939

Total	$67,882	$205	$1,403	$623	$70,113

        In February 2001, we entered into a ten-year lease agreement for a new corporate office in Atlanta, Georgia. Payments on this lease began in October 2001. The ten-year commitment will total approximately $18.0 million.

        Future annual lease commitments under capital lease obligations are as follows ($000):

Fiscal Year
2002	$509
Thereafter	—

Total minimum obligations	509
Interest	(8)

Present value of net minimum obligations	501
Current portion, included in other current liabilities	(501)

Long-term obligations, included in other long-term liabilities at December 29, 2001	$—

NOTE 11—CONTINGENCIES:

        We are subject to various federal, state and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties and costs. From time to time, our operations have resulted or may result in noncompliance with or liability pursuant to environmental laws. In 1998, the Lamar County (Georgia) Regional Solid Waste Authority asserted environmental claims against us related to the disposal of waste generated by one of our plants. The waste, which allegedly was contaminated, was allegedly deposited in unlined trenches at a local municipal solid waste landfill in Lamar County, Georgia during the 1970s. We paid $244,000 to settle certain of these claims in an agreement reached with the Authority on May 9, 2001. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

        Additionally, we enter into various purchase order commitments with full package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

NOTE 12—OTHER CURRENT LIABILITIES:

        Other current liabilities consisted of the following ($000):

	Successor, at December 29, 2001	Predecessor, at December 30, 2000
Accrued interest	$7,729	$1,675
Accrued income taxes	6,765	7,732
Accrued incentive compensation	4,863	5,025
Accrued workers compensation	3,050	3,178
Other current liabilities	11,408	14,353

	$33,815	$31,963

NOTE 13—VALUATION AND QUALIFYING ACCOUNTS:

        Information regarding valuation and qualifying accounts is as follows ($000):

	Allowance for doubtful accounts	Inventory valuation
Predecessor:
Balance, January 2, 1999	$2,500	$3,118
Additions, charged to expense	2,435	5,306
Writeoffs	(2,170)	(3,187)

Balance, January 1, 2000	2,765	5,237
Additions, charged to expense	1,840	3,408
Writeoffs	(2,560)	(4,563)

Balance, December 30, 2000	2,045	4,082
Additions, charged to expense	1,317	1,482
Writeoffs	(1,525)	(1,112)

Balance, August 14, 2001	$1,837	$4,452

Successor:
Balance, August 15, 2001	$1,837	$—
Additions, charged to expense	604	1,681
Writeoffs	(768)	—

Balance, December 29, 2001	$1,673	$1,681

NOTE 14—RELATED PARTY TRANSACTIONS:

        In 1996, in connection with the closing of the acquisition by Investcorp S.A., we entered into an agreement for management advisory and consulting services under which we agreed to pay Investcorp $1.35 million per year for a five-year term. This agreement was terminated upon the consummation of the Acquisition.

        In connection with the Acquisition, we entered into a management agreement with Berkshire Partners LLC. Under this agreement, we will pay Berkshire Partners an annual management fee of $1.65 million commencing on the first anniversary of the Acquisition. We will pay this fee quarterly in advance. In addition, upon consummation of the Acquisition, we paid Berkshire Partners an acquisition fee of $2.0 million. We have agreed to pay Berkshire Partners an acquisition fee of 1% of any future financing or 1% of the value of any acquisition for their advice in connection with any future financing or acquisition.

        In January 2000, we issued a loan to an officer in the amount of $4.3 million, the proceeds of which were used by the officer to repay a previous loan from us in the amount of $1.5 million. In connection with the Acquisition, we amended the terms of this loan. As amended, the $4.3 million loan will be payable in annual installments of $600,000 commencing on March 31, 2003, and thereafter on each anniversary thereof until such principal amount and all accrued and unpaid interest thereon has been repaid. The loan may become due if the officer is no longer our employee, if we close a public offering of our equity securities, upon a change in voting control of Holdings or upon other customary events of default. The loan is collateralized by the officer's equity in Holdings. The loan bears interest at the average rate paid by us under the revolving portion of our senior credit facility. The loan is prepayable with proceeds of any disposition of the officer's stock in Holdings. The loan balance and related accrued interest is included in other long-term assets on the accompanying balance sheets.

        We repurchased 1,000 shares of our Class C Stock owned by certain of our former employees for cash payments of $60,000 in the Predecessor period from December 31, 2000 through August 14, 2001, 1,169 shares for $70,000 in the Predecessor fiscal year ended December 30, 2000 and 8,450 shares for $507,000 in the Predecessor fiscal year ended January 1, 2000.

        In addition, during the Predecessor period from December 31, 2000 through August 14, 2001 and each of the Predecessor fiscal years 2000 and 1999, we issued 1,000 shares to employees at a fair value of $60,000.

NOTE 15—SEGMENT INFORMATION:

        We report segment information in accordance with the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires segment information to be disclosed based on a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. SFAS 131 also requires disclosure about products and services, geographic areas and major customers. For purposes of complying with SFAS 131, we have identified our two reportable segments as "Wholesale" and "Retail." We generally sell the same products in each business segment. Wholesale products are offered through our Wholesale distribution channel while the Retail segment reflects the operations of our outlet stores. The Accounting policies of the segments are the same as those described in Note 2—"Nature of Business and Summary of Significant Accounting Policies."

        In fiscal 2000, we reassessed our process for evaluating the financial results of each reportable segment. Effective December 30, 2000, each segment's results include the costs directly related to the segment's revenue and all other costs are allocated based on the relationship to consolidated net sales or units produced to support each segment's revenue. Prior to December 30, 2000, we determined the Retail segment's earnings before interest, taxes, depreciation and amortization expenses ("EBITDA") on a direct contribution basis only and did not include allocations of all costs incurred to support Retail operations. The Wholesale segment, previously referred to as "Wholesale and Other," included all our other revenue and expenses not directly related to the Retail segment. Management believes that its revised process for measurement provides a more meaningful analysis of each segment's financial results. Prior year amounts have been reclassified to conform to the current year presentation.

        Under the old method, EBITDA for the Wholesale and Other segment would have been approximately $3,416,000 for the Successor period from August 15, 2001 through December 29, 2001, $(3,728,000) for the Predecessor period from December 31, 2000 through August 14, 2001, $414,000 for the Predecessor fiscal year ended December 30, 2000 and $(1,132,000) for the Predecessor fiscal year ended January 1, 2000. Under the old method, EBITDA for the Retail segment would have been approximately $34,567,000 for the Successor period from August 15, 2001 through December 29, 2001, $31,935,000 for the Predecessor period from December 31, 2000 through August 14, 2001, $57,627,000 for the Predecessor fiscal year ended December 30, 2000 and $39,966,000 for the Predecessor fiscal year ended January 1, 2000.

        The table below presents certain segment information for the periods indicated ($000):

	Wholesale	Retail	Total
Successor for the period from August 15, 2001 through December 29, 2001:
Sales	$127,689	$108,091	$235,780
EBITDA	$13,543	$24,440	$37,983
Predecessor for the period from December 31, 2000 through August 14, 2001:
Sales	$155,639	$127,088	$282,727
EBITDA	$12,853	$15,354	$28,207
Predecessor fiscal year ended December 30, 2000:
Sales	$248,095	$215,280	$463,375
EBITDA	$26,524	$31,517	$58,041
Predecessor fiscal year ended January 1, 2000:
Sales	$223,612	$183,312	$406,924
EBITDA	$20,773	$18,061	$38,834

        A reconciliation of total segment EBITDA to total consolidated income (loss) before income taxes is presented below ($000):

		Predecessor
	Successor
			For fiscal year ended December 30, 2000	For fiscal year ended January 1, 2000
	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
Total EBITDA for reportable segments	$37,983	$28,207	$58,041	$38,834
Depreciation and amortization expense	(6,918)	(12,245)	(17,520)	(16,855)
Acquisition-related non-recurring charges	—	(11,289)	—	—
Writedown of long-lived assets	—	(3,156)	—	(7,124)
Non-recurring charges-plant closure costs	268	(1,116)	—	—
Interest expense, net	(11,100)	(11,730)	(18,679)	(20,437)

Consolidated income (loss) before income taxes	$20,233	$(11,329)	$21,842	$(5,582)

        The table below represents inventory by segment at ($000):

		Predecessor, at
	Successor, at December 29, 2001	December 30, 2000	January 1, 2000
Wholesale	$66,191	$72,114	$58,269
Retail	22,878	20,321	21,367

	$89,069	$92,435	$79,636

        Wholesale inventories include inventory produced and warehoused for the Retail segment.

        The following represents property, plant and equipment, net, by geographic area as of ($000):

		Predecessor, at
	Successor, at December 29, 2001	December 30, 2000	January 1, 2000
United States	$40,603	$45,226	$41,417
International	5,900	9,215	10,359

	$46,503	$54,441	$51,776

        Our international operations consist primarily of sewing facilities and, accordingly, no revenues are recorded at these locations.

NOTE 16—CLOSURE OF MANUFACTURING FACILITIES:

        Historically, we met most of our fabric requirements through our textile operations located in Barnesville, Georgia. During 1999, we developed a plan to take advantage of alternative fabric sourcing opportunities and, in the third quarter of 1999, began to phase-down production in our textile operations. All textile processes, with the exception of printing, were discontinued by the end of fiscal 1999.

        Financial results for fiscal 1999 included a non-recurring charge of $6,865,000 representing the impairment adjustment required to reduce the carrying value of land, buildings and equipment associated with the textile facility in Barnesville, Georgia to their estimated net realization value of $1,950,000. In fiscal 2001, $449,000 and fiscal 2000, $627,000 of these assets were sold. The remaining asset value was adjusted in connection with the Acquisition.

        During 1999, we also closed three domestic sew plants. The net loss on property, plant and equipment related to the closures totaled $259,000 and was included in the 1999 non-recurring charge.

        In the first quarter of fiscal 2001, we announced our plans to close our sewing facility located in Harlingen, Texas, which subsequently closed and ceased operations on May 11, 2001. Approximately 460 employees, primarily sew operators, were located at this facility. In the first quarter of 2001, we recorded a non-recurring charge of approximately $582,000 for closure costs and involuntary termination benefits. As of December 29, 2001, approximately $5,000 of the costs provided for in the first quarter of 2001 for lease obligations have not yet been paid and are included in other current liabilities in the accompanying balance sheet. The components of the liability established for the costs associated with this plant closure are as follows:

	March 31, 2001	Payments	Adjustments	December 29, 2001
Severance and other termination benefits	$346,000	$343,000	$3,000	$—
Lease obligations	167,000	85,000	77,000	5,000
Other closure costs	69,000	36,000	33,000	—

Total	$582,000	$464,000	$113,000	$5,000

        In the second quarter of fiscal 2001, we announced our plans to close our fabric printing operations located in Barnesville, Georgia, which subsequently closed and ceased operations on June 29, 2001. Approximately 110 employees, primarily print operators, were located at this facility. In the second quarter of 2001, we recorded a non-recurring charge of approximately $534,000 for closure costs and involuntary termination benefits. As of December 29, 2001, approximately $71,000 of the costs provided for in the second quarter of 2001 for severance and other termination benefits have not yet been paid and are included in other current liabilities in the accompanying balance sheet. The components of the liability established for the costs associated with this plant closure are as follows:

	June 30, 2001	Payments	Adjustments	December 29, 2001
Severance and other termination benefits	$328,000	$183,000	$74,000	$71,000
Other closure costs	206,000	125,000	81,000	—

Total	$534,000	$308,000	$155,000	$71,000

        Additionally, in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," we recorded in the first quarter of fiscal 2001 a non-cash charge of approximately $742,000 related to the writedown of the asset value of our Harlingen, Texas facility to its estimated net realizable value. In the second quarter of 2001, we recorded a non-cash charge of approximately $2,414,000 related to the writedown of the asset value of our fabric printing operations in Barnesville, Georgia to its estimated net realizable value. The assets from the Barnesville facility and land associated with the Harlingen facility are included in assets held for sale on the accompanying balance sheet as of December 29, 2001.

        In connection with the Acquisition, we reevaluated the requirements for certain manufacturing operations, which we had previously planned to maintain to support our long-term revenue growth plans. After a thorough assessment of alternative sourcing opportunities, we decided to exit certain manufacturing operations. We made this decision in connection with our new ownership in advance of the Acquisition. Accordingly, on October 23, 2001, we announced our plans to close our cutting and fabric warehouse operations located in Griffin, Georgia, our embroidery operation located in Milner, Georgia, our bed and bath sewing and finishing operation located in Barnesville, Georgia, and our sewing facility located in San Pedro, Dominican Republic before the end of fiscal 2001. At Acquisition, we established a liability for these plant closures. The number of employees affected by these closures is as follows:

Facility	Number of Employees
San Pedro, Dominican Republic (sewing operators)	468
Griffin, Georgia (cutting and warehouse operators)	170
Milner, Georgia (embroidery operators)	90
Barnesville, Georgia (sewing operators)	60

        The components of the liability established for the costs associated with these plant closures are as follows:

	August 15, 2001	Payments	Adjustments (recorded to purchase accounting)	December 29, 2001
Severance and other termination benefits	$1,277,000	$687,000	$186,000	$404,000
Lease obligations	947,000	103,000	449,000	395,000
Other closure costs	128,000	25,000	(44,000)	147,000

Total	$2,352,000	$815,000	$591,000	$946,000

        The remaining obligations related to the above closures are expected to be paid by the end of the second quarter of 2002. The assets associated with these closures are included in assets held for sale on the accompanying balance sheet as of December 29, 2001.

NOTE 17—OTHER EXIT COSTS:

        In connection with the Acquisition and our new ownership, we announced our decision to terminate an initiative to open full price retail stores. At Acquisition, we established a liability related to terminating three employees, exiting a full price retail consulting contract and providing for related lease obligations. The components of the liability established to terminate this initiative are as follows:

	August 15, 2001	Payments	Adjustments (recorded to purchase accounting)	December 29, 2001
Severance and other termination benefits	$490,000	$262,000	$—	$228,000
Professional fees	670,000	331,000	—	339,000
Lease obligations	2,413,000	—	2,413,000	—

Total	$3,573,000	$593,000	$2,413,000	$567,000

        Subsequent to the establishment of the above liabilities, we have determined that the leased space previously obtained for the full price retail initiative will be utilized for other aspects of our operations and accordingly have reversed this liability through purchase accounting.

        The remaining obligations related to the above exit costs are expected to be paid by the end of the second quarter of 2002.

NOTE 18—SUBSEQUENT EVENTS

EITF 01-09

        In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09 ("EITF 01-09"), "Accounting for Consideration Given by a Vendor to a Customer/Reseller," which addresses the accounting for consideration given by a vendor to a customer including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF including EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," and EITF Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF 01-09 outlines the presumption that consideration given by a vendor to a customer, a reseller or a customer of a reseller is to be treated as a reduction of revenue. Treatment of such payments as an expense would only be appropriate if two conditions are met: (a) the vendor receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale such that the vendor could have entered into an exchange transaction with a party other than the purchaser of its products in order to receive that benefit and (b) the vendor can reasonably estimate the fair value of that benefit. We have historically accounted for accommodations and cooperative advertising allowances made to wholesale customers as selling expenses at the point at which we enter into such commitments. Adoption of EITF 01-09 guidance requires us to reclassify certain expenses from selling, general and administrative expenses to a reduction of sales. These reclassifications have taken place in the first quarter of 2002 and all periods in the accompanying financial statements have now been reclassified for comparative purposes. The effect of these reclassifications as it relates to customer accommodations decreased net sales by approximately $5,873,000 in the Successor period from August 15, 2001 through December 29, 2001, approximately $1,625,000 in the Predecessor period from December 31, 2000 through August 14, 2001, $3,690,000 in the Predecessor year ended December 30, 2000 and $2,993,000 in the Predecessor year ended January 1, 2000. The effect of these reclassifications as they relate to cooperative advertising amounted to approximately $2,605,000 in the Successor period from August 15, 2001 through December 29, 2001, approximately $3,382,000 in the Predecessor period from December 31, 2000 through August 14, 2001, $4,309,000 in the Predecessor year ended December 30, 2000 and $4,679,000 in the Predecessor year ended January 1, 2000. These reclassifications do not impact net income (loss).

Earnings Per Share

        During the third quarter of 2002, we are filing a registration statement on Form S-1 with the SEC, for an initial public offering of our common stock. Accordingly, we are presenting earnings per share information in the accompanying financial statements for Successor periods. In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share is computed based upon the weighted average number of common shares outstanding, whereas diluted earnings per share gives effect to outstanding stock options.

        All such stock options are reflected in the denominator using the treasury stock method. This method assumes that shares are issued for options that are "in the money," but that we use the proceeds of such option exercises (generally, cash to be paid plus future compensation expense to be recognized) to repurchase shares at the average market value of the stock during the period. We have used our best estimate of the average market value of our shares for the respective period.

        The following is a reconciliation for the Successor period from August 15, 2001 through December 29, 2001:

Net Income	$12,838,000

Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	5,583,034
Dilutive effect of stock options	306,792

Diluted number of common and common equivalent shares outstanding	5,889,826

CARTER HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	Successor, at
	June 29, 2002	December 29, 2001
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,154	$24,692
Accounts receivable, net	40,148	35,386
Inventories, net	98,101	89,069
Prepaid expenses and other current assets	5,037	5,585
Assets held for sale	492	875
Deferred income taxes	9,081	9,371

Total current assets	171,013	164,978
Property, plant and equipment, net	45,879	46,503
Assets held for sale	600	600
Tradename	220,233	220,233
Cost in excess of fair value of net assets acquired	139,349	139,472
Licensing agreements, net of accumulated amortization of $4,375 and $1,875	10,625	13,125
Deferred debt issuance costs, net	12,064	12,879
Other assets	5,802	6,372

Total assets	$605,565	$604,162

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$1,250	$1,250
Accounts payable	22,494	18,765
Other current liabilities	29,324	33,815

Total current liabilities	53,068	53,830
Long-term debt	296,620	297,492
Deferred income taxes	83,496	84,375
Other long-term liabilities	10,127	10,127

Total liabilities	443,311	445,824

Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $.01 per share; 100,000 shares authorized; none issued or outstanding at June 29, 2002 and December 29, 2001	—	—
Common stock, voting; par value $.01 per share; 8,000,000 shares authorized, 5,616,881 issued and outstanding at June 29, 2002 and 5,583,034 issued and outstanding at December 29, 2001	56	56
Additional paid-in capital	146,585	145,444
Retained earnings	15,613	12,838

Total stockholders' equity	162,254	158,338

Total liabilities and stockholders' equity	$605,565	$604,162

See accompanying notes to the condensed consolidated financial statements

CARTER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)
(unaudited)

	Successor	Predecessor
	For the six-month period ended June 29, 2002	For the six-month period ended June 30, 2001
Net sales	$243,690	$217,238
Cost of goods sold	150,069	140,996

Gross profit	93,621	76,242
Selling, general and administrative expenses	78,913	68,517
Writedown of long-lived assets (Note 7)	—	3,156
Non-recurring charges-plant closure costs (Note 7)	—	1,116
Royalty income	(3,775)	(3,477)

Operating income	18,483	6,930
Interest expense, net	13,970	9,184

Income (loss) before income taxes	4,513	(2,254)
Provision for (benefit from) income taxes	1,738	(902)

Net income (loss)	$2,775	$(1,352)

Basic net income per common share	$0.50
Diluted net income per common share	$0.46
Basic weighted average number of shares outstanding	5,596,122
Diluted weighted average number of shares outstanding	5,995,057

See accompanying notes to the condensed consolidated financial statements

CARTER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)
(unaudited)

	Successor	Predecessor
	For the six-month period ended June 29, 2002	For the six-month period ended June 30, 2001
Cash flows from operating activities:
Net income (loss)	$2,775	$(1,352)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	8,565	9,425
Amortization of debt issuance costs	815	801
Accretion of debt discount	65	—
Non-cash compensation expense	308	—
Writedown of long-lived assets	—	3,156
Non-recurring charges-plant closure costs	—	1,116
Gain on sale of property, plant and equipment	(200)	—
Deferred tax benefit	(661)	(1,438)
Effect of changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(4,612)	(2,774)
Inventories	(9,032)	(18,280)
Prepaid expenses and other assets	1,118	402
Increase (decrease) in liabilities:
Accounts payable and other liabilities	227	(5,901)

Net cash used in operating activities	(632)	(14,845)

Cash flows from investing activities:
Capital expenditures	(5,552)	(6,128)
Proceeds from sale of property, plant and equipment	271	10
Proceeds from assets held for sale	227	35

Net cash used in investing activities	(5,054)	(6,083)

Cash flows from financing activities:
Proceeds from revolving line of credit	—	39,700
Payments of revolving line of credit	—	(21,700)
Payments on term loan	(937)	(2,700)
Payments on capital lease obligation	(415)	(561)
Repurchase of capital stock	—	(60)
Proceeds from sale of common stock	500	—
Other	—	5,660

Net cash (used in) provided by financing activities	(852)	20,339

Net decrease in cash and cash equivalents	(6,538)	(589)
Cash and cash equivalents, beginning of period	24,692	3,697

Cash and cash equivalents, end of period	$18,154	$3,108

See accompanying notes to the condensed consolidated financial statements

CARTER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—CHANGE IN OWNERSHIP:

        Carter Holdings, Inc. ("Holdings") is a holding company whose primary asset consists of an investment in 100% of the outstanding capital stock of The William Carter Company ("Carter's") (all together "we," "us" and "our"). On July 12, 2001, a special purpose entity formed by Berkshire Partners LLC and affiliates ("Berkshire") entered into a stock purchase agreement with Holdings and all of Holdings' stockholders to acquire substantially all of the stock of Holdings except for some equity interests held by our management (the "Acquisition"). The Acquisition was consummated on August 15, 2001. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving credit facility borrowings; $125.0 million in new term loan borrowings (both the revolver and term loan are part of a $185.0 million new senior credit facility entered into by us); $173.7 million of borrowings under a new senior subordinated loan facility (issued by Carter's in connection with an August 15, 2001 private placement); and $145.5 million of capital invested by affiliates of Berkshire and other investors, which includes rollover equity by management of $18.3 million.

        The proceeds of the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders transaction expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million) and to retire all outstanding balances on Holding's and Carter's previously outstanding long-term debt including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

        For purposes of identification and description, we are referred to as the "Predecessor" for the period prior to the Acquisition, the "Successor" for the period subsequent to the Acquisition and "we" or "us" for both periods.

        The Acquisition was accounted for as a purchase. The purchase price for the Acquisition, including related fees and expenses, has been allocated to our tangible and identifiable intangible assets and liabilities based upon their estimated fair values with the remainder allocated to goodwill.

        A summary of the total purchase price is as follows ($000):

Total purchase price	$468,193

Allocated to:
Cash and cash equivalents	$7,333
Accounts receivable, net	39,570
Inventories, net	110,219
Prepaid expenses and other current assets	3,525
Property, plant and equipment	42,569
Assets held for sale	884
Licensing agreements	15,000
Tradename	220,233
Cost in excess of fair value of net assets acquired	139,349
Deferred debt issuance costs	13,427
Other assets	5,432
Accounts payable	(18,340)
Other current liabilities	(25,313)
Closure and exit liabilities	(2,680)
Other long-term liabilities	(10,850)
Net deferred tax liabilities	(72,165)

$468,193

        As a result of the above, our initial capitalization as of the Acquisition date consisted of ($000):

Borrowings on new revolving credit facility	$24,000
Borrowings on new term loan	125,000
Borrowings under new senior subordinated notes	173,693
Common stock	56
Additional paid-in capital	145,444

Total capitalization	$468,193

        Subsequent to the Acquisition, our results of operations will be significantly impacted by changes in interest expense and amortization of intangibles.

        The following unaudited pro forma operating data presents the results of operations for the six-month period ended June 30, 2001 as if the Acquisition had occurred on December 31, 2000, with financing obtained as described above and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on December 31, 2000, or of future results of operations ($000):

Pro forma for the six-month period ended June 30, 2001
Net sales	$217,238
Operating income	$6,320
Interest expense, net	$15,162
Net loss	$(5,482)

NOTE 2—BASIS OF PREPARATION:

        In our opinion, our accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly our financial position as of June 29, 2002 (Successor), the results of our operations for the six-month periods ended June 29, 2002 (Successor) and June 30, 2001 (Predecessor) and cash flows for the six-month periods ended June 29, 2002 (Successor) and June 30, 2001 (Predecessor). Operating results for the six-month period ended June 29, 2002 (Successor) are not necessarily indicative of the results that may be expected for the fiscal year ending December 28, 2002 (Successor). Our accompanying condensed consolidated balance sheet as of December 29, 2001 (Successor) is from our audited consolidated financial statements included elsewhere in this Form S-1.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accounting policies we follow, except as described in Note 9, are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this Form S-1.

        Certain amounts from the prior periods have been reclassified to conform to the current period's presentation. These reclassifications had no effect on net income as previously reported.

NOTE 3—THE COMPANY:

        Carter's designs, manufactures, sources and markets premier branded childrenswear under the Carter's and Tykes labels. Carter's products are sourced internationally through internally managed production at plants located in Costa Rica and Mexico and through contractual arrangements with several manufacturers throughout the world. Carter's products are sourced for wholesale distribution to major U.S.-based retailers and for our 155 retail stores that market our brand name merchandise and certain products manufactured by other companies. Retail operations represented approximately 46% and 48% of consolidated net sales in the second quarter of 2002 and 2001, and approximately 45% in the first half of 2002 and 2001.

NOTE 4—INVENTORIES:

        Inventories consisted of the following ($000):

	Successor, at
	June 29, 2002	December 29, 2001
Finished goods	$77,670	$72,320
Work in process	17,704	13,227
Raw materials and supplies	2,727	3,522

Total	$98,101	$89,069

NOTE 5—STOCK TRANSACTIONS:

        During the second quarter ended June 29, 2002, we sold shares of our common stock to one of our directors for cash proceeds of $500,000 and issued shares of our common stock to an outside consultant. In connection with these transactions, as well as stock option grants to certain employees, we recorded compensation expense during the second quarter ended June 29, 2002 in the amount of approximately $641,000, received cash of $500,000 and recorded additional paid-in capital in the amount of approximately $1.1 million.

        During the six-month period ended June 30, 2001, Holdings repurchased 10,000 shares of Class C Stock owned by a former employee for cash payments of approximately $60,000. In addition, during the six-month period ended June 30, 2001, an employee was issued 10,000 shares of Class C Stock from the shares repurchased for $6 per share. This transaction involved no cash proceeds and we recognized $60,000 as compensation expense. Our Class C Stock was converted to common stock in connection with the Acquisition.

NOTE 6—SEGMENT INFORMATION:

        Our two business segments are "Wholesale" and "Retail." We generally sell the same products in each business segment. Wholesale products are offered through our Wholesale distribution channel while the Retail segment reflects the operations of our retail stores. Each segment's results include the costs directly related to the segment's revenue and all other costs are allocated based on the relationship to consolidated net sales or units sourced to support each segment's revenue.

        The table below presents certain segment information for the periods indicated ($000):

	Wholesale	Retail	Total
Successor for the six-month period ended June 29, 2002:
Sales	$135,228	$108,462	$243,690
EBITDA	$13,486	$13,562	$27,048
Predecessor for the six-month period ended June 30, 2001:
Sales	$119,868	$97,370	$217,238
EBITDA	$9,536	$11,091	$20,627

        A reconciliation of total EBITDA for reportable segments to consolidated income (loss) before income taxes is presented below ($000):

	Six-month periods ended
	Successor	Predecessor
	June 29, 2002	June 30, 2001
Total EBITDA for reportable segments	$27,048	$20,627
Depreciation and amortization expense	(8,565)	(9,425)
Writedown of long-lived assets	—	(3,156)
Non-recurring charges-plant closure costs	—	(1,116)
Interest expense, net	(13,970)	(9,184)

Consolidated income (loss) before income taxes	$4,513	$(2,254)

NOTE 7—CLOSURE OF MANUFACTURING FACILITIES:

        In the first quarter of fiscal 2001, we announced our plans to close our sewing facility located in Harlingen, Texas, which subsequently closed and ceased operations on May 11, 2001. In the first quarter of 2001, we recorded a non-recurring charge of approximately $582,000 for closure costs and involuntary termination benefits and a non-cash charge of approximately $742,000 related to the writedown of the asset value of our Harlingen, Texas facility to its estimated net realizable value. As of March 30, 2002, all of the costs provided for in the first quarter of 2001 for severance and other termination benefits were paid.

        In the second quarter of fiscal 2001, we announced our plans to close our fabric printing operations located in Barnesville, Georgia, which subsequently closed and ceased operations on June 29, 2001. In the second quarter of 2001, we recorded a non-recurring charge of approximately $534,000 for closure costs and involuntary termination benefits and a non-cash charge of approximately $2.4 million related to the writedown of the asset value of our fabric printing operations in Barnesville, Georgia to its estimated net realizable value. As of June 29, 2002, all of the costs provided for in the second quarter of 2001 for severance and other termination benefits have been paid.

        In connection with the Acquisition, we evaluated the requirements for certain manufacturing operations, which we had previously planned to maintain to support our long-term revenue growth plans. After a thorough assessment of alternative sourcing opportunities, we decided to exit certain manufacturing operations. We made this decision in connection with our new ownership in advance of the Acquisition. Accordingly, on October 23, 2001, we announced our plans to close our cutting and fabric warehouse operations located in Griffin, Georgia, our embroidery operation located in Milner, Georgia, our bed and bath sewing and finishing operation located in Barnesville, Georgia and our sewing facility located in San Pedro, Dominican Republic, all of which subsequently closed and ceased operations before the end of fiscal 2001. At the time of the Acquisition, we established a liability for these plant closures. As of June 29, 2002, all of the severance and other termination costs associated with these plant closures have been paid.

        The assets held for sale related to the embroidery operations at Milner, Georgia were sold during the first quarter of 2002. The assets from the printing, bed and bath sewing and finishing facility located in Barnesville, Georgia and land associated with the Harlingen, Texas facility are included in assets held for sale on the accompanying balance sheets.

NOTE 8—OTHER EXIT COSTS:

        In connection with the Acquisition and our new ownership, we announced our decision to terminate an initiative to open full-price retail stores. At Acquisition, we established a liability related to terminating three employees, exiting a full-price retail consulting contract and providing for related lease obligations. As of June 29, 2002, all of the costs associated with exiting the full-price retail initiative have been paid.

NOTE 9—RECENT ACCOUNTING PRONOUNCEMENTS:

        In connection with the Acquisition, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141") and applied the required provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Accordingly, our tradename and goodwill have now been deemed to have indefinite lives and are no longer being amortized in the Successor period. Our licensing agreements are being amortized over the average three-year life of such agreements, as it has been determined that these agreements have finite lives. Amortization expense for the first half of 2002 was $2.5 million and is expected to be $5.0 million for fiscal 2002, $5.0 million for fiscal 2003 and $3.1 million for 2004.

        We adopted the remaining provisions of SFAS 142 as of the beginning of fiscal 2002. In accordance with SFAS 142, we have identified our reporting units, completed an initial assessment for impairment of goodwill (by comparing the fair values of our reporting units to their respective carrying values, including allocated goodwill) and our tradename and found that there was no impairment of either asset. The calculation of reported net income (loss) adjusted for goodwill and tradename amortization expense, net of taxes is shown below ($000):

	Six-month periods ended
	Successor
		Predecessor
	June 29, 2002
		June 30, 2001
Reported net income (loss)	$2,775	$(1,352)
Addback:
Amortization expense of goodwill	—	384
Amortization expense of tradename, net of tax benefit of $475	—	775

Adjusted net income (loss)	$2,775	$(193)

        In accordance with SFAS 142, we are required to measure our goodwill and tradename for impairment on at least an annual basis. They must also be tested for impairment if events or changes in circumstances so dictate.

        In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We adopted SFAS 144 as of the beginning of fiscal 2002 and it did not have a material impact on our financial position or our results of operations for the first half of 2002.

        In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"). EITF 01-09 outlines the presumption that consideration given by a vendor to a customer is to be treated as a reduction of revenue, unless certain conditions are met. Historically, we have accounted for accommodations and cooperative advertising allowances made to wholesale customers as selling expenses at the point at which we enter into such commitments. We adopted EITF 01-09 as of the beginning of fiscal 2002 and classified these expenses as a reduction of revenue rather than as selling, general and administrative expenses. Accommodations and cooperative advertising allowances of $3.8 million for the first half of 2001 have been reclassified to conform with the current period's presentation. These reclassifications did not impact net income (loss).

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. The provisions of SFAS 145, as related to the rescission of FASB Statement No. 4, will be effective for fiscal 2003. We are currently evaluating the impact of this statement to determine whether we need to reclassify a $7.6 million extraordinary item that we recorded in connection with the Acquisition. However, this reclassification will not impact our reported net loss.

NOTE 10—EARNINGS PER SHARE

        During the third quarter of 2002, we are filing a registration statement on Form S-1 with the SEC, for an initial public offering of our common stock. Accordingly, we are presenting earnings per share information in the accompanying financial statements for Successor periods. In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share is computed based upon the weighted average number of common shares outstanding, whereas diluted earnings per share gives effect to outstanding stock options.

        All such stock options are reflected in the denominator using the treasury stock method. This method assumes that shares are issued for options that are "in the money," but that we use the proceeds of such option exercises (generally, cash to be paid plus future compensation expense to be recognized) to repurchase shares at the average market value of the stock during the period. We have used our best estimate of the average market value of our shares for the respective period.

        The following is a reconciliation for the Successor period from December 30, 2001 through June 29, 2002:

Net Income	$2,775,000

Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	5,596,122
Dilutive effect of stock options	398,935

Diluted number of common and common equivalent shares outstanding	5,995,057

[Pictures of children wearing body suits, blanket sleepers and other products that we market; pictures of our products presented on in-store fixtures; and pictures of the interior of one of our retail stores.]

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                        , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Carter Holdings, Inc.

Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

Credit Suisse First Boston

Morgan Stanley

Representatives of the Underwriters

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts shown are estimates except the SEC registration fee, the NASD fee and the NYSE listing fee.

Item	Amount
SEC registration fee		$9,200
NASD filing fee		10,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

*
To be provided by amendment

        All expenses the registrant or the selling stockholders incur in connection with the issuance and distribution of the common stock registered hereby (other than underwriting discounts and commissions) will be borne by the registrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation eliminates the personal liability of our directors to the fullest extent allowed under Delaware law, as it shall be supplemented and amended.

        The Registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

        The following information is furnished with regard to all securities sold by the registrant within the past three years which were not registered under the Securities Act.

  (a)
  From August 23, 1999 through August 23, 2002, the registrant issued options to purchase 641,143 shares of its common stock to employees, directors, consultants and their affiliates.

  (b)
  In connection with Berkshire Partners' acquisition of it on August 15, 2001, the registrant sold 433,146 shares of its common stock to Berkshire Partners LLC and other investors for aggregate consideration of $106.6 million.

  (c)
  From August 23, 1999 through August 23, 2002, the registrant sold 57,052 shares of its common stock for aggregate consideration of $1.4 million.

        The securities referenced in clause (a) were issued in reliance on the exemption from registration provided by Rule 701 of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, as securities issued pursuant to certain compensatory benefit plans and contracts relating to compensation.

        The securities referenced in clauses (b) and (c) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of the Securities and Exchange Commission promulgated thereunder, as transactions by an issuer not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Description of Exhibits
1	Underwriting Agreement dated as of between Carter's, Inc., the underwriters named therein and the selling stockholders named therein.*
2.1	Stock Purchase Agreement dated July 12, 2001 by and among Carter Holdings, Inc., the stockholders of Carter Holdings, Inc. and CH Acquisitions LLC.**
2.2	Amendment No. 1 to the Stock Purchase Agreement, dated August 15, 2001, by and among CH Acquisitions LLC and the Management Stockholders.**
3.1	Form of Certificate of Incorporation of Carter's, Inc.*
3.2	Form of By-laws of Carter's, Inc.*
4.1	Specimen Certificate of Common Stock.*
4.2	Indenture dated as of August 15, 2001 among The William Carter Company, Carter's de San Pedro, Inc., Carter's Imagination, Inc. and State Street Bank and Trust Company, as Trustee.**
5	Opinion of Ropes & Gray.*
10.1	Amended and Restated Employment Agreement between Carter Holdings, Inc., The William Carter Company and Frederick J. Rowan, II, dated as of August 15, 2001.**
10.2	Amended and Restated Employment Agreement between The William Carter Company and Joseph Pacifico, dated as of August 15, 2001.**
10.3	Amended and Restated Employment Agreement between The William Carter Company and Charles E. Whetzel, Jr., dated as of August 15, 2001.**
10.4	Amended and Restated Employment Agreement between The William Carter Company and David A. Brown, dated as of August 15, 2001.**
10.5	Amended and Restated Employment Agreement between The William Carter Company and Michael D. Casey, dated as of August 15, 2001.**
10.6	2001 Equity Incentive Plan.
10.7
Purchase Agreement, dated as of August 8, 2001, by and among CH Acquisitions LLC and Goldman, Sachs & Co., Fleet Securities, Inc. and BNP Paribas Securities Corp. and joined as of the Closing Date by The William Carter Company and Carter's de San Pedro, Inc. and Carter's Imagination, Inc. with respect to the $175,000,000 aggregate principal amount of 10.875% Senior Subordinated Notes due 2011.**
10.8
Credit and Guaranty Agreement dated as of August 15, 2001 among The William Carter Company, as Borrower, Carter Holdings, Inc. and certain subsidiaries of The William Carter Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger and Syndication Agent, Fleet National Bank, as Administrative Agent and Collateral Agent, and BNP Paribas, as Documentation Agent.**

10.9
Amendment No. 1 of Credit and Guaranty Agreement dated as of March 27, 2002 among The William Carter Company, as Borrower, Carter Holdings, Inc. and certain subsidiaries of The William Carter Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger and Syndication Agent, Fleet National Bank, as Administrative Agent and Collateral Agent, and BNP Paribas, as Documentation Agent.
10.10	Amended and Restated Promissory Note dated August 15, 2001 between The William Carter Company and Frederick J. Rowan, II.**
10.11	Amended and Restated Stock Pledge Agreement dated August 15, 2001 between The William Carter Company and Frederick J. Rowan, II.**
10.12	Lease Agreement dated February 16, 2001 between The William Carter Company and Proscenium, L.L.C.**
10.13	Stockholders Agreement dated as of August 15, 2001 among Carter Holdings, Inc. and the stockholders of Carter Holdings, Inc., as amended.
21	Subsidiaries of Carter Holdings, Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Ropes & Gray (included in Exhibit 5).*
24	Power of Attorney (included on page II-12).

*
To be filed by amendment.

**
Incorporated by reference to The William Carter Company's Registration Statement filed on Form S-4 (No. 333-72790) on November 5, 2001.

(b)
Financial Statement Schedules. The following Report of Independent Accountants and financial statement schedule is included as part of this registration statement:

REPORT OF INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of
Carter Holdings, Inc.:

        Our audits of the consolidated financial statements of Carter Holdings, Inc. referred to in our report dated February 20, 2002, except for Note 18 as to which the date is August 19, 2002, also included an audit of the financial statement schedule listed in ITEM 16(b) of this Form S-1. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
February 20, 2002

SCHEDULE I CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY)

CARTER HOLDINGS, INC.

CONDENSED BALANCE SHEETS

(dollars in thousands)

	Successor, at December 29, 2001	Predecessor, at December 30, 2000
ASSETS
Income tax receivable	$623	$3,927
Investment in Carter's at equity	157,715	84,511
Deferred debt issuance costs, net	—	1,557

Total assets	$158,338	$89,995

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued interest	$—	$399
12% Senior Subordinated Notes	—	20,000

Total liabilities	—	20,399

Stockholders' equity:
Class A Stock, nonvoting; par value $.01 per share; 775,000 shares authorized; 752,808 shares issued and outstanding in 2000; liquidation value of $.001 per share (Predecessor)	—	8
Class C Stock, nonvoting; par value $.01 per share; 500,000 shares authorized; 242,192 shares issued and outstanding in 2000; liquidation value of $.001 per share (Predecessor)	—	2
Class C Treasury Stock, 31,186 shares, at cost at December 30, 2000 (Predecessor)	—	(1,870)
Class D Stock, voting; par value $.01 per share; 5,000 shares authorized, issued and outstanding in 2000 (Predecessor)	—	—
Common stock, voting; par value $.01 per share; 1,280,000 shares authorized; none issued or outstanding in 2000 (Predecessor)	—	—
Preferred stock, par value $.01 per share; 100,000 shares authorized; none issued or outstanding (Successor)	—	—
Common stock, voting; par value $.01 per share; 8,000,000 shares authorized; 5,583,034 shares issued and outstanding (Successor)	56	—
Additional paid-in capital	145,444	59,990
Retained earnings	12,838	11,466

Total stockholders' equity	158,338	69,596

Total liabilities and stockholders' equity	$158,338	$89,995

See accompanying note

CARTER HOLDINGS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

		Predecessor
	Successor
			For the year ended
	For the period from August, 15 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
			December 30, 2000	January 1, 2000
Interest expense	$—	$(1,670)	$(2,688)	$(2,689)
Income tax benefit	—	577	896	913

Loss before equity interest in Carter's and extraordinary item	—	(1,093)	(1,792)	(1,776)
Equity in net income (loss) of Carter's	12,838	(14,428)	14,445	(2,024)

Income (loss) before extraordinary item	12,838	(15,521)	12,653	(3,800)
Extraordinary item, net of tax benefit $761	—	(1,476)	—	—

Net income (loss)	$12,838	$(16,997)	$12,653	$(3,800)

Basic net income per common share	$2.30
Diluted net income per common share	$2.18
Basic weighted average number of shares outstanding	5,583,034
Diluted weighted average number of shares outstanding	5,889,826

See accompanying note

CARTER HOLDINGS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(dollars in thousands)

		Predecessor
	Successor
			For the year ended
	For the period from August, 15 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
			December 30, 2000	January 1, 2000
Cash flows from operating activities:
Net income (loss)	$12,838	$(16,997)	$12,653	$(3,800)
Extraordinary item, net of tax benefit	—	1,476	—	—
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Equity in net (income) loss of Carter's	(12,838)	14,428	(14,445)	2,024
Dividend received from earnings of Carter's	—	1,267	2,510	2,940
Amortization of debt issuance costs	—	162	254	256
Deferred tax expense	—	—	662	6
Increase in tax receivable	(843)	(577)	(1,558)	(919)
(Decrease) increase in accrued interest	(700)	301	(6)	—

Net cash (used in) provided by operating activities	(1,543)	60	70	507

Cash flows from investing activities:
Payment to sellers for Acquisition	(234,236)	—	—	—
Acquisition-related dividend from Carter's	128,559	—	—	—

Net cash used in investing activities	(105,677)	—	—	—

Cash flows from financing activities:
Repurchase of Class C stock	—	(60)	(70)	(507)
Payment of Predecessor 12% Senior Subordinated Notes	(20,000)	—	—	—
Proceeds from issuance of common stock	127,220	—	—	—

Net cash provided by (used in) financing activities	107,220	(60)	(70)	(507)

Net decrease in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of the period	—	—	—	—

Cash and cash equivalents at end of the period	$—	$—	$—	$—

Supplemental disclosure of non-cash investing and financing activity:
Increase in investment in Carter's as a result of treasury shares issued to an employee	$—	$60	$60	$60

CARTER HOLDINGS, INC.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common Stock	Class A Stock	Class C Stock	Class C Treasury Stock	Class D Stock	Additional paid-in capital	Retained earnings (accumulated deficit)
Predecessor:
Balance at January 2, 1999	$—	$8	$2	$(1,413)	$—	$59,990	$2,613
Issuance of Class C treasury stock (1,000 shares)				60
Purchase of Class C treasury stock (8,450 shares)				(507)
Net loss							(3,800)

Balance at January 1, 2000	—	8	2	(1,860)	—	59,990	(1,187)
Issuance of Class C treasury stock (1,000 shares)				60
Purchase of Class C treasury stock (1,169 shares)				(70)
Net income							12,653

Balance at December 30, 2000	—	8	2	(1,870)	—	59,990	11,466
Issuance of Class C treasury stock (1,000 shares)				60
Purchase of Class C treasury stock (1,000 shares)				(60)
Net loss							(16,997)

Balance at August 14, 2001	$—	$8	$2	$(1,870)	$—	$59,990	$(5,531)

Successor:
Balance at August 15, 2001	$56	$—	$—	$—	$—	$145,444	$—
Net income							12,838

Balance at December 29, 2001	$56	$—	$—	$—	$—	$145,444	$12,838

See accompanying note

CARTER HOLDINGS, INC.

NOTE TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

NOTE 1—THE COMPANY:

        Carter Holdings, Inc. ("Holdings") is a holding company whose primary asset consists of an investment in 100% of the outstanding capital stock of The William Carter Company ("Carter's"). On July 12, 2001, a special purpose entity formed by Berkshire Partners LLC and affiliates ("Berkshire") entered into a stock purchase agreement with Holdings and all of Holdings' stockholders to acquire substantially all of the stock of Holdings except for some equity interests held by our management (the "Acquisition"). The Acquisition was consummated on August 15, 2001. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in revolving credit facility borrowings; $125.0 million in term loan borrowings (both the revolver and term loan are part of a $185.0 million senior credit facility); $173.7 million of borrowings under a new senior subordinated loan facility (issued by Carter's in connection with an August 15, 2001 private placement); and $145.5 million of capital invested by affiliates of Berkshire and other investors, which includes rollover equity by management of $18.3 million. For further information, reference should be made to the Notes to Consolidated Financial Statements of Carter Holdings, Inc. included in the accompanying prospectus.

ITEM 17. UNDERTAKINGS.

        (a)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)  The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2)
    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, state of Georgia, on August 23, 2002.

CARTER HOLDINGS, INC.
By:	/s/ FREDERICK J. ROWAN, II Frederick J. Rowan, II Chairman, President and Chief Executive Officer

        Each person whose signature appears below constitutes and appoints each of Frederick J. Rowan, II and Michael D. Casey, jointly and severally, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and a registration statement registering additional securities pursuant to Rule 462(b) under the Securities Act) to this Registration Statement on Form S-1: and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FREDERICK J. ROWAN, II Frederick J. Rowan, II	Chairman, President and Chief Executive Officer (principal executive officer)	August 23, 2002
/s/ MICHAEL D. CASEY Michael D. Casey	Chief Financial Officer (principal financial and accounting officer)	August 23, 2002
/s/ JOSEPH PACIFICO Joseph Pacifico	Director	August 23, 2002
/s/ DAVID A. BROWN David A. Brown	Director	August 23, 2002
/s/ BRADLEY M. BLOOM Bradley M. Bloom	Director	August 23, 2002
/s/ ROSS M. JONES Ross M. Jones	Director	August 23, 2002
/s/ DAVID PULVER David Pulver	Director	August 23, 2002
/s/ PAUL FULTON Paul Fulton	Director	August 23, 2002

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1	Underwriting Agreement dated as of between Carter's, Inc., the underwriters named therein and the selling stockholders named therein.*
2.1	Stock Purchase Agreement dated July 12, 2001 by and among Carter Holdings, Inc., the stockholders of Carter Holdings, Inc. and CH Acquisitions LLC.**
2.2	Amendment No. 1 to the Stock Purchase Agreement, dated August 15, 2001, by and among CH Acquisitions LLC and the Management Stockholders.**
3.1	Form of Certificate of Incorporation of Carter's, Inc.*
3.2	Form of By-laws of Carter's, Inc.*
4.1	Specimen Certificate of Common Stock.*
4.2	Indenture dated as of August 15, 2001 among The William Carter Company, Carter's de San Pedro, Inc., Carter's Imagination, Inc. and State Street Bank and Trust Company, as Trustee.**
5	Opinion of Ropes & Gray.*
10.1	Amended and Restated Employment Agreement between Carter Holdings, Inc., The William Carter Company and Frederick J. Rowan, II, dated as of August 15, 2001.**
10.2	Amended and Restated Employment Agreement between The William Carter Company and Joseph Pacifico, dated as of August 15, 2001.**
10.3	Amended and Restated Employment Agreement between The William Carter Company and Charles E. Whetzel, Jr., dated as of August 15, 2001.**
10.4	Amended and Restated Employment Agreement between The William Carter Company and David A. Brown, dated as of August 15, 2001.**
10.5	Amended and Restated Employment Agreement between The William Carter Company and Michael D. Casey, dated as of August 15, 2001.**
10.6	2001 Equity Incentive Plan.
10.7
Purchase Agreement, dated as of August 8, 2001, by and among CH Acquisitions LLC and Goldman, Sachs & Co., Fleet Securities, Inc. and BNP Paribas Securities Corp. and joined as of the Closing Date by The William Carter Company and Carter's de San Pedro, Inc. and Carter's Imagination, Inc. with respect to the $175,000,000 aggregate principal amount of 10.875% Senior Subordinated Notes due 2011.**
10.8
Credit and Guaranty Agreement dated as of August 15, 2001 among The William Carter Company, as Borrower, Carter Holdings, Inc. and certain subsidiaries of The William Carter Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger and Syndication Agent, Fleet National Bank, as Administrative Agent and Collateral Agent, and BNP Paribas, as Documentation Agent.**
10.9
Amendment No. 1 of Credit and Guaranty Agreement dated as of March 27, 2002 among The William Carter Company, as Borrower, Carter Holdings, Inc. and certain subsidiaries of The William Carter Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger and Syndication Agent, Fleet National Bank, as Administrative Agent and Collateral Agent, and BNP Paribas, as Documentation Agent.

10.10	Amended and Restated Promissory Note dated August 15, 2001 between The William Carter Company and Frederick J. Rowan, II.**
10.11	Amended and Restated Stock Pledge Agreement dated August 15, 2001 between The William Carter Company and Frederick J. Rowan, II.**
10.12	Lease Agreement dated February 16, 2001 between The William Carter Company and Proscenium, L.L.C.**
10.13	Stockholders Agreement dated as of August 15, 2001 among Carter Holdings, Inc. and the stockholders of Carter Holdings, Inc., as amended.
21	Subsidiaries of Carter Holdings, Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Ropes & Gray (included in Exhibit 5).*
24	Power of Attorney (included on page II-12).

*
To be filed by amendment.

**
Incorporated by reference to The William Carter Company's Registration Statement filed on Form S-4 (No. 333-72790) on November 5, 2001.

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PROSPECTUS SUMMARY
Our Business
Our Competitive Strengths
Our Growth Strategy
General
Risk Factors
Trademarks
This Offering
Summary Historical and Pro Forma Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY AND OTHER DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Fiscal Year Ended December 29, 2001 (dollars in thousands, except per share data)
Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Six-Month Period Ended June 29, 2002 (dollars in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As a Percentage of Net Sales
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF OUR INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CARTER HOLDINGS, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CARTER HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS (dollars in thousands, except per share data)
CARTER HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except per share data)
CARTER HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
CARTER HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (dollars in thousands)
CARTER HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CARTER HOLDINGS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (dollars in thousands, except per share data)
CARTER HOLDINGS, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except per share data) (unaudited)
CARTER HOLDINGS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands) (unaudited)
CARTER HOLDINGS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE
CARTER HOLDINGS, INC. CONDENSED BALANCE SHEETS (dollars in thousands)
CARTER HOLDINGS, INC. CONDENSED STATEMENTS OF OPERATIONS (dollars in thousands, except per share data)
CARTER HOLDINGS, INC. CONDENSED STATEMENTS OF CASH FLOWS (dollars in thousands)
CARTER HOLDINGS, INC. CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (dollars in thousands)
CARTER HOLDINGS, INC. NOTE TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
SIGNATURES
EXHIBIT INDEX